Exhibit 99.1

Annual Information Form

For the Year Ended December 31, 2021

March 18, 2022

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

INTRODUCTORY NOTES AND CAUTIONARY STATEMENTS

GENERAL

In this Annual Information Form (“AIF”), Orla Mining Ltd., together with its subsidiaries, as the context requires, is referred to as the “Company” and “Orla”. Unless otherwise stated, all information contained in this AIF is as at December 31, 2021, being the last day of the Company’s most recently completed financial year.

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2021, which are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This AIF contains references to Canadian dollars (“C$”) and United States dollars (“$”, “US$”, or “US dollars”). All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Unless otherwise indicated, Canadian dollar amounts have been converted to United States dollars at the indicative exchange rate on December 31, 2021, as quoted by the Bank of Canada, of US$0.7888 = C$1.00.

GOLD PRICES

The high, low, average, and closing London PM fix gold (“gold” or “Au”) prices in United States dollars per troy ounce for each of the three years preceding the period ended December 31, 2021, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2021	2020	2019
High	$1,943	$2,067	$1,546
Low	$1,684	$1,474	$1,270
Average	$1,799	$1,770	$1,393
Closing	$1,806	$1,888	$1,515

SILVER PRICES

The high, low, average, and closing London fix silver (“silver” or “Ag”) prices in United States dollars per troy ounce for each of the three years preceding the period ended December 31, 2021, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2021	2020	2019
High	$29.59	$28.89	$19.31
Low	$21.53	$12.01	$14.38
Average	$25.14	$20.55	$16.21
Closing	$23.09	$26.49	$18.05

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

Forward-looking statements include, but are not limited to, statements regarding planned exploration, development and mining activities and expenditures; the estimation of Mineral Resources and Mineral Reserves (each as defined herein);  feasibility and pre-feasibility studies and economic results thereof, including but not limited to future production, costs and expenses; mine production plans; projected mining and process recovery rates; mining dilution assumptions; timeline for receipt of any required agreements, approvals, or permits; sustaining costs and operating costs; interpretations and assumptions regarding joint venture and potential contract terms; closure costs and requirements; the expected additional material to be included in a future mine plan as a result of the Layback Agreement (as defined below); terms of and ability to reach a subsequent agreement with Fresnillo plc (“Fresnillo”) to access the sulphide mineral resource at the Camino Rojo Project (as defined below) and obtaining regulatory approvals related thereto; expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project (as defined below); proposed exploration plans and expected results of exploration from each of the Cerro Quema Project and the Camino Rojo Project (as defined herein); timing of commercial production at the Camino Rojo Project; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties, and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations, including but not limited to, necessary permitting required to implement expected future exploration plans; community and ejido relations; availability of sufficient water for proposed operations; competition for, among other things, acquisitions of Mineral Reserves, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies and construction and the Company’s development objectives and strategies.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such statements.  Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein.  Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, silver, and copper, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration, development, and mining activities, the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement, that all conditions of the Company’s Facility (as defined herein) will be met, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on the Company’s mineral properties, the obtaining of a subsequent agreement with Fresnillo to access the sulphide Mineral Resource at the Camino Rojo Project and develop the entire Camino Rojo Project Mineral Resources estimate, that political and legal developments will be consistent with current expectations, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects, the timing of cash flows, the costs of operating, and exploration expenditures, the Company’s ability to operate in a safe, efficient, and effective manner, the Company’s ability to obtain financing as and when required and on reasonable terms, the impact of the novel coronavirus (“COVID 19”) pandemic on the Company’s operations, that the Company’s activities will be in accordance with the Company’s public statements and stated goals, and that there will be no material adverse change or disruptions affecting the Company or its properties.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance, or achievements to differ materially from those in the forward-looking statements include, among others: (i) uncertainty and variations in the estimation of Mineral Resources and Mineral Reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, and bulk density measurements, interpreted and modelled metallurgical domains, and metallurgical recoveries may not be representative; (ii) the Company’s reliance on the Camino Rojo Project and risks associated its start-up phase; (iii) financing risks and access to additional capital; (iv) risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; (v) risks related to the Company’s indebtedness; (vi) success of exploration, development, and operation activities; (vii) foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; (viii) concession risks at the Cerro Quema Project; (ix) the receipt of a Category 3 EIA (as defined herein) for the Cerro Quema Project; (x) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (xi) environmental and other regulatory requirements; (xii) delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the Mineral Resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; (xiii) the Mineral Resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; (xiv) the Layback Agreement remaining subject to the transfer of surface rights; (xv) delays in or failure to get access from surface rights owners; (xvi) risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; (xvii) uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; (xviii) the fluctuating price of gold, silver, and copper; (xix) global financial conditions; (xx) uninsured risks; (xxi) competition from other companies and individuals; (xxii) uncertainties related to title to mineral properties; (xxiii) conflicts of interest; (xxiv) risks related to compliance with anti-corruption laws; (xxv) volatility in the market price of the Company's securities; (xxvi) assessments by taxation authorities in multiple jurisdictions; (xxvii) foreign currency fluctuations; (xxviii) the Company’s limited operating history; (xxix) risks related to the Company’s history of negative operating cash flow; (xxx) litigation risks; (xxxi) intervention by non-governmental organizations; (xxxii) outside contractor risks; (xxxiii) risks related to historical data; (xxxiv) unknown labilities in connection with acquisitions; (xxxv) the Company’s ability to identify, complete, and successfully integrate acquisitions; (xxxvi) the Company not having paid a dividend; (xxxvii) risks related to the Company’s foreign subsidiaries; (xxxviii) risks related to the Company’s accounting policies and internal controls; (xxxix) the Company’s ability to satisfy the requirements of SOX (as defined herein); (xxxx) enforcement of civil liabilities; (xxxxi) the Company’s status as a PFIC (as defined herein) for U.S. federal income tax purposes; (xxxxii) information and cyber security; (xxxxiii) gold industry concentration; (xxxxiv) shareholder activism; and (xxxxv) risks associated with executing the Company’s objectives and strategies.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. See the section entitled “Risk Factors” below for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this AIF and, accordingly, are subject to change after such date. The Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR at www.sedar.com and the Company’s documents filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”), which are available on EDGAR at www.sec.gov.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

As set forth under “Risk Factors” herein, investors are cautioned that all of the mineralization comprising the Company’s Mineral Resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Company. However, the Mineral Resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had entered into the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide and transitional ore available for extraction on Orla’s property below the pit outlined in Orla’s previous 2019 Feasibility Study as set forth in the 2019 Camino Rojo Report. The Layback Agreement is only with respect to the portion of the heap leach material included in the current Mineral Reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill Mineral Resource estimate and one-quarter of the leach Mineral Resource estimate comprising the Mineral Resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach Mineral Resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries. Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the Mineral Resources of the Camino Rojo Project that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full Mineral Resource estimate would be significantly negatively impacted.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this AIF relating to the Company’s mineral properties has been reviewed and approved by J. Andrew Cormier, P.Eng., Chief Operating Officer of the Company, and Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company. Mr. Cormier and Mr. Guerard are each a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The disclosure included in this AIF uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimations are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Reserves and Mineral Resources adopted by the CIM Council on May 10, 2014 (the "CIM Standards") and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

“Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED, AND INFERRED MINERAL RESOURCES

This AIF has been prepared in accordance with Canadian standards for reporting of Mineral Resource and Mineral Reserve estimates, which differ from the previous and current standards of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Inferred Mineral Resources,” “Indicated Mineral Resources,” “Measured Mineral Resources” and “Mineral Resources” used or referenced in such documents are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ significantly from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), which applied to U.S. filings prior to January 1, 2021. Under such U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF that describes the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources.” In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be “substantially similar” to the corresponding CIM Standards that are required under NI 43-101.  While the SEC will now recognize “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources that the Company reports are or will be economically or legally mineable. Further, “Inferred Mineral Resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “Inferred Mineral Resources” exist. Under Canadian securities laws, estimates of “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as “Proven Mineral Reserves”, “Probable Mineral Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7.

NON-GAAP MEASURES

This AIF includes certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (in the Company’s case, International Financial Reporting Standards, or “IFRS”).

These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and readers should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles (“GAAP”).

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

ALL-IN SUSTAINING COSTS ("AISC")

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the AISC definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to external users in assessing operating performance and the Company’s ability to generate free cash flow from current operations. Upon commencing commercial production and reporting AISC, the Company will provide a reconciliation to IFRS figures then presented.

CASH COSTS PER OUNCE

The Company calculates cash costs per ounce by dividing the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits, by payable gold ounces. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The Company was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 as a Capital Pool Company (as defined by the TSX Venture Exchange (the “TSXV”)). On June 3, 2010, the Company was continued into British Columbia under the Business Corporations Act (British Columbia) and on April 21, 2015, the Company was continued into Ontario under the Business Corporations Act (Ontario). On June 12, 2015, the Company changed its name from “Red Mile Minerals Corp.” to “Orla Mining Ltd.” On December 2, 2016, in order to facilitate the acquisition of Pershimco Resources Inc. (“Pershimco”), the Company was continued as a federal company under the Canada Business Corporations Act (the “CBCA”). Following the continuance, on December 6, 2016, the plan of arrangement under the CBCA involving Orla and Pershimco (the “Arrangement”) was affected. Pursuant to the Arrangement, among other things, Orla and Pershimco were amalgamated and continued as one company under the name “Orla Mining Ltd.”

The Company’s registered office and its head and principal office is located at Suite 202 – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

INTERCORPORATE RELATIONSHIPS

The following is a diagram of the intercorporate relationships among Orla and its material subsidiaries, including their respective jurisdictions of incorporation.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

Inactive subsidiaries and those with both less than 10% of the total assets of the Company and 10% of the total revenues of the Company are excluded. The Company holds 100% of the shares of each material subsidiary, provided that, as required under Mexican corporate law, Minera Camino Rojo SA de CV (“Minera Camino Rojo”) has two shareholders – Orla Mining Ltd. holds 98% of the shares and 2% are held by a Canadian subsidiary of the Company, which holds its shares in trust for the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

Orla is a Canadian company listed on the Toronto Stock Exchange (“TSX”) under the symbol “OLA” and on the NYSE American LLC (the “NYSE American”) under the symbol “ORLA”. The Company's focus is on the acquisition, exploration, development, and exploitation of mineral properties in which the Company's exploration, development, and operating expertise could substantially enhance shareholder value.  The Company’s two material properties are the Camino Rojo project in Zacatecas State, Mexico (the “Camino Rojo Project”), a gold and silver open-pit and heap leach mine that achieved first gold pour on December 13, 2021 and is expected to achieve commercial production towards the end of the first quarter of 2022, and the Cerro Quema project in Los Santos Province, Panama (the “Cerro Quema Project”), a proposed open pit mine and gold heap leach operation with near-term gold production potential and various exploration targets.

The Camino Rojo Project is a 100% owned gold oxide heap leach project which leverages Management’s and the Company’s Board of Directors’ (the “Board” or “Board of Directors”) extensive exploration, development, and operating experience in Mexico.  The Camino Rojo Project covers over 163,000 hectares (“ha”).  Access and infrastructure are excellent with a paved highway and powerline nearby.  An NI 43-101 technical report dated January 11, 2021 containing current Mineral Resource and Mineral Reserve estimations for the Camino Rojo Project and operating plan has been filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For further details regarding the Camino Rojo Project, see “Mineral Projects – Camino Rojo Project”.

The Cerro Quema Project includes mineralized zones with the potential to support a near-term oxide gold production scenario and various exploration targets. The Cerro Quema Project concessions cover 14,800 ha and have paved road access, supportive local communities, and private land ownership. The Cerro Quema Project is currently in the last stage of the permitting process for a proposed open pit mine and gold heap leach operation. For further details regarding the Cerro Quema Project, see “Mineral Projects – Cerro Quema Project”.

GENERAL DEVELOPMENT OF THE BUSINESS

THE PERSHIMCO ACQUISITION

On September 14, 2016, Orla and Pershimco entered into a definitive arrangement agreement (the “Arrangement Agreement”) to amalgamate the two companies by way of a court-approved Arrangement under the CBCA. Concurrently with entering into the Arrangement Agreement, Orla subscribed for 12,121,212 shares of Pershimco (the "Pershimco Shares”) at a price of C$0.33 per Pershimco Share in a private placement for total gross proceeds to Pershimco of approximately C$4 million, representing approximately 4% of the Pershimco Shares on a pro forma basis. The private placement financing was not conditional on the completion of the Arrangement.

In connection with the proposed Arrangement, Orla entered into an agreement with GMP Securities L.P. on behalf of a syndicate of agents (the “Agents”) to complete a private placement of subscription receipts (the “Subscription Receipts”) for total gross proceeds of approximately C$50 million at a price of C$1.75 per Subscription Receipt. Each Subscription Receipt entitled the holder thereof to one pre-Arrangement common share of Orla (an "Old Orla Share”) on satisfaction of the release conditions, which Old Orla Shares would then participate in the Arrangement, as discussed below. Insiders of Orla participated in the financing and subscribed for an aggregate of 12,604,000 Subscription Receipts representing 44% of the outstanding Subscription Receipts sold under the private placement, and minority shareholder approval was obtained for the insider participation.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

On December 6, 2016, Orla announced the completion of the Arrangement. Under the Arrangement, each Orla shareholder received one common share of the amalgamated Orla entity (the “Common Shares”) in exchange for each Old Orla Share held. Each Pershimco shareholder received (i) 0.19 of a Common Share for each Pershimco Share held; and (ii) 0.04 of a class A common share of Orla. Each whole class A common share entitled its holder to receive, without payment of additional consideration, one Common Share conditional upon the issuance of a ministerial resolution by the Ministry of Environment of Panama, accepting the Environmental and Social Impact Assessment ("ESIA”) for the Cerro Quema Project on or prior to January 31, 2017. All outstanding options and warrants of both Orla and Pershimco were exchanged for equivalent securities of Orla in accordance with the Arrangement, while the outstanding restricted share units of Pershimco were paid out in either cash or Common Shares.

Following completion of the Arrangement, Orla had approximately 116 million Common Shares issued and outstanding with approximately 53% of the Common Shares being held by former shareholders of Orla and 47% of the Common Shares being held by former shareholders of Pershimco. Additionally, Orla had approximately 11 million class A shares issued and outstanding, which were all held by former shareholders of Pershimco. The 12,121,212 Pershimco Shares held by Orla were cancelled in connection with the Arrangement.

On December 7, 2016, the post-arrangement Common Shares commenced trading on the TSXV under the symbol OLA.

On February 2, 2017, Orla announced that the ESIA was not received prior to January 31, 2017 and, as a result and in accordance with their terms, any right held by the holders of class A common shares to receive Common Shares was terminated.

THE CAMINO ROJO PROJECT ACQUISITION

On June 21, 2017, Orla announced it had entered into an asset purchase agreement dated June 20, 2017, as amended (the “Camino Agreement”) pursuant to which Orla would acquire the Camino Rojo Project from Goldcorp Inc. (“Goldcorp”) for consideration to Goldcorp consisting of 31,860,141 Common Shares and a 2.0% net smelter royalty (the “Camino Acquisition”). On November 7, 2017, Orla and Goldcorp completed the Camino Acquisition. Following the Camino Acquisition, Goldcorp held 31,860,141 Common Shares, representing 19.9% of the then outstanding Common Shares of Orla.

On April 18, 2019, Newmont Corporation (“Newmont”) acquired all outstanding common shares of Goldcorp. By virtue of the takeover of Goldcorp by Newmont, Newmont assumed all rights and obligations of Goldcorp pursuant to all Goldcorp contracts with the Company.  Where applicable, all future references in this AIF to Goldcorp have been changed to Newmont.

The Company and Newmont are parties to an investor rights agreement (the “Newmont IRA”), which was originally entered into with Goldcorp in connection with the issuance of the Common Shares under the Camino Acquisition.  The Newmont IRA provides that (i) for so long as Newmont maintains at least a 10% equity interest in the Company, it will have the right to participate in future equity offerings used to advance the Cerro Quema or Camino Rojo Projects, in order to maintain its pro rata ownership; and (iii) Newmont will have the right to appoint one nominee to the Board of Directors.  As of March 18, 2022 and to the Company’s knowledge, Newmont owns approximately 16.6% of the issued and outstanding Common Shares. The Newmont IRA is available for review under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Orla and Newmont are also parties to an option agreement dated November 7, 2017 (the “Option Agreement”) regarding the potential future development of a sulphide operation at the Camino Rojo Project whereby Newmont will, subject to the sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in such sulphide project at the Camino Rojo Project.  Orla will be the operator of the Camino Rojo Project and will have full rights to explore, evaluate, and exploit the property.  However, in the event sulphide projects are defined through one or more positive pre-feasibility studies outlining a development scenario as outlined below, Newmont will have an option to enter into a joint venture with Orla for the purpose of future exploration, advancement, construction, and exploitation of such a sulphide project.

In October 2020, the 2% net smelter returns royalty granted to Newmont as part of the Camino Acquisition was acquired by Maverix Metals Inc. (“Maverix”).

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

COVID-19

The global outbreak of COVID-19 in 2020-2022 has had a significant impact on businesses through restrictions put in place by governments around the world, including the jurisdictions in which the Company conducts its business. Orla’s activities have been restricted by government orders related to, among others, travel, business operations, and stay-at-home orders.

The Board has oversight over management’s response to COVID-19 and has reviewed the plans and protocols in place. The Company has implemented strict COVID-19 protocols, including rigorous screening and testing programs at the site operations. Orla continues to maintain robust organization-wide COVID-19 prevention protocols to support the health of its employees and local communities. Orla is closely monitoring the potential impacts from the pandemic on areas including delivery of equipment, supplies and logistics, construction and operational costs and schedule, as well as community and government relations. Vaccination programs in Mexico are ongoing. During 2021, the Company supported the vaccination of its workers and local communities of San Tiburcio and other nearby communities, allowing workers time off and providing transportation to vaccination centers and coordinating with health authorities for the application of flu vaccines to Orla’s employees at the Camino Rojo Project. As of the date of this AIF, of all employees and contractors at the Camino Rojo Project, 99% have received at least one dose of COVID-19 vaccine and 95% have received two doses of COVID-19 vaccine.

As of the date of this AIF, it is not possible to determine the extent of the impact that this global health emergency will have on Orla’s activities as the impacts will depend on future developments which themselves are highly uncertain and cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, its extent and intensity, the duration of the outbreak, and possible government, societal, and individual responses to the situation. See the section of this AIF entitled “Risk Factors – Natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic, whether those effects are local, nationwide or global”.

DEVELOPMENTS DURING 2019

On May 14, 2019, the Company announced an early warrant exercise incentive program (the “Incentive Program”) for its 6,737,500 outstanding and unlisted warrants having an exercise price of C$0.62 and expiring on July 8, 2021 (“2021 Warrants”).  The Incentive Program was designed to encourage the early exercise of the 2021 Warrants during a 30-day early exercise period commencing June 13, 2019 and ending on July 12, 2019 (the “Incentive Period”).  Pursuant to the Incentive Program, the holders of the 2021 Warrants (the “Warrantholders”) were entitled to receive one full new warrant (the “Incentive Warrant”) upon the exercise of each 2021 Warrant during the Incentive Period.  Pursuant to the Incentive Program, 5,842,500 2021 Warrants were exercised, resulting in total gross proceeds to the Company of C$3,622,350.  The Incentive Program resulted in the Company issuing 5,842,500 Common Shares and 5,842,500 Incentive Warrants exercisable into one Common Share at a price of C$1.65 for a period of three years expiring on June 12, 2022.

At the 2019 shareholder meeting, Elizabeth McGregor was elected as a Director of the Company, and Hans Smit ceased to be a Director of the Company.

On June 25, 2019, Orla announced the results of its positive Feasibility Study on the Camino Rojo Project.  Subsequently on August 6, 2019, an independent technical report titled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 (the “2019 Camino Rojo Report”) was filed under the Company’s profile on SEDAR at www.sedar.com.  The 2019 Camino Rojo Report has been superseded by the 2021 Camino Rojo Report (as defined below).

The Company announced on September 9, 2019 that the Company had awarded the engineering, procurement and construction management (“EPCM”) contract for the Camino Rojo Project to M3 Engineering & Technology Corporation, a full service EPCM firm headquartered in Tucson, Arizona.

The Company announced on December 9, 2019 that it had received notification from the Mexican federal government environmental department known as SEMARNAT, granting approval to the Change of Land Use Permit, being one of the two key permits required for the development of the Camino Rojo Project.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

On December 18, 2019, the Company entered into a loan agreement (the “Loan Agreement”) with Trinity Capital Partners Corporation and a syndicate of other lenders (which include Agnico Eagle, Pierre Lassonde and three Directors of the Company) (collectively, the “Lenders”) with respect to a secured project finance facility of up to $125 million (the “Facility”) for the development of the Camino Rojo Project.  The Facility is for a term of five years (ending December 18, 2024), bears interest at 8.8% per annum and is comprised of three tranches – an initial tranche of $25 million (drawn down on December 18, 2019) and two subsequent tranches of $50 million that were each available for drawdown upon satisfaction of certain conditions precedent, including the receipt of key permits required for the development of the Camino Rojo Project.  The second tranche of $50 million was drawn down on October 30, 2020 and the third and final tranche of $50 million was drawn down on April 27, 2021.  The Company may prepay the Facility, in full or in part, at any time during the term, without penalty, with cash flow from operations.  The terms of the Facility require no mandatory hedging, production payments, offtake, streams, or royalties.  In connection with the closing of the Facility, on December 18, 2019, the Company issued an aggregate of 32.5 million share purchase warrants (the “2026 Warrants”) to the Lenders having an exercise price of C$3.00 per Common Share for a period of seven years expiring on December 18, 2026.  Concurrent with the closing of the Facility, the Board approved the start of construction spending at the Camino Rojo Project (for immediate needs such as detailed engineering and the ordering of long lead items such as the crushing system) and the commencement of project construction (subject to receipt of all required permits).

Hans Smit ceased as Chief Operating Officer of the Company on December 31, 2019.  Mr. Smit remains with the Company as a consultant.

On October 18, 2019, the Company entered into an investor rights agreement with Agnico Eagle (the "Agnico IRA") (subsequently amended on December 17, 2019) pursuant to which, among other things, a previous participation right agreement dated January 26, 2019 between Agnico Eagle and the Company was terminated and Agnico Eagle was granted, subject to the terms and conditions set out in the Agnico IRA, certain rights, including the right to participate in certain equity offerings undertaken by the Company and the right to nominate one member to the Company’s Board of Directors. As of the date of this AIF, Agnico Eagle has not exercised its right to nominate a member to the Company’s Board of Directors.  The Agnico IRA also provides for certain limited restrictions on the transfer of Common Shares held by Agnico Eagle.  The Agnico IRA is available for review under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

DEVELOPMENTS DURING 2020

The Company delivered a change of auditor notice dated March 25, 2020 in connection with the change in auditor from Davidson & Company LLP, Chartered Professional Accountants to Ernst & Young LLP, Chartered Professional Accountants. See the section of this AIF entitled “Interests of Experts – Auditors”.

On April 3, 2020, the Company closed a bought deal financing with a syndicate of underwriters led by Stifel Nicolaus Canada Inc. and including Desjardin Securities Inc., Paradigm Capital Inc. and Cormark Securities Inc. Pursuant to this financing, a total of 36,600,000 Common Shares were sold at a price of C$2.05 per Common Share for aggregate gross proceeds to the Company of C$75,030,000.

On April 16, 2020, the Company appointed J. Andrew Cormier as Chief Operating Officer. Mr. Cormier succeeded Mr. Hans Smit, who retired in December 2019 as Chief Operating Officer.

On August 13, 2020, the Company announced that the Mexican Federal Environmental Department had granted approval of the Company’s environmental impact statement (“EIS”) required for the development of the Camino Rojo Project. The approval of the EIS was conditional upon Orla meeting certain customary conditions and standard requirements. As a result of the approval of the EIS, the Company had received the two principal permits necessary for commencement of construction activities at the Camino Rojo Project.

On October 30, 2020, the Company completed the second tranche drawdown of $50 million under its $125 million Facility as described above. As of October 30, 2020, $75 million had been drawn down under the Facility.

On December 4, 2020, the Company appointed Eric Colby to the Board, as nominated by Newmont pursuant to the Newmont IRA (see “The Camino Rojo Project Acquisition” above for additional information on the Newmont IRA).

On December 18, 2020, the Common Shares were authorized for listing on the NYSE American under the symbol “ORLA”. The Common Shares commenced trading on the NYSE American on December 22, 2020.

On December 21, 2020, Orla announced it had completed a layback agreement (the “Layback Agreement”) with Fresnillo following the previously announced non-binding letter agreement between Orla and Fresnillo dated March 18, 2020. Closing of the Layback Agreement was subject to receipt of approval from the Federal Competition Commission (Comisión Federal de Competencia Económica or “COFECE”), which has been received. The Layback Agreement allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. Orla will have access to oxide and transitional heap leachable Mineral Resources on Orla’s property below the open pit outlined in the 2019 Camino Rojo Report. In addition, the Layback Agreement provides Orla with the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that is within an expanded open pit. Pursuant to the terms of the Layback Agreement, Orla will pay Fresnillo a total cash consideration of $62.8 million through a staged payment schedule:

●	$25 million was paid upon receipt of COFECE approval;
●	$15 million due no later than (i) twelve (12) months following the commencement of commercial production at Camino Rojo Project or (ii) December 1, 2022, whichever is earlier; and
●	$22.8 million due no later than (i) twenty-four (24) months following the commencement of commercial production at Camino Rojo Project or (ii) December 1, 2023, whichever is earlier.

The remaining payments bear interest at 5% per annum until the date of payment. The Layback Agreement does not preclude or restrict Fresnillo from participating in any future development of the sulphide mineral resource at the Camino Rojo Project.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

DEVELOPMENTS DURING 2021

On January 11, 2021, the Company announced the results of an updated Feasibility Study and Mineral Reserve estimate on the Camino Rojo Project. The updated Feasibility Study highlighted a 54% increase in contained gold mineral reserves and a 3.5-year extension to the mine life of the Camino Rojo Project. The estimated after-tax net present value (5% discount rate) of the Camino Rojo Project is now $452 million with an after-tax internal rate of return of 62% at a gold price of $1,600 per ounce. The updated Feasibility Study reflects some of the benefits resulting from the pit expansion made possible through the completion of the Layback Agreement. On February 9, 2021, the Company filed the associated technical report for the Feasibility Study titled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico” dated effective January 11, 2021 (the “2021 Camino Rojo Report”) on SEDAR at www.sedar.com and EDGAR at www.sec.gov. See “Mineral Projects – Camino Rojo Project”.

On February 10, 2021, the Company filed a preliminary short form base shelf prospectus (the “2021 Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada, which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, subscription receipts, units and debt securities, or any combination thereof (collectively, the “Securities”), having a total aggregate offering price for such securities, of up to C$300,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2021 Base Shelf Prospectus, including any amendments thereto, remains effective. The 2021 Base Shelf Prospectus was part of a registration statement on Form F-10 which the Company also filed on February 10, 2021 with the SEC under the U.S. Securities Act relating to the Securities. The previous base shelf prospectus was set to expire in April of 2021. The renewed 2021 Base Shelf Prospectus is effective for a further 25-month period and also qualifies for distribution in the United States. The final 2021 Base Shelf Prospectus was filed with securities regulatory authorities in Canada and with the SEC in the United States on March 12, 2021.

On February 26, 2021, the Company announced that it had completed the Layback Agreement with Fresnillo following receipt of approval from COFECE. Subsequent to the receipt of this approval, Orla made the initial payment of $25 million to Fresnillo.

On April 27, 2021, the Company completed the third and final tranche drawdown of $50 million under its $125 million Facility as described above.  As of April 27, 2021 and as of the date of this AIF, $125 million had been drawn down under the Facility.

On June 30, 2021, the Company announced a $35.0 million non-brokered prospectus financing consisting of 9,085,263 Common Shares priced at C$4.75 per Common Share for total gross proceeds of $35,000,000 (C$43,155,000). The financing was subscribed to by accredited investors, including a large institutional investor, Pierre Lassonde, Agnico Eagle, and Trinity Capital Partners Corporation. The financing was completed on July 14, 2021.

On July 28, 2021, the Company announced the results of a Pre-Feasibility Study and Mineral Resource and Mineral Reserve estimate on its Cerro Quema Project. The Pre-Feasibility Study demonstrates the possibility of a low-cost, high-return heap leach project. The estimated Cerro Quema Project after-tax net present value ("NPV") (5% discount rate) is $176 million with an after-tax internal rate of return ("IRR") of 38% at a gold price of US$1,600 per ounce.  On September 7, 2021, the Company filed the associated technical report for the Pre-Feasibility Study, entitled “Project Pre-Feasibility NI 43-101 Technical Report on the Cerro Quema Gold Oxide Project Province of Los Santos, Panama” and dated effective July 27, 2021 (the “2021 Cerro Quema Report”) under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The 2021 Cerro Quema Report has been superseded by the 2022 Cerro Quema Report (as defined below).

On December 6, 2021, the Company announced an initial Mineral Resource estimate for the Caballito copper-gold deposit in Panama. The Mineral Resource estimate for the Caballito copper-gold deposit consists of 31,952,000 tonnes of sulphide Indicated Mineral Resources at an average CuEq grade of 0.96% (0.83% Cu, 0.31 g/t Au & 2.2 g/t Ag) for 676 Mlbs of CuEq (585 Mlbs Cu, 315 Koz Au and 2,260 Koz Ag) and 22,569,000 tonnes of sulphide inferred mineral resources at an average CuEq grade of 0.85% (0.77% Cu, 0.21 g/t Au & 1.2 g/t Ag) for 425 Mlbs of CuEq (381 Mlbs Cu, 155 Koz Au and 856 Koz Ag). On January 20, 2022, the Company filed the associated technical report titled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama” and dated effective January 18, 2022 (the “2022 Cerro Quema Report”) under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The 2022 Cerro Quema Report updated the 2021 Cerro Quema Report in order to include the Mineral Resource estimate for Caballito. For further details on the 2022 Cerro Quema Report, see “Mineral Projects – Cerro Quema Project”.

On December 13, 2021, the Company completed the first gold pour at the Camino Rojo Project.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

DEVELOPMENTS DURING 2022

On March 1, 2022, the Company appointed Chafika Eddine as Chief Sustainability Officer, a newly created position within the Company.

DESCRIPTION OF THE BUSINESS

SUMMARY

As described above under “General Development of the Business”, the Company is a natural resource exploration, development, and operating company engaged in the business of acquisition, development, and exploitation of mineral properties whose current efforts are focused on its Camino Rojo Project and Cerro Quema Project.  See “Mineral Projects – Camino Rojo Project” and “Mineral Projects – Cerro Quema Project”.

SPECIALIZED SKILL AND KNOWLEDGE

All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, mining, metallurgy, environmental, permitting, corporate social responsibility, finance, accounting, and legal.  Orla faces competition for qualified personnel with these specialized skills and knowledge, which may increase costs of operations or result in delays.

COMPETITIVE CONDITIONS

The mineral exploration and mining business is competitive.  Competition is primarily for: (a) mineral properties that can be developed and operated economically; (b) technical experts that can find, develop, and mine such mineral properties; (c) labour to operate the mineral properties; and (d) capital to finance development and operations.

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition and exploitation of mineral concessions, claims, leases, and other interests, to finance its activities and in the recruitment and retention of qualified employees.  The ability of the Company to acquire, develop and operate precious metal properties will depend not only on its ability to raise the necessary funding and operate its properties economically, but also on its ability to select and acquire suitable prospects for precious metal development and operation or metal exploration.  See “Financing Risks” and “Competition” under “Risk Factors”.

HEALTH AND SAFETY

The Company is committed to the health and safety of its employees and strives to create and maintain a safe working environment by complying with all applicable health and safety laws, rules, and regulations.  Orla acknowledges that there are safety risks associated with its business and, through proactive risk management, continuously aims to minimize and control these risks.  The Company now has a Health and Safety department with full time personnel at both Camino Rojo and Cerro Quema Projects and continues to develop Health and Safety policy and procedures.  For 2021, there were two lost time incidents reported.  See “Environmental, Social, and Governance – Overview” below for additional information on the Company’s commitment to health and safety.

EMPLOYEES

As at December 31, 2021, the Company had 206 employees, which includes employees located in Canada (12), Panama (9) and Mexico (185).  In addition, there were 296 contractors working on the Camino Rojo Project.

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

BANKRUPTCY AND SIMILAR PROCEDURES

There have been no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by the Company or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

FOREIGN OPERATIONS

The locations of the Company’s Camino Rojo Project in Mexico and Cerro Quema Project in Panama expose the Company to certain risks, including currency fluctuations and possible political or economic instability that may result in the impairment or loss of mining titles or other mineral rights and opposition from environmental or other non-governmental organizations.  Mineral exploration and mining activities in foreign jurisdictions may also be affected in varying degrees by political stability and governmental regulations relating to the mining industry; labour unrest; expropriation; renegotiation, or termination of existing concessions; ability of governments to unilaterally alter agreements; surface land access; illegal mining; changes in taxation policies or laws; and repatriation of funds.  Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the Company’s control and may adversely affect the Company’s business.

See “Risk Factors – Foreign Country and Political Risk” and “– Foreign Subsidiaries”.

REORGANIZATIONS

Other than the Arrangement, there have been no material reorganizations of the Company or any of its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

PRINCIPAL MARKETS AND DISTRIBUTION

The Company currently sells its refined gold and silver to customers located in the United States. The Company evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets, traders, and financial institutions.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

OVERVIEW

Orla’s commitment to environmental, social and governance (“ESG”) practices is critical to adding value to its business by allowing Orla to attract and retain top talent, earn the trust of key stakeholders, effectively manage risk, and ensure Orla’s long-term competitiveness and sustainability.

Orla is committed to conducting business in a responsible manner at all times, which means respecting the health and safety of Orla’s employees, protecting the environment, respecting the human rights of Orla’s employees and the residents in the communities in which Orla operates, and contributing to the sustainable development of those communities. Orla believes that it is its responsibility to transform Mineral Resources into a net positive benefit for Orla’s stakeholders.

As discussed above under “Health and Safety”, the Company is committed to the health and safety of its employees.  To that end, the Board has established an Environmental, Sustainability, Health & Safety Committee which is responsible for all technical matters particularly as they apply to environmental, sustainability, health, and safety concerns, assessing environmental and social risks and the Company’s risk management thereof. Orla has also adopted an Environmental, Sustainability, Health & Safety Policy.  The Company will conduct all its operations in a manner that ensures full compliance with its Environmental, Sustainability, Health & Safety Policy, applicable legislation, and government requirements.  The aim of this policy is to protect the surroundings in which the Company operates, to minimize and manage environmental risks and to enhance sustainable environmental practices. In addition, the Company has implemented a Corporate Social Responsibility (“CSR”) Policy, which sets out the guidelines by which the Company will (i) endeavour to respect the health and safety of its employees; (ii) protect the environment; (iii) respect the human rights of its employees and the residents in the communities in which the Company operates; and (iv) contribute to the sustainable development of those communities.

Orla has been focused on developing a strong ESG foundation. Orla’s senior management team received an education session on ESG and its importance to investors and in relation to Company value. Orla also conducted an ESG Materiality Assessment, which focused on identifying and prioritizing the ESG factors with the greatest potential to impact the value of the business. The ESG Materiality Assessment considered leading ESG frameworks and standards (including the Sustainability Accounting Standards Board and the recommendations of the Task Force on Climate-related Financial Disclosures) as well as relevant ESG regulation and initiatives.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

The following sections provide an overview of certain aspects of Orla’s approach to ESG. A more detailed overview of Orla’s approach to ESG, as well as copies of the Company’s Environmental, Sustainability, Health & Safety Policy, Corporate Social Responsibility Policy, and other governance policies can be found on Orla’s website at www.orlamining.com/about-us/environmental-social-and-governance-esg.

ENVIRONMENT

Mining, exploration, and development activities are subject to various levels of federal, provincial, state, and local laws and regulations relating to the protection of the environment at all phases of operation.  These regulations govern exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances, and other matters.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the general handling, transportation, storage, and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees.  To the best knowledge of the Company, it is in compliance with all environmental laws and regulations in effect where its properties are located.

Mexican federal regulations require staged postings of a bond or financial guarantee for the estimated cost of reclamation, proportional to the pending reclamation work created by the Camino Rojo Project in each development phase, as determined by a technical economic study. In November 2020, the Company submitted the required first stage reclamation bond of $89.5 million Mexican Pesos (approximately $4.5 million), which was accepted by the Federal Treasury, with formal notice given to the Procuraduria Federal de Proteccion al Ambiente (“PROFEPA”, the Mexican government department responsible for environmental compliance). Subsequently, in November 2021, the reclamation bond was renewed for $127.0 million Mexican Pesos (approximately $6.3 million). The increase relates to additional disturbance from site activities during the construction phase.

Environmental protection requirements did not have a material effect on the capital expenditures, earnings, or competitive position of Orla during the 2021 financial year and are not expected to have a material effect during the 2022 financial year. Orla is committed to ensuring that all its activities are conducted in an environmentally safe and responsible manner and will require that its contractors adhere to the same high environmental standards.

SOCIAL

The Company strives to actively engage and make positive contributions in the communities where it currently operates.

At the Camino Rojo Project, the Company has agreements signed with the ejidos of San Tiburcio, El Berrendo and San Francisco de los Quijano, with commitments to deliver certain social support, scholarships, and food to the local communities.  The Company also counts with a community response mechanism to receive, document, and resolve community requests, concerns, and complaints.  As noted above, the Company has implemented the CSR Policy and has a full-time community relations team for the Camino Rojo Project.  The Company has contracted an independent consulting company to evaluate the CSR program and advise on its continued development.

In Panama, the Company has an active community relations program and has supported the local communities of Tonosi and Macaracas by providing certain medical equipment, access to water, and other social and education assistance.

GOVERNANCE

Orla recognizes the importance of corporate governance to the effective management of Orla and to the protection of its stakeholders. Orla’s approach to significant issues of corporate governance is designed with a view of ensuring that the business and affairs of Orla are effectively managed to enhance stakeholder value. Additional information on Orla’s corporate governance practices is contained in Orla’s Management Information Circular dated April 6, 2021 prepared for its most recent annual meeting of shareholders held on May 14, 2021 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  This information will also be contained in the Management Information Circular of the Company to be prepared in connection with the Company’s 2022 annual meeting of shareholders currently scheduled to be held in May 2022, which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Orla’s current governance policies can be found on Orla’s website at www.orlamining.com/about-us/environmental-social-and-governance-esg/corporate-governance/.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

MINERAL PROJECTS

The Company's focus is on the acquisition, exploration, development and exploitation of mineral properties in which the Company's exploration, development, and operating expertise could substantially enhance shareholder value. The Company's two material projects are the Camino Rojo Project and the Cerro Quema Project. The Company also holds a 100% interest in the Monitor Gold exploration project (the "Monitor Gold Project") in central Nevada. The Monitor Gold Project is not considered to be a material project for the Company.

THE CAMINO ROJO PROJECT

The following disclosure relating to the Camino Rojo Project has been derived, in part, from the 2021 Camino Rojo Report for the Camino Rojo Project, prepared by Carl E. Defilippi, RM, SME of Kappes, Cassiday and Associates (“KCA”), Matthew D. Gray, Ph.D., C.P.G. of Resource Geosciences Incorporated (“RGI”), Michael G. Hester, FAusIMM of Independent Mining Consultants, Inc. (“IMC”) and John J. Ward, C.P.G. of John Ward, RG, Groundwater Consultant, LLC, each of whom is independent of the Company and a qualified person under NI 43-101. Reference should be made to the full text of the 2021 Camino Rojo Report, which is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, as the 2021 Camino Rojo Report contains additional assumptions, qualifications, references, reliances, and procedures that are not fully described herein.

PROJECT DESCRIPTION, LOCATION AND ACCESS

The Camino Rojo Project is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico near the village of San Tiburcio. The project lies 190 km northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepcion del Oro, Zacatecas, and 54 km south-southeast of Newmont’s Peñasquito Mine. The Camino Rojo Project area is centered at approximately 244150E 2675900N UTM NAD27 Zone 14N.

Both Monterrey and Zacatecas have airports with regularly scheduled flights south to Mexico City or north to the USA. There are numerous gravel roads within the property linking the surrounding countryside with the two highways, Highways 54 and 62, which transect the property. In addition, there is a railway approximately 40 km east of San Tiburcio. There are very few locations within the property that are not readily accessible by four-wheel drive vehicles.

As of the date of the 2021 Camino Rojo Report, the Camino Rojo property consisted of seven concessions held by Minera Camino Rojo, a subsidiary of Orla, covering in aggregate 163,129 ha, with one concession expiring in 2057 and the remaining seven expiring in 2058. As part of the requirements to maintain the concessions in good standing, bi-annual fees must be paid based upon a per-hectare escalating fee, work expenditures must be incurred in amounts determined on the basis of concession size and age, and applicable environmental regulations must be respected.

Pursuant to the agreement whereby Orla acquired the Camino Rojo Project from Goldcorp (which was subsequently acquired and is wholly-owned by Newmont), Newmont was granted a 2% NSR on all metal production from the Camino Rojo Project, except for metals produced under the sulphide joint venture option stipulated in the Camino Agreement. On October 29, 2020, this 2% NSR royalty that pertains to oxide material was acquired by Maverix Metals Inc. (“Maverix”). A 0.5% royalty is also payable to the Mexican government as an Extraordinary Mining Duty, mandated by Federal law, and applies to precious metal production from all mining concessions, regardless of owner or other royalty encumbrances. A Special Mining Duty of 7.5% is also payable to the Mexican government on income derived from mineral production.

Orla is the operator of the Camino Rojo Project and has full rights to explore, evaluate, and exploit the property. If a sulphide project is defined through a positive Pre-Feasibility Study outlining one of the development scenarios A or B below, Newmont may, at its option, enter into a joint venture for the purpose of future exploration, advancement, construction, and exploitation of the sulphide project.

●	Scenario A: A sulphide project where material from the Camino Rojo Project is processed using the existing infrastructure of the Peñasquito mine, mill and concentrator facilities. In such circumstances, the sulphide project would be operated by Newmont, who would earn a 70% interest in the sulphide project, with Orla owning 30%.

●	Scenario B: A standalone sulphide project with a mine plan containing at least 500 million tonnes of Proven and Probable Mineral Reserves using standalone facilities not associated with Peñasquito. Under this scenario, the sulphide project would be operated by Newmont, who would earn a 60% interest in the sulphide project, with Orla owning 40%.

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Following exercise of its option, if Newmont elects to sell its portion of the sulphide project, in whole or in part, then Orla would retain a right of first refusal on the sale of the sulphide project.

On December 21, 2020, Orla announced that it had completed the Layback Agreement with Fresnillo, granting Orla the right to expand the Camino Rojo oxide pit onto 21.8 ha of Fresnillo’s 782 ha “Guachichil D1” mineral concessions, Title 245418, located immediately to the north of Orla’s property. For details on the Layback Agreement, see “General Development of the Business – Developments During 2020”. The Layback Agreement is only with respect to the portion of the heap leach material included in the Mineral Reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles).

Surface rights in the project area are owned by several Ejidos, which are Federally defined agrarian communities and private landowners. The land overlying the Mineral Resource at the Camino Rojo Project, is controlled by Orla under an agreement with the San Tiburcio Ejido, comprised of approximately 360 voting members who collectively control 37,154 ha. Exploration work at the Camino Rojo Project has been carried out under the terms of surface access agreements negotiated with the San Tiburcio Ejido and two neighbouring Ejidos.

Camino Rojo SA de CV (then, a Goldcorp subsidiary) executed two agreements that are still current with the San Tiburcio Ejido that cover the Camino Rojo deposit. Camino Rojo SA de CV subsequently passed the rights and obligations of these agreements to Minera Peñasquito SA de CV (then, a Goldcorp subsidiary), who subsequently transferred the rights and obligations to Minera Camino Rojo. Another agreement to cover surface access for exploration was signed in 2018.

The three agreements currently in effect with Ejido San Tiburcio are:

i.	Previous to Expropriation Occupation Agreement (“COPE”), executed on 26 February 2013 by and between Camino Rojo SA de CV, in its position of “occupant”, and Ejido San Tiburcio, as the owner, with regards to a surface of 2,497.30 ha. The rights and obligations of this agreement were passed to Minera Camino Rojo and the agreement stipulates that the Ejido expressly and voluntarily accepts the expropriation of Ejido lands by Minera Camino Rojo, in effect converting the Ejido land to fee simple private land titled to Minera Camino Rojo. In the event that the Federal agency responsible for the expropriation process, the Secretario de Desarollo Agrario Territorial y Urbano, denies the petition to cede the Ejido lands to Minera Camino Rojo, the agreement automatically converts to a 30-year temporary occupation agreement. Payment in full was made at the date of signing and no further payments are due. This agreement is valid and expires in 2043 and covers the area of the Mineral Resource discussed in the 2021 Camino Rojo Report.

ii.	Temporary Occupation Agreement (“COT”), executed on October 30, 2018 by and between Minera Camino Rojo, in its position of occupant, and Ejido San Tiburcio, as owner, with regards to a surface of 5,850 ha (the “TOA”). This agreement allows Minera Camino Rojo to explore 5,850 ha of Ejido lands over a 5-year period. Payments of 10,000,000 Pesos on signing, 5,000,000 Pesos on December 15, 2019, 5,000,000 Pesos on December 15, 2020, and 5,000,000 Pesos on December 15, 2021 are required to maintain the agreement in force. As of the date of the 2021 Camino Rojo Report, Minera Camino Rojo had made all required payments up to the date of the 2021 Camino Rojo Report and was current on all required payments and the agreement was in good standing.

iii.	Collaboration and Social Responsibility Agreement (“CSRA”), executed on February 26, 2013 by and between Camino Rojo SA de CV, in its position of “collaborator”, and Ejido San Tiburcio, as “beneficiary”, with regards to certain social contributions to be provided in favour of this last CSRA. The rights and obligations of this agreement were passed to Minera Camino Rojo and the agreement stipulates that Minera Camino Rojo will contribute 10,000,000 Pesos annually to the Ejido to be used to promote and execute diverse social and economic development programs to benefit the Ejido. Additionally, at its discretion, Minera Camino Rojo will provide support for adult education, career training, business development assistance, and cultural programs, and scholastic scholarships. The agreement expires when exploration or exploitation activities at the Camino Rojo Project end. Annual payments are due on the 29th of June each year. As of the date of the 2021 Camino Rojo Report, Minera Camino Rojo had made all required payments up to the date of the 2021 Camino Rojo Report, thus this agreement was valid and remains in effect until mine closure or project cancellation.

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Minera Camino Rojo signed a COT with Ejido El Berrendo on March 4, 2019 that covers 2,631 ha for a five-year period expiring on February 24, 2024. This COT requires annual payments of 2,284,787 Pesos. None of the Mineral Resources or Mineral Reserves discussed in the 2021 Camino Rojo Report, nor proposed infrastructure, is located on Ejido El Berrendo land. As of the date of the 2021 Camino Rojo Report, Minera Camino Rojo had made all required payments up to the date of the 2021 Camino Rojo Report and was current on all required payments and the agreement was in good standing.

Fresnillo controls surface rights needed for exploration and mining on the Guachichil D1 mineral concession. Pursuant to the Layback Agreement, 27.5 ha of surface rights controlled by Fresnillo will be acquired by Minera Camino Rojo to mine on a portion of the Guachichil D1 mineral concession that covers the area outside of the Orla concession required for the Project as defined in the 2021 Camino Rojo Report.

No environmental liabilities are apparent on the Camino Rojo Project property. Prior to Orla’s development of the Camino Rojo Project, the property did not contain active or historic mines or prospects, and there were no pre-existing plant facilities nor tailings piles present within the project area. All exploration work has been carried out by Minera Camino Rojo and prior operators in accordance with Mexican environmental standards and regulations. Conditional upon continued compliance, permits for normal exploration activities are expected to be readily attainable.

The Company submitted MIA (as defined herein) and CUS (as defined herein) permit applications to SEMARNAT (as defined herein) on August 29, 2019 and August 30, 2019, respectively, for the construction and operation of an open pit mine as per the project described in the 2019 Camino Rojo Report. Federal environmental authorities approved the CUS permit in December 2019, Minera Camino Rojo made the requisite payment to the National Forestry Commission on January 23, 2020 and Minera Camino Rojo received the CUS permit on February 6, 2020, allowing mine development and operation affecting 816.25 ha. The project as described in the 2021 Camino Rojo Report will require an additional CUS permit to allow for additional surface disturbances related to development of a pit layback onto lands not considered in the August 2019 CUS permit application. The additional CUS permit is expected to require 3 months for preparation of the application, and an additional 6 months for review and issuance of resolution by SEMARNAT.

With respect to the MIA, Minera Camino Rojo received the MIA permit on August 11, 2020, authorizing mine construction and operation of the project described in the 2019 Camino Rojo Report. The project described in the 2021 Camino Rojo Report, at the discretion of SEMARNAT, may require a modification of the MIA permit, or an additional MIA permit, to allow for additional production related to development of a pit layback onto lands not considered in the August 2019 permit application. Process methods and process infrastructure does not change. The MIA modification or additional MIA permit request is expected to require three months for preparation of the application, and an additional six months for review and issuance of resolution by SEMARNAT.

Federal regulations require staged postings of a bond or financial guarantee for the estimated cost of reclamation, proportional to the pending reclamation work created by the project in each development phase, as determined by a technical economic study. On November 11, 2020, Minera Camino Rojo submitted the required first stage reclamation bond of 89.5 Mexican Pesos (approximately $4.5 million) which was accepted by the Federal Treasury, with formal notice given to the Procuraduria Federal de Proteccion al Ambiente on November 13, 2020. All MIA and CUS permit conditions were satisfied, which allowed for site activities to commence for the Project described in the 2019 Camino Rojo Report. Subsequent to the date of the Camino Rojo Report, in November 2021, the reclamation bond was renewed for $127.0 million Mexican Pesos (approximately $6.3 million). The increase relates to additional disturbance from site activities during the construction phase.

Minera Camino Rojo received a municipal construction licence on December 4, 2020 from the Mazapil Municipality, authorizing construction of the mine and processing infrastructure as per the project described in the 2019 Camino Rojo Report. The project described in the 2021 Camino Rojo Report will require a modification to the municipal construction license to allow for additional earthworks related to development of a pit layback onto lands not considered in the August 2019 permit application.

Minera Camino Rojo currently has all major permits required to complete construction and operation of the Project described in the 2019 Camino Rojo Report, including the permits by the Secretaría de la Defensa Nacional for the purchase, storage and use explosives in mining activities. There are no impediments to construction, mining, and processing activities for the already authorized project. Minera Camino Rojo commenced the start of earthworks on November 26, 2020 and is expected to complete the construction by the end of Q1 2022.

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Approximately two-thirds of the Mineral Reserves described below are within the currently permitted mine plan. The remaining portion will require additional permits for an expanded pit. These permits are expected to be approved in a reasonable timeline. The authors of the 2021 Camino Rojo Report believe that the permitting risk for the Camino Rojo Project is low, similar to that of any mining project of similar scope in North America.

HISTORY

The mining concessions comprising the Camino Rojo property were originally staked to the benefit of Canplats de Mexico, S.A. de C.V., a subsidiary of Canplats Resources Corporation (“Canplats”), in 2007. In 2010, Goldcorp acquired 100% of the concession rights from Canplats. Orla acquired the Camino Rojo Project from Goldcorp in 2017 and Goldcorp was acquired by Newmont in 2019.

The Camino Rojo gold-silver-lead-zinc deposit was discovered in mid-2007, approximately 45 km southwest of Concepcion del Oro, and was originally entirely concealed beneath post-mineral cover in a broad, low relief alluvial valley adjacent to the western flank of the Sierra Madre Oriental. Mineralized road ballast, placed on a dirt road near San Tiburcio, Zacatecas, was traced to its source by geologists from La Cuesta International, working under contract to Canplats. A shallow pit excavated through a thin veneer of alluvium, located adjacent to a stock pond (“Represa”), was the discovery exposure of the deposit. Following a rapid program of surface pitting and trenching for geochemical samples, Canplats began concurrent programs of surface geophysics (resistivity and induced polarization “IP”) and reverse circulation (“RC”) drilling in late 2007, which continued into 2008.

The initial drilling was focused on a 450 metre (“m”) x 600 m gold in rock geochemical anomaly named the Represa zone. Core drilling began in 2008. The geophysical survey defined two principal areas of high chargeability: one centred on the Represa zone and another one km to the west named the Don Julio zone. Drilling demonstrated that the Represa and Don Julio zones are part of the same mineralized zone which crops out at Represa and plunges to the west. The elevated chargeability zones were interpreted as large volumes of sulphide mineralized rocks. Drilling by Canplats, and later drilling by Goldcorp, confirmed the presence of extensive sulphide mineralization at depth in the Represa zone, and much lower quantities of sulphide minerals at Don Julio.

By August of 2008, Canplats drilled a total of 92 RC, and 30 diamond-core holes, for a total of 23,988 and 16,044 m respectively, mainly focused in the Represa zone. The surface access and permission to continue drilling were cancelled in early August 2008, by the Ejido of San Tiburcio, Zacatecas. Nevertheless, in November 2008, Canplats published a Mineral Resource estimate for the Represa zone.

In October 2009, Canplats publicly released a PEA on the project, which is historical in nature and is no longer current and should not be relied upon.

Canplats was acquired by Goldcorp in early 2010. Validation, infill, condemnation, and expansion drilling began in January 2011. By the end of 2015, a total of 279,788 m of new core drilling in 415 drill holes and 20,569 m of new RC drilling in 96 drill holes was completed in the Represa and Don Julio zones and immediate surroundings. An additional 31,286 m of shallow rotary air blast (“RAB”) -style, RC drilling in 306 drill holes was completed, with most of the RAB drilling testing other exploration targets within the concession. Airborne gravity, magnetic and transient electromagnetic (“TEM”) surveys were also carried out, the results of which are in the archives of Minera Camino Rojo. As of the end of 2015, a total of 295,832 m in 445 diamond core holes, 44,557 m in 188 RC drill holes, and 31,286 m of RAB drilling had been completed.

Minorex Consulting Ltd. prepared a mineral resource estimate for Canplats in 2009 that was publicly disclosed. However, since the effective date of such mineral resource estimate, significant additional drillhole data has become available, rendering such mineral resource estimate obsolete. Thus, the Canplats mineral resource estimates are regarded as historical estimates only.

Mineral Reserve and Mineral Resource tabulations for the Camino Rojo Project were publicly disclosed by Goldcorp as recently as June 2016. The methodology of Goldcorp’s Mineral Resource estimates have not been publicly disclosed and the authors of the 2021 Camino Rojo Report have not confirmed the validity of the estimates. Therefore, the Goldcorp estimates are regarded as historical estimates only and have since been replaced by the current Mineral Reserve and Mineral Resource estimates set out in the 2021 Camino Rojo Report, which are detailed below.

As of the date of the 2021 Camino Rojo Report, there was no recorded mineral production from the Camino Rojo Project.

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GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT TYPES

Regional, Local and Property Geology

The Camino Rojo Project deposit is located beneath a broad pediment of Tertiary and Quaternary alluvium along the boundary between the Mesa Central physiographic province and the Sierra Madre Oriental fold and thrust belt near the pre-Laramide continental-margin. Oldest rocks are Triassic metamorphic continental rocks overlain by Early to Middle Jurassic red beds. Upper Jurassic to Upper Cretaceous marine facies rocks overlie the red beds at a disconformity and comprise a package of shelf carbonate rocks comprising the Zuloaga to Cuesta del Cura Formations and the basin-filling flysch sediments of the Indidura and Caracol Formations. The deposit lies within the southern extent of the northwest striking San Tiburcio fault zone.

On the Camino Rojo Project, a gold-silver-zinc-lead deposit lies concealed below shallow (<1 m to 3 m) alluvial cover in a large pediment along the southwest border of the Sierra Madre Oriental. Small water storage pits and trenches expose a portion of the oxide deposit in the discovery area known as Represa zone. The Late Cretaceous Caracol Formation is the primary mineralization host, and at depth, the upper Indidura Formation is a minor mineralization host along the Caracol contact. The gold-silver-lead-zinc deposit is situated above, and extends down into, a zone of feldspathic hornfels developed in the sedimentary strata, and variably mineralized dacitic dikes. The mineralized zones correspond to zones of sheeted sulfidic veins and veinlet networks, creating a bulk-mineable style of gold mineralization. Skarn mineralization has been encountered in the deeper portions of the system. The observed geologic and geochemical characteristics of the gold-silver-lead-zinc deposit at Camino Rojo are consistent with those of a distal oxidized gold skarn deposit. The metal suite and style of mineralization at Camino Rojo are similar to the intrusion-related deposits in the Caracol Formation and underlying carbonate rocks adjacent to the diatremes at the Peñasquito mine.

Mineralization styles in the region include polymetallic and copper-gold skarn and limestone manto (replacement) silver-lead-zinc sulphide ores in the Concepcion del Oro District, approximately 50 km north-northeast of the Camino Rojo Project, and gold-silver-lead-zinc mineralized igneous diatreme-breccia, and sulphide-sulosalt-carbonate veinlets and fracture filings in the Caracol Formation at Newmont’s Peñasquito mine.

Mineralized Zones

The Camino Rojo deposit comprises intrusive related, clastic sedimentary strata hosted polymetallic gold, silver, arsenic, zinc and lead mineralization.

Three stages of mineralization, including two styles of high-grade gold-silver mineralization, have been observed in the Camino Rojo deposit:

●	Stage 1 K-metasomatism (adularia?)-pyrite – K-metasomatism with disseminated pyrite replaced the mudstone, siltstone and fine-grained sandstones in the Caracol Formation. Mineralization is typically low-grade gold with 0.1-0.4 grams per tonne (“g/t”).

●	Stage 2 Intermediate Sulphidation (“IS”) veins – IS veins with pyrite-arsenopyrite-sphalerite±galena, calcite and minor quartz. Moderate to high grade gold (0.4 to +4.0 g/t), high zinc grades (0.5 to >2.0% Zn) and high values of As, Pb and Ba, with variable Ag.

o	IS Type 1 are pyrite-sphalerite-calcite veins with high values of Au-Zn-Ba, and low to moderate values of As, low Sb, and moderate to high Pb.

o	IS Type 2 – IS veins with pyrite-arsenopyrite-quartz ±calcite and sphalerite-sulphosalts, high gold (up to 60 g/t), Ag, As, Sb.

●	Stage 3 LS veins – colloform banded quartz veins, drusy-coxcomb quartz veins, and quartz-cemented, polymictic hydrothermal breccia with pyrite-galena-sulphosalts, adularia and electrum. Moderate to high gold grades (2.0 to 15.0 g/t) with high silver (100 to 500 g/t), and high As and Sb values, but variable to low Zn, Pb, and Ba values.

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At hand specimen scale, mineralization is controlled by bedding and fractures. The sandy and silty beds of the turbidite sequences of the Caracol Formation are preferentially mineralized, with pyrite disseminations and semi-massive stringers hosted within them, presumably due to higher syn-mineralizing fluid porosity and permeability relative to the enclosing shale beds. Basal layers of the turbiditic sandstone beds are often preferentially mineralized. Bedding discordant open space filling fractures and structurally controlled breccia zones host banded sulphide veins and sulphide matrix breccias. Some higher-grade vein and breccia zones are localized along the margins of dikes of intermediate composition. Gold-silver mineralization has been observed in drill core over vertical intervals greater than 400 m, with gold-silver mineralization occurring in a broad NE-SW trending elongate zone as much as 300 m wide and 700 m long.

Oxidation was observed to range from complete oxidation in the uppermost portions of the deposit, generally underlain or surrounded by a zone of mixed oxide and sulphide mineralization where oxidation is complete along fracture zones and within permeable strata, but lacking in the remainder of the rock, which then is generally underlain by a sulphide zone in which no oxidation is observed. Oxidation of the deposit is approximately 100%, generally extending from surface to depths of 100 m to 150 m and to depths of as much as 400 m along fracture zones. The underlying transitional zone of mixed oxide/sulphide extends over a vertical interval in excess of 100 m and is characterized by partial oxidation controlled by bedding and fractures. The sandy layers of the turbiditic sequence are preferentially oxidized, creating a stratigraphically interlayered sequence of oxide and sulphide material at the centimetre-scale, with oxidation along structures affecting all strata. Gold bearing strata of the of the Caracol Formation are preferentially oxidized and auriferous zones range from partially to completely oxidized, thus the metallurgical characteristics of mixed oxide/sulphide may vary greatly, with some material exhibiting characteristics similar to oxide material.

The 2021 Camino Rojo Report concludes that the distribution of mineralization at Camino Rojo is controlled by both primary bedding and discordant open space filling structures. Pervasive, near surface oxidation extends to depths in excess of 100 m and extends to greater depths along structurally controlled zones of fracturing and permeability.

Deposit Types

The observed geologic and geochemical characteristics of the gold-silver-lead-zinc deposit are consistent with those of a distal oxidized gold skarn deposit. The near surface portion of the Camino Rojo deposit has characteristics consistent with those of the distal skarn zone, transitional to epithermal mineralization, and overlies garnet bearing skarn mineralization encountered in the deeper portions of the system. Skarn deposits often exhibit predictable patterns of mineral zoning and metal zoning. Application of skarn zoning models to exploration allows for inferences about the possible lateral and depth extents of the mineralized system at the Camino Rojo deposit and can be used to guide further exploration drill programs.

EXPLORATION

The 2021 Camino Rojo Report summarizes exploration efforts by Orla through to January 11, 2021. See “Production, Outlook, and Future Plans” below for information on exploration activities subsequent to January 11, 2021.

Orla has conducted reconnaissance geological evaluations of portions of its mining concessions. Exploration activities completed included: geologic mapping; rock chip and soil geochemical sampling; and IP geophysical surveys. As of the effective date of the 2021 Camino Rojo Report, 695.2 line-km of IP surveys had been completed in four separate grids over the known area of mineralization, over the proposed area of infrastructure development, and to the west and south of the resource area, and over five separate grids in the Camino Rojo 5 concession. All grids were designed with 400 m line separation and stations every 100 m. Dipole spacing was selected to search for features at depths greater than 100 to 200 m. Chargeability anomalies with some similarities to the Camino Rojo deposit were identified. Three anomalies in the vicinity of the Represa zone were drill tested by nineteen RC holes totalling 5,662.5 m. No significant mineralization was encountered. Five separate IP grids in the Camino 5 claim defined several chargeability anomalies with some similarities to the Camino Rojo Project. As of the date of the 2021 Camino Rojo Report, one of the chargeability anomalies at the Las Miserias target has been drill tested by seven RC drillholes totaling 2,096.5 m. No significant mineralization was encountered.

A small orientation soil survey was conducted over the resource area and 66 soil samples were collected. Results from the survey indicate the geochemical “halo” over the deposit is tightly restricted to sub/outcrop. Anomalous gold (>0.2 g/t) is most closely associated with elevated arsenic (>100 parts per million (“ppm”)) and zinc (>300 ppm). More than 1,500 rock chip samples have been collected from throughout the mining concessions comprising the project. No significant rock chip gold anomalies were identified, but low-level anomalies were detected in the Las Miserias area, associated with a silicified breccia and a chargeability anomaly.

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Regional exploration continues to field check interpreted targets, consisting of coincident historical geochemical, airborne geophysical and satellite imagery anomalies. Ten areas of alteration of sedimentary strata have been identified, and although no significant geochemical results have been returned from them to date, they are considered of interest as possible distal alteration zones to mineralized areas.

As of the date of the 2021 Camino Rojo Report, Orla has a planned exploration program including:

•	2,500 m of core drilling to confirm mineralization on the Fresnillo property that is subject to the Layback Agreement;

•	a directional diamond drilling program to test the sulfide zone, over the down plunge extension of the Camino Rojo deposit; and

•

continuation of the regional exploration program to discover satellite deposits near the Camino Rojo deposit, including 7,500-metres of RAB reconnaissance drilling to test areas where bedrock is covered by soil and colluvium. The results from the RAB drilling, in combination with 200-line km of planned IP surveys, will define property exploration targets.

DRILLING

The drillhole database used for the Feasibility Study contains 911 drillholes and 370,566 m of drilling. During 2007 and 2008 Canplats drilled 121 holes for 39,831 m of drilling, about 11% of the drilling by metres. This was 92 RC holes and 29 core holes. Between 2011 and 2015 Goldcorp drilled 779 holes for 328,587 m of drilling. These were 95 RC holes, 306 RAB holes, and 378 core holes. The 2015 holes and some of the late 2014 holes were drilled for geotechnical investigations. Orla drilling included in the mineral resource estimate was conducted during 2018 and consisted of 6 RC holes for 803 m of drilling and 5 core holes for 1,345 m of drilling, totalling 11 holes and 2,148 m of drilling. There was limited non-resource drilling completed by Orla in 2018, 2019, and 2020.

The 2021 Camino Rojo Report concludes that the drilling and sampling procedures for the Camino Rojo drill samples are reasonable and adequate and there do not appear to be any drilling, sampling, or recovery factors which would materially impact the accuracy and reliability of the results that are included in the database used for the Mineral Resource estimate or the Mineral Reserve estimate.

Analytical work comparing various drilling campaigns and drilling types indicates potential down hole contamination in some of the wet Canplats RC drilling. The suspect sample intervals were not used for the resource modeling for the 2021 Camino Rojo Report. This impacted about 2,100 m, or about 5%, of the Canplats drilling.

In addition to the 11 holes drilled by Orla used in the Mineral Resource model database, through the effective date of the 2021 Camino Rojo Report, Orla completed geotechnical, metallurgical, condemnation, regional exploration, sulphide zone exploration and water exploration and development drilling totalling 21,796.02 m, as summarized in the table below. For a summary of drilling subsequent to the date of the 2021 Camino Rojo Report, see "Production, Outlook, and Future Plans" below.

Non-Resource Drilling Completed by Orla, 2018, 2019 and 2020

		Total Number of
Purpose	Drillhole Type	Holes	Total (m)
Clay Exploration	DDH	5	56.00
Condemnation	RC	7	1,767.85
Geotech Infrastructure Substrate	DDH	19	323.35
Geotech/Condemnation	DDH	4	642.00
Metallurgy	DDH	14	2,288.50
Infill/Sulphide Zone	DDH	3	1,959.70
Regional Exploration	RC	26	7,748.50
Monitoring Wells	RC/rotary	11	916.51
Water Exploration	RC	16	5,340.51
Water Production	RC/rotary	2	715.60
	Total	107	21,758.52

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The clay exploration drilling indicated that clay required for leach pad and pond construction is present but was not able to confirm adequate amounts. The condemnation holes verified that the proposed sites for project infrastructure will not impede development of Mineral Resources. The geotechnical holes provided the information necessary to determine pit slope stabilities and design criteria for the process plant, leach pad, waste dumps, and ponds, and confirmed that the proposed locations for each are suitable. Metallurgical drillholes provided material for testing. The water exploration, monitoring, and development drilling provided information needed for hydrologic modeling and indicated that wells at the project site can provide an adequate water supply to the Camino Rojo Project.

SAMPLING, ANALYSIS, AND DATA VERIFICATION

Sampling and analysis were supervised by the geological staff of Canplats for 2007 and 2008 drilling and by Goldcorp for 2011 through 2014 drilling and by Orla for 2018 drilling.

After collection in the field, the Canplats core and RC samples were transported by truck to a secure warehouse in San Tiburcio, a distance of about 5 km. After each drill core sample was split in half by sawing and bagged, the sample bags were tied shut with non-slip plastic ties. The sample bags were then moved to a locked storage area in the core logging and storage facility controlled by the company geologists. Prior to shipping, several sample bags were placed into large woven nylon ‘rice’ bags, their contents were marked on each bag, and each bag was securely sealed. The sample bags were delivered directly to the ALS Chemex assay laboratory in Guadalajara, Jalisco State, Mexico by company personnel.

During the Goldcorp tenure, samples were transported from the field to a secure warehouse and logging area in San Tiburcio, usually twice a day, morning and late afternoon. Sealed individual sample bags of sawn core were loaded into numbered rice sacks which were tied closed and placed in the secure storage building each afternoon. Once or twice a week the sealed sacks were loaded into a delivery truck operated under contract to ALS Chemex and delivered to the preparation labs.

Orla took possession of the Goldcorp facility in San Tiburcio. As of the date of the 2021 Camino Rojo Report, the core, many of the assay pulps, and the RC chip trays are stored at this facility. The facility is walled with locked gates. During the 2018 drill campaign, at the end of each drill shift, Orla personnel moved RC cutting samples and drill core to this facility. Samples for assay were packaged in shipping sacks and delivered directly to the ALS Chemex sample preparation facility in Zacatecas.

ALS Chemex was the primary assay laboratory used for the routine assaying of surface and drill samples for both the Canplats, Goldcorp and Orla drilling/sampling programs. All the assays were done at the ALS Chemex laboratory in North Vancouver, British Columbia, certified under ISO 9001: 2000, and 2008, and accredited under ISO 17025:2005.

The Canplats samples were prepared for assaying at the ALS Chemex sample preparation laboratory in Guadalajara, Mexico. Most of the Goldcorp samples were prepared at the ALS Chemex sample preparation laboratory in Zacatecas, Mexico. However, during 2013 and 2014 samples were also sent to the ALS Chihuahua facility and the ALS Guadalajara preparation lab as well as Zacatecas facility. Orla samples were prepared at the ALS Chemex facility in Zacatecas.

Upon receipt at the sample preparation labs the samples were dried, crushed in their entirety to >70% passing a two- millimetre (“mm”) screen. The crushed material was riffle split to extract an approximate 250-gram sub-sample that was pulverized to >85% passing 75 microns in a disc pulverizer. This sample preparation procedure is the standard ALS Chemex “PREP-31” procedure. Each of the 250-gram pulps were riffle split into two sealed paper sample envelopes, with one split air-shipped to the ALS Chemex assay facility in North Vancouver. The second split was returned to the property for storage. The same sample preparation procedure was used for core and RC chips. ALS Chemex is independent of each of Canplats, Goldcorp, and Orla.

The core and RC samples collected by Canplats, Goldcorp, and Orla, as well as the surface pit and trench samples collected by Canplats, were assayed with the same analytical methods and at the same laboratory, the ALS Chemex facility in North Vancouver, British Columbia. For gold, all were assayed using the Au-AA23 30-gram fire assay fusion, with Atomic Absorption finish. A total of 33 other elements were determined four-acid sample digestion followed by Inductively Coupled Plasma Atomic Emission Spectrometry (“ICP-AES”). This is ALS Chemex method code ME-ICP61. Over-limits for gold were automatically re-assayed with 30-gram fire assay fusion with gravimetric finish (method code Au-GRA21). Over-limits for silver, copper, lead, and zinc were automatically performed by four acid digestion of the sample followed by analysis by ICP-AES. This is ALS Chemex method code ME-OG62 for material grade samples. RAB-style RC samples from 2011 to 2014 were analyzed at ALS Chemex using method code ME-MS61m, which employs the same four-acid digestion, and a combination of ICP-AES, mass-spectrometry, and cold-vapour Atomic Absorption to determine 48 elements plus mercury. Most of the RAB holes are peripheral to the main deposit area.

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The Canplats quality assurance/quality control (“QA/QC”) program was based on the insertion of control samples at a target rate of 5% to the assay laboratory. A quality control sample was to be inserted randomly within every 20 consecutive samples, alternating between standard, blank or duplicate samples. The standard and blank samples were inserted into the sample sequence as the sample shipment was being readied. Duplicate samples were inserted into the sample sequence at the time of collection. The final, compiled database for 2007 and 2008 drilling included 2,165 blanks and standards, and 1,078 field duplicates. However, relatively few of the Canplats QA/QC samples (about three holes) are included in the current Camino Rojo database. IMC believes the Canplats drilling is adequately verified by the Goldcorp drilling results. Based on 5m composite there are 673 Canplats composites in 51 different holes that also have Goldcorp composites within 10m. The distributions of the gold values are comparable.

Goldcorp’s QA/QC program included the use of blanks, standards, and field duplicates for all drilling to monitor potential sample numbering issues and contamination during sample preparation, as well as analytical accuracy and precision. The control sample insertion rate was originally targeted at 7%, and Goldcorp personnel inserted all QA/QC samples during sample collection, prior to placing the samples in the storage area for shipment to the laboratory. A blank was inserted every 25 samples. Standards were inserted every 50 samples usually immediately following the blanks. Field duplicates were inserted every 100th sample. A total of 10,583 control samples were inserted in 2011 through 2013, for a realized control insertion rate of just below 8%.

A comprehensive compilation and review of Goldcorp’s QA/QC program determined that while adequate, the program had several aspects that could be significantly improved through a few simple and easy to implement changes including: (i) at 8% the overall insertion rate was considered low and that a higher proportion of QA/QC samples, distributed more evenly, were needed; (ii) over significant periods of time only a single standard had been used and that several standards should be used on a rotation basis; and (iii) the ¼ core duplicate could not assess variability in the regular samples properly and that the full second half of core should be used instead. Early in 2014 a new QA/QC protocol was adopted where a QA/QC material would be inserted every 10th sample for an improved insertion rate of 10%. Three standards were used in a rotation, alternating with blanks and duplicates such that every 80 samples two blanks, two ½ core duplicates, and 4 standards were inserted into the sample sequence.

The Goldcorp QA/QC samples were included in the database provided to IMC.

Orla’s QA/QC program included training of project geologists and drillers on proper sampling methods at the drill rig, field visits by the responsible Qualified Person, systematic insertion into the sample stream and assay of blank samples, standards, and duplicate samples. During the 2018 drill program, project geologists inserted blank samples into the sample stream at an interval of one blank sample every 50 samples on regular intervals. A total of 29 blanks were inserted into the sample stream and 19 of the blanks were preceded by a sample containing detectable gold. The blank sample that was immediately preceded by the highest-grade drill sample, 5.57 ppm, yielded the highest measured gold concentration of 0.16 ppm. If it is assumed that the blank samples truly are “blank” and do not contain gold above the 0.005 ppm detection limit, then these data are consistent with a slight and immaterial amount of contamination during sample preparation. Standards were inserted into the sample stream every 50 samples. Five different standards of different gold grades were used. A comparison of standard assay results from ALS Chemex to the certified assay means for the standards indicates that the assays obtained during the 2018 drilling program are reliable. Field duplicates were inserted into the sample stream at a ratio of one duplicate every 50 samples. Field duplicates were submitted blind to the laboratory, i.e. the lab could not distinguish which samples were field duplicates. A total of 31 field duplicates were analysed. The field duplicates show high variation compared to originals for both Au and Ag and 10% of rig split duplicates have greater than 60% absolute relative difference in Au assay and 47% absolute relative difference in Ag assay from originals. The variance in gold was further examined by segregating data by drilling method. Both RC and drillcore samples exhibit the same variances of Au. Preparation duplicates were inserted into the sample stream at a ratio of one duplicate every 100 samples. A total of 15 preparation duplicates were analysed. 90% of sample preparation duplicates have less than 22% absolute relative difference Au and less than 20% absolute relative difference Ag from originals. The precision demonstrated by the coarse reject duplicates is within normal ranges observed for gold deposits and the data indicates the sampling is reliable and adequate for resource estimation purposes. Assay (lab) duplicates were inserted into the sample stream at a ratio of one duplicate every 100 samples. A total of 12 lab duplicates were analysed. The pulp re-assays show low variance compared to the original assay for both Au and Ag and 90% of laboratory pulp duplicates have less than 13% absolute relative difference Au and less than 10% absolute relative difference Ag from originals. The precision demonstrated by the pulp re-assays is within normal ranges observed for gold deposits and the data indicates the sampling is reliable and adequate for resource estimation purposes. Check assays from an independent lab of the same pulp assayed by ALS Chemex have not yet been performed. Bureau Veritas (“BV”) labs has performed independent assays on a second pulp prepared by ALS Chemex and sent out for independent assay for 64 samples. BV gold assays yielded a mean 11.9% higher than the ALS Chemex assays. Because the BV assays are of a second pulp, not the same pulp assayed by ALS, no conclusions can be drawn about the repeatability of assays between the labs.

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The 2021 Camino Rojo Report concludes that the historical sample preparation, analysis, QA/QC programs and sample security measures conducted by Canplats, Goldcorp and Orla, all as more fully described in the 2021 Camino Rojo Report, were reasonable and adequate to ensure the reliability of the drilling database and that the respective QA/QC programs met or exceeded industry standards.

The sampling data used for the Mineral Resource estimate for the 2021 Camino Rojo Report was verified by IMC. IMC selected 20 holes at random from the Camino Rojo database and compared the database with original assay certificates The gold, silver, lead, and zinc assays in the database were compared with the certificates. The checked data amounted to about 7,623 assay intervals. A review of the RC drilling was also done, as previous reports indicated potential issues with the Canplats RC drilling and that a portion of the Canplats RC drilling that was considered wet was probably contaminated and should not be used for mineral resource estimates. IMC conducted a comparison of the four population sets based on pairing 5m composites. Based on a review of cross sections, most of the wet RC drilling is not in the constrained oxide pit developed for the 2021 Camino Rojo Report. Additional analysis was done with decay analysis and visual review of the assays in the holes. Based on the analysis IMC decided the assay intervals marked as wet or humid for certain drillholes are potentially contaminated and should not be used for resource modeling. This impacted about 2100m, or about 5%, of the Canplats drilling.

RGI conducted field reviews during Orla’s 2018 drill program to verify drilling and sampling techniques and drillhole collar locations. RGI reviewed: drill methods; drill core; Orla’s drill logs; Orla’s geologic and oxidation database; and Orla’s geological interpretations and model. No discrepancies, inconsistencies, or geologically implausible interpretations were noted. RGI independently evaluated the drill sample assay data, including a comparison of the project drillhole database against original assay certificates from the 2018 drill program. No unresolved discrepancies were noted.

IMC concluded that the database assay values and the drill hole database, after the deletion of the potentially contaminated RC samples, are acceptable for the purposes of preliminary economic assessments, prefeasibility, and feasibility level studies. Likewise, RGI concluded that the 2018 geologic and drillhole assay database is suitable for use in Mineral Resource and Mineral Reserve estimation and for the purposes of feasibility level studies. There were no limitations on the ability of the authors of the 2021 Camino Rojo Report to conduct the data verification procedures.

MINERAL PROCESSING AND METALLURGICAL TESTING

Historical metallurgical test work programs on the Camino Rojo property were commissioned by the prior operators of the project between 2010 and 2015. A confirmatory metallurgical test program was commissioned by Orla in 2018 to confirm the results and conclusions from the previous campaigns. In total, 107 column leach tests (85 on representative samples for the material types and pit area) and 164 bottle roll tests have been completed to date the date of the 2021 Camino Rojo Report on the Camino Rojo ore body as well as physical characterization and preliminary flotation test work.

Canplats commissioned SGS Mineral Services Minerals in Durango, Mexico to conduct bottle roll, column leach, and flotation tests in two programs on Camino Rojo drill core samples and in 2009 publicly disclosed results of 18 column leach tests, 61 bottle roll tests, and 35 flotation tests.

In 2010, Mine and Quarry Engineering Services, on behalf of Canplats, commissioned KCA to perform additional metallurgical test work based on material mineralization according to the geological and mineral interpretations at the time. Test work performed included cyanide shake tests on 569 individual samples and 16 composites, 16 column leach tests, as well as percolation and agglomeration tests.

Between 2012 and 2015, Goldcorp carried out several metallurgical programs on oxide, sulphide and transition material. This work was performed by several different metallurgical testing groups including KCA, Blue Coast Research Metallurgy in Parksville, British Columbia, and Hazen Research in Golden, Colorado.

KCA completed three separate test programs for Goldcorp between 2012 and 2015 including column leach tests, agglomeration and percolation tests, bottle roll tests and cyanide shake tests. The column tests were completed on composite samples of split core by material types and lithologies. The 2012 program included 28 column tests on 14 different composites by pit oxidation level and material type. The 2014 program included 68 direct and carbon in leach bottle leach tests on cut and broken core intervals. The 2015 program included 26 column tests on 13 different composites by lithology.

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The Blue Coast Research Metallurgy program consisted of a variability study, small scale gravity tests, and a flotation flowsheet development. The variability program subjected 98 samples to small-scale bench flotation, small-scale leach testing, and small-scale gravity recovery tests. Flotation flowsheet development testing was conducted on three bulk sulphide composites: one from the Represa zone and two from the West Extension.

The Hazen Research test program included grinding, flotation, and cyanide leaching studies of sulphide and transitional material on some 112 composites.

Orla commissioned KCA in 2018 to perform confirmatory test work on the Camino Rojo ore. The Camino Rojo ore body contains three basic material types which include oxide, sulphide, and transition material. The test work included column leach and bottle roll leach tests on each of the primary ore types (Kp Oxide, Ki Oxide, Transition Hi and Transition Lo) as well as physical characterization and cyanide neutralization test work. These material types have been further defined into distinct groups beyond the basic classifications. Oxide material has been classified relative to the material’s K alteration values from ICP testing and include the Kp (pervasive) and Ki (incipient) oxides. Transition material has been classified based on oxidation level via qualitative indicators which include Transition-Hi (60 to 90% oxidized), Transition-Lo (30 to 60% oxidized), and Transition-S (Sulphide, <30% oxidized). Transition-S material is not included in the mineral resource for the Camino Rojo Project.

Preliminary oxidative treatment test work was conducted by KCA in 2020 to evaluate an alkaline atmospheric oxidation (“AAO”) process as a pre-treatment for heap leach materials. The AAO process is designed to oxidize sulphide material by agglomerating the material with cement and soda ash and circulating an alkaline solution through the material, along with air sparging. The alkaline solution is circulated for several weeks; the material is then rinsed with water followed by normal cyanide leaching. The preliminary AAO test program included two column leach tests on Trans-Lo material crushed to -9.5 mm (one with AAO pre-treatment and one without). The AAO pre-treated column achieved 11% higher recovery compared to the column without pre-treatment suggesting that there may be an opportunity to increase recoveries on transition and mixed sulphide material with AAO pre-treatment. Additional test work is required to confirm these results and optimize reagent requirements for the process and will need to be completed before any evaluation of potential economic benefits can be made.

Based on the metallurgical tests completed on the Camino Rojo deposit, key design parameters for the project include:

●	Crush size of 100% passing 38mm (P80 28mm);
●	Estimated gold recoveries (including 2% field deduction) of:
●	70% for Kp Oxide;
●	56% for Ki Oxide;
●	60% for Trans-Hi; and
●	40% for Trans-Lo;
●	Estimated silver recoveries (including 3% field deduction) of:
●	11% for Kp Oxide;
●	15% for Ki Oxide;
●	27% for Trans-Hi and
●	34% for Trans-Lo;
●	Design leach cycle of 80 days;
●	Agglomeration with cement not required for permeability or stability;
●	Average cyanide consumption of 0.35 kg/t ore;
●	Average lime consumption of 1.25 kg/t ore.

The key design parameters are based on a substantial number of metallurgical tests including 85 column leach tests on samples representative of domains in the current deposit model. These 85 representative samples from documented drill holes with good spatial distribution in the proposed pit include 41 columns tests on Kp Oxide material, 7 column tests on Ki Oxide material, 16 column tests on Trans-Hi material and 21 column tests on Trans-Lo material. The 22 non-representative columns were excluded based on the following criteria:

●	Columns on Trans-S or sulphide material that were not considered in the Mineral Reserve.
●	Mix of Tran-S or other material types.
●	Samples taken from outside of the proposed pit area.

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An additional 54 bottle roll leach tests with direct correlations with the column tests have been included as part of the evaluation to support these results and conclusions.

In general, the Camino Rojo deposit shows variability in gold and silver recoveries based on material type and geological domain with preg-robbing organic carbon being the only significant deleterious element identified, which is primarily associated with the transition material at depth along the outer edges of the deposit. Recoveries for the oxide material are good and will yield acceptable results using conventional heap leaching methods with cyanide. Recoveries for the transition material are lower compared with the oxide material for conventional leaching with some areas of transition showing reasonably high recoveries. Reagent consumptions for all material types are reasonably low.

Preg robbing, a phenomenon where gold and gold-cyanide complexes are preferentially absorbed by carbonaceous, and to a lesser extent, other material within the orebody, presents a low risk to the overall project. A significant investigation by Orla into the preg robbing material indicates that potentially preg robbing material represents a small percentage of the total material to be processed and will not be encountered until later in the project life and can be mitigated by proper ore control.

MINERAL RESOURCE ESTIMATES

The Mineral Resource in the 2021 Camino Rojo Report includes potential mill resources and the potential heap leach resources, which are oxide dominant and are the emphasis of the 2021 Camino Rojo Report. The Mineral Resources are based on a block model developed by IMC during January and February 2019. This updated model incorporated the 2018 Orla drilling program and updated geologic models. The effective date of the Mineral Resource estimation is June 7, 2019.

The gold and silver Mineral Resource includes material amenable to heap leach recovery methods (leach material) and material amenable to mill and flotation concentration methods (mill material). The resources amenable to heap leach methods are oxide dominant and are the emphasis of the updated Feasibility Study.

The lead and zinc Mineral Resources are in sulphide dominant material and are recovered along with the gold and silver in the mill material.

The Mineral Resources from the leach material are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. The Mineral Resources from the mill material are excluded from the mine design in the 2021 Camino Rojo Report.

The Measured, Indicated, and Inferred Mineral Resources reported below are constrained within a floating cone pit shell to demonstrate “reasonable prospects for eventual economic extraction” to meet the definition of Mineral Resources in NI 43-101.

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The following table presents a summary of the Mineral Resource at the Camino Rojo Project:

Mineral Resource Estimate – Gold and Silver (Inclusive of Mineral Reserve)

	NSR Cutoff		Gold	Silver
Mineral Resource Type	Grade ($/t)	Kt	(g/t)	(g/t)	Gold (koz)	Silver (koz)
Leach Resource:
Measured	4.73	19,391	0.77	14.9	482.3	9,305
Indicated	4.73	75,249	0.70	12.2	1,680.7	29,471
Total M&I:	4.73	94,640	0.71	12.7	2,163.0	38,776
Inferred	4.73	4,355	0.86	5.8	119.8	805
Mill Resource:
Measured	13.71	3,358	0.69	9.2	74.2	997
Indicated	13.71	255,445	0.88	7.4	7,221.4	60,606
Total M&I:	13.71	258,803	0.88	7.4	7,295.6	61,603
Inferred	13.71	56,564	0.87	7.5	1,576.9	13,713
Total Mineral Resource:
Measured		22,749	0.76	14.1	556.5	10,302
Indicated		330,694	0.84	8.5	8,902.1	90,078
Total M&I		353,443	0.83	8.8	9,458.6	100,379
Inferred		60,919	0.87	7.4	1,696.7	14,518

Mineral Resource Estimate – Lead and Zinc

	NSR Cutoff
Mineral Resource Type	Grade ($/t)	Kt	Lead (%)	Zinc (%)	Lead (mlb)	Zinc (mlb)
Mill Resource:
Measured	13.71	3,358	0.13	0.38	9.3	28.2
Indicated	13.71	255,445	0.07	0.26	404.3	1,468.7
Total M&I:	13.71	258,803	0.07	0.26	413.6	1,496.8
Inferred	13.71	56,564	0.05	0.23	63.1	290.4

Notes:

(1)	The Mineral Resource is effective as of June 7, 2019.
(2)	All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely. Columns may not sum exactly due to rounding.
(3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(4)	Mineral Resources for leach material are based on prices of $1,400/oz gold and $20/oz silver.
(5)	Mineral Resources for mill material are based on prices of $1,400/oz gold, $20/oz silver, $1.05/lb lead, and $1.25/lb zinc.
(6)	Mineral Resources are based on NSR cut-off grades of $4.73/t for leach material and $13.71/t for mill material.
(7)	NSR value for leach material is as follows:

Kp Oxide: NSR ($/t) = 30.77 x gold (g/t) + 0.068 x silver (g/t), based on gold recovery of 70% and silver recovery of 11%

Ki Oxide: NSR ($/t) = 24.61 x gold (g/t) + 0.092 x silver (g/t), based on gold recovery of 56% and silver recovery of 15%

Tran-Hi: NSR ($/t) = 26.37 x gold (g/t) + 0.166 x silver (g/t), based on gold recovery of 60% and silver recovery of 27%

Tran-Lo: NSR ($/t) = 17.58 x gold (g/t) + 0.209 x silver (g/t), based on gold recovery of 40% and silver recovery of 34%.

(8)	NSR value for mill material is 36.75 x gold (g/t) + 0.429 x silver (g/t) + 10.75 x lead (%) + 11.77 x zinc (%), based on recoveries of 86% gold, 76% silver, 60% lead, and 64% zinc.
(9)	Includes 2% NSR royalty and a US dollar:Mexican Peso exchange rate of 1:19.3.
(10)	Mineral Resources are constrained within a conceptual pit shell in order to demonstrate reasonable prospects for eventual economic extraction, to meet the definition of Mineral Resource in NI 43-101; mineralization lying outside of the pit shell is not reported as a Mineral Resource.
(11)	The Mineral Resource estimate assumes that the floating pit cone used to constrain the estimate extends onto land held by Fresnillo. Any potential development of the Camino Rojo property that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on obtaining an agreement with Fresnillo (in addition to the Layback Agreement, which is only with respect to a portion of the heap leach material included in the Mineral Reserve).

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(12)	An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve.
(13)	The Mineral Resources in the leach material are inclusive of those Mineral Resources that were converted to Mineral Reserves for the 2021 Camino Rojo Report. Mineral Resources in the mill materials are exclusive of Mineral Reserves.
(14)	Kt = 1,000 tonnes; koz = 1,000 troy ounces; mlb = million pounds (imperial); t = tonne (1,000 kilograms).

There are certain risks associated with the Mineral Resource estimate that investors should be aware of. Please see “Risk Factors – The Camino Rojo Project Mineral Resource estimate assumes that the Company can access mineral titles and lands that are not controlled by the Company” and “Risk Factors – Mineral Resource estimations for the Camino Rojo Project are only estimates and rely on certain assumptions”.

Except as set out herein, the authors of the 2021 Camino Rojo Report do not believe that there are significant risks to the Mineral Resource estimates based on environmental, permitting, legal, title, taxation, socio-economic, marketing, or political factors. The Camino Rojo Project is in a jurisdiction friendly to mining. The most significant risks to the Mineral Resource are related to economic parameters such as prices lower than forecast, recoveries lower than forecast, or costs higher than the current estimates.

The Mineral Resource estimate was prepared based on the Qualified Person’s reasoned judgment, in accordance with CIM Best Practices Guidelines and his professional standards of competence, that there is a reasonable expectation that all necessary permits, agreements and approvals will be obtained and maintained, including the additional agreement with Fresnillo to allow mining of waste material on its mineral concessions. In particular, when determining the prospects for eventual economic extraction, consideration was given to industry practice, and a timeframe of 10-15 years.

MINERAL RESERVE ESTIMATES

The Mineral Reserve estimate at the Camino Rojo Project includes Proven and Probable Mineral Reserves. Direct feed material in the Mineral Reserve is material that will be processed the same year it is mined. The low-grade stockpile material will be processed after the open pit is completed. The effective date of this Mineral Reserve estimation is January 11, 2021.

The Mineral Reserve estimation is based on an open pit mine plan and mine production schedule developed by IMC. Processing is based on crushing and heap leaching to recover gold and silver. The Mineral Reserve is based on a gold price of $1,250 per ounce and a silver price of $17.00 per ounce. Measured Mineral Resource in the mine production schedule was converted to proven Mineral Reserve and indicated Mineral Resource in the schedule was converted to probable Mineral Reserve.

IMC does not believe that there are significant risks to the Mineral Reserve estimate based on metallurgical or infrastructure factors or environmental, permitting, legal, title, taxation, socio-economic, marketing, or political factors. There has been a significant amount of metallurgical testing and the infrastructure requirements are relatively straightforward compared to many operations. However, recoveries lower than forecast would result is loss of revenue for the project. There has also been some potential preg-robbing material identified in the deposit, as discussed in the 2021 Camino Rojo Report, but this does not appear to represent a significant risk.

There is risk to the Mineral Reserve estimate based on mining factors. The slope angle assumptions are based on careful application of wall control blasting. Failure of the wall control blasting to perform as expected would result in less ore available for the process plant and potentially a shorter project life. Other risks to the Mineral Reserve estimate are related to economic parameters such as prices lower than forecast or costs higher than the current estimates. The impact of these is modeled in the sensitivity study with the economic analysis discussed below.

All of the mineralization comprised in the Mineral Reserve estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. A portion of the waste mining will be on a mineral concession controlled by Fresnillo as per the Layback Agreement. Additional work is required to bring material on the Fresnillo mineral concession to the measured and indicated Mineral Resource categories. Therefore, in the 2021 Camino Rojo Report, all material to be mined on the Fresnillo mineral concession is considered waste.

Approximately two-thirds of the Mineral Reserves are within the currently permitted mine plan. The remaining portion will require a CUS and related permit amendments for an expanded pit and approval of subsequent transfer of surface rights.

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The following table presents a summary of the Mineral Reserve at Camino Rojo:

Mineral Reserve Estimate

					Cont.	Cont.
		NSR	Gold	Silver	Gold	Silver
Mineral Reserve Class	Ktonnes	($/t)	(g/t)	(g/t)	(koz)	(koz)
Proven Mineral Reserve
Direct Feed	15,997	23.04	0.87	16.2	445	8,322
Low Grade Stockpile	2,070	8.03	0.31	9.5	20	629
Total Proven Mineral Reserve	18,067	21.32	0.80	15.4	466	8,951
Probable Mineral Reserve
Direct Feed	42,123	20.04	0.78	15.2	1,052	20,596
Low Grade Stockpile	7,173	7.77	0.31	8.5	71	1,959
Total Probable Mineral Reserve	49,296	18.25	0.71	14.2	1,123	22,555
Proven/Probable Mineral Reserve
Direct Feed	58,120	20.86	0.80	15.5	1,497	28,918
Low Grade Stockpile	9,243	7.83	0.31	8.7	92	2,588
Total Proven/Probable Reserve	67,363	19.08	0.73	14.5	1,588	31,506

Notes:

(1)	The Mineral Reserve estimate has an effective date of January 11, 2021.
(2)	Columns may not sum exactly due to rounding.
(3)	Mineral Reserves are based on prices of $1,250/oz gold and $17/oz silver.
(4)	Mineral Reserves are based on NSR cut-offs that vary by time period to balance mine and plant production capacities. They range from a low of $4.93/t to a high of $12.00/t.
(5)	NSR value for leach material is as follows:

Kp Oxide: NSR ($/t) = 27.37 x gold (g/t) + 0.053 x silver (g/t), based on gold recovery of 70% and silver recovery of 11%

Ki Oxide: NSR ($/t) = 21.90 x gold (g/t) + 0.073 x silver (g/t), based on gold recovery of 56% and silver recovery of 15%

Tran-Hi: NSR ($/t) = 23.46 x gold (g/t) + 0.131 x silver (g/t), based on gold recovery of 60% and silver recovery of 27%

Tran-Lo: NSR ($/t) = 15.64 x gold (g/t) + 0.165 x silver (g/t), based on gold recovery of 40% and silver recovery of 34%

(6)	Operating costs – mining $1.95/t mined; process $3.38/t processed; general and administrative (“G&A”) $1.55/t processed; includes a 2% NSR royalty and a 0.5% extraordinary mining duty payable to the Mexican government, as mandated by federal law.
(7)	Refining cost per ounce – gold $1.40; silver $1.20.
(8)	Kt = 1,000 tonnes; koz = 1,000 troy ounces; t = tonne (1,000 kilograms).

Processing is by crushing and heap leaching at a rate of 18,000 tonnes per day or about 6.57 million tonnes per year.

The Mineral Reserve estimate includes allowances for mining dilution and ore loss. IMC believes that reasonable amounts of dilution and loss were incorporated into the block model used for the updated Feasibility Study. Compositing assays into composites and estimating blocks with multiple composites introduces some smoothing of model grades that are analogous to dilution and ore loss effects.

MINING OPERATIONS (MINING METHODS)

The Camino Rojo mine will be a conventional open pit mine. Mine operations will consist of drilling medium diameter blast holes (approximately 17 cm), blasting with either explosive slurries or ammonium nitrate/fuel oil (“ANFO”) depending on water conditions, and loading into large off-road trucks with hydraulic shovels and wheel loaders. Ore will be delivered to the primary crusher and waste will be delivered to the waste storage facility southeast of the pit. There will also be a low-grade stockpile facility to store marginal resource for processing at the end of commercial pit operations. There will be a fleet of track dozers, rubber-tired dozers, motor graders and water trucks to maintain the working areas of the pit, waste storage areas, and haul roads. The mine plan was developed to supply ore to a conventional crushing and heap leach facility with the capacity to process 18,000 tonnes per day (“tpd”). The mine is scheduled to operate two 10-hour shifts per day for 365 days per year.

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The recommended slope design is based on a 38° inter-ramp (“IR”) angle for the post mineral rocks on the east side of the pit. The south wall is designed at a 53° IR angle based on double benching 10 m benches. Lithology is dipping into the wall on the south side so it is expected to be relatively stable. It is assumed that controlled blasting, such as pre-splitting, will be required to maintain the bench face angles and catch benches. The north and west walls are based on single benching (10 m) the upper 50 m of the wall at IR angles ranging from 37° to 41.5° and double benching below that at IR angles ranging from 42° to 47°. Pre-splitting is also assumed to maintain the face angles and catch benches. This is the design basis for the final pit for the updated Feasibility Study.

The mine plan is based on three mining phases. The phase 1 starter pit will target relatively high-grade Mineral Reserves in the central portion of the deposit. Phase 2 pushes the pit to final mining limits in the east and a portion of the north side. The phase 3 final pit pushes walls to final positions in the north, west and south. The final pit design is based on the results of a floating cone and Lerchs-Grossman analysis using the parameters discussed in the 2021 Camino Rojo Report.

Eventually, mining will be conducted below the water table, expected during Year 5 of commercial operation. Estimates of pit dewatering requirements have been prepared for cost estimation purposes. These are based on the median expected water in-flows.

The mine plan contained in the 2021 Camino Rojo Report was prepared on the assumption that Orla would be permitted to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property, that Orla will have access to oxide and transitional heap leachable material, and that Orla would have the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. In the 2021 Camino Rojo Report, all material to be mined on Fresnillo’s concession is classified as waste. Delays in, or failure to obtain subsequent transfer of surface rights would affect the timetable or cost of development of the potential mine modelled in the 2021 Camino Rojo Report.

The mine production schedule is based on processing the resource by crushing and heap leaching at a production rate of 18,000 tpd, or 6,570 kilotonnes per year, with ore production ramping up during the first three months of Year 1 so that the plant operates at full capacity from the second quarter of Year 1 through Year 8. Open pit mining is completed near the end of Year 9. Capping and reclamation of the waste storage facility is completed during Year 10, and the low-grade stockpile is reclaimed and processed by the middle of Year 11.

Subsequent to the date of the 2021 Camino Rojo Report, open pit mining commenced in August 2021 and continues to ramp up to the design mining rates.

PROCESSING AND RECOVERY OPERATIONS

Test work results developed by KCA and others have indicated that the part of the Camino Rojo Mineral Resource is amenable to heap leaching for the recovery of gold and silver. Based on a Mineral Reserve of 67.4 million tonnes and established processing rate of 18,000 tpd of ore, the project has an estimated mine life of approximately 10.4 years.

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A summary of the processing design criteria is presented in the following table:

Processing Design Criteria Summary

ITEM	DESIGN CRITERIA
Annual Tonnage Processed	6,570,000 tonnes
Crushing Production Rate	18,000 tonnes/day average
Crushing Operation	12 hours/shift, 2 shifts/day, 7 days/week
Crusher Availability	75%
Crushing Product Size	80% -28mm
Conveyor Stacking System Availability	80%
Leaching Cycle, days (Total)	80
Average Sodium Cyanide Consumption, kg/t	0.35
Average Lime Consumption, kg/t	1.25
Average Oxide Gold Recovery, Kp	70%
Average Oxide Gold Recovery, Ki	56%
Average Transition-Hi Gold Recovery	60%
Average Transition-Lo Gold Recovery	40%
Overall Gold Recovery	62%
Average Oxide Silver Recovery, Kp	11%
Average Oxide Silver Recovery, Ki	15%
Average Transition-Hi Silver Recovery	27%
Average Transition-Lo Silver Recovery	34%
Overall Silver Recovery	20%

Ore will be mined using standard open pit mining methods and delivered to the crushing circuit using haul trucks which will direct-dump into a dump hopper; front-end loaders will feed material to the dump hopper as needed from a run of mine (“ROM”) stockpile located near the primary crusher. Ore will be crushed to a final product size of 80% passing 28mm (100% passing 38mm) using a two-stage closed crushing circuit. The crushing circuit will operate 7 days/week, 24 hours/day with an overall estimated availability of 75%.

The crushed product will be stockpiled using a fixed stacker, reclaimed by belt feeders to a reclaim conveyor, and conveyed to the heap stacking system by an overland conveyor system. Pebble lime will be added to the reclaim conveyor belt for pH control; agglomeration with cement is not needed.

Stacked ore will be leached using a drip irrigation system for solution application; sprinkler irrigation will be used beginning in Year 5 of operations to increase evaporation rates and avoid the need for water treatment from pit dewatering. After percolating through the ore, the gold and silver bearing pregnant leach solution will drain by gravity to a pregnant solution pond where it will be collected and pumped to a Merrill-Crowe recovery plant. Pregnant solution will be pumped through clarification filter presses to remove any suspended solids before being deaerated in a vacuum tower to remove oxygen. Ultra-fine zinc dust will be added to the deaerated pregnant solution to precipitate gold and silver values, which will be collected by precipitate filter presses. Barren leach solution leaving the precipitate filter presses will flow to a barren solution tank and will then be pumped to the heap for further leaching. High strength cyanide solution will be injected into the barren solution to maintain the cyanide concentration in the leach solutions at the desired levels.

The precipitate from the Merrill-Crowe recovery plant will be processed in the refinery. Precipitate will be treated by an electric mercury retort with a fume collection system for drying and removal of mercury before being mixed with fluxes and smelted using an induction smelting furnace to produce the final doré product.

An event pond and pregnant solution pond are included to collect contact solution from storm or solution surge events. Solution collected will be returned to the process as soon as practical. Evaporators will be installed in the event pond beginning in Year 5 of operation, or as needed, to control excess solution generated by pit dewatering.

Subsequent to the date of the 2021 Camino Rojo Report, the crushing circuit at the Camino Rojo Project commenced operation in October 2021, followed by the stacking circuit in November 2021 and the Merrill-Crowe plant in December 2021. The first gold pour occurred on December 13, 2021.

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INFRASTRUCTURE

Access to the project site is by the paved four lane Mexican Highway 54 and Route 62, a secondary paved highway that passes through San Tiburcio. This is approximately 260 km southwest of Monterrey and 190 km northeast of Zacatecas. A private road provides access to the mine property approximately 250 m northeast of the intersection between highway 54 and 62. This road provides access to the camps, offices, mine, process plant, and other project facilities. Approximately 24 km of dirt and gravel roads provide site access. Mine production haulage roads include multiple branches off the main haul road from the pit, including access to the mine truck shop, waste rock dump, and low-grade stockpile. Approximately 2.6 km of haul roads exist from the top of the pit ramp to all associated haul truck destinations. Access to the project is limited to one main gate to access process and camp areas, ensuring only authorized employees, contractors, and visitors are allowed onto the property or inside the critical facilities. The entrance is staffed 24 hours a day, 7 days a week for identification control, random checks, drug and alcohol monitoring, and vehicle check-in/out. A security contractor is being used for general site security and protection of mine assets.

The project infrastructure includes a one-km by 30 m air strip to allow for small passenger planes to land and take off at the project site. The air strip does not include any infrastructure or provisions for fueling or maintenance of planes or other aircraft. The air strip is located approximately 700 m south of the event pond.

The onsite operations camp consists of 112 rooms with a capacity of 176 persons.

Power supply to the Camino Rojo Project is connected to the national grid at Concepción del Oro. Overhead powerlines connect 34.5 kV, three phase and 60 Hz power system, to a metering and switching substation located at approximately NAD27 245609E, 2674826N. Power from the main substation is distributed at 34.5 kV. Emergency power generators supply electric power to critical process equipment, the mine camp, and the raw water pumping system. Internet and limited cellular communications are currently available, though these systems will be expanded for operations.

Total project water supply is sourced from production wells located within the property boundary. Total water consumption for the project will average 24 liters per second (“L/s”) with a peak water demand of 33 L/s. A production well has been drilled approximately 2.7 km from the raw water tank.

Pumping from production wells will likely be reduced commensurate with the amount of additional produced water from dewatering operations that will eventually replace the pumping. This is anticipated to begin in Year 5 of operations. The dewatering volume is expected to increase with pit depth and may eventually exceed the water demands for process and mine operations. The excess water from dewatering operations will likely require either evaporation by additional dust control or mechanical evaporators, or disposal by other methods.

Project buildings are primarily prefabricated steel buildings or concrete masonry unit buildings and include an administration building, mine camp facilities, a Merrill-Crowe Process Facility, refinery, laboratory, process maintenance workshop, reagent storage building, mine truck shop, contractor mine office building, light duty truck shop, fuel stations, warehouse, explosives magazine, guard house, and medical clinic.

Additional infrastructure for the Camino Rojo Project includes an-exploration office, core preparation, and storage facility located in San Tiburcio.  Dirt and gravel roads throughout the project site provide access to the Company’s concessions.

ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Baseline environmental studies required for mine permitting were commissioned by Orla in April 2018 and were completed in May 2019 by independent consultants. The project area includes five flora species with legally protected status and nine fauna species that are listed as threatened or protected. In accordance with federal laws, 100% of the protected plants will be rescued and transplanted prior to construction and qualified biologists will survey the areas to be disturbed to identify nesting areas, dens and lairs of animals present. Any animals not naturally prone to leave the area that are found will be relocated to suitable habitats elsewhere in the property area. Current and ongoing environmental investigations are still in progress.

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A key objective of the Company is to design, build and operate the Camino Rojo Project in such a way that it does not cause significant adverse effects during construction, operation, closure, and post-closure. To aid this objective, a number of environmental management plans were developed prior to the start of construction. Reclamation will be undertaken during mining activities where possible, but the majority of work will occur after the completion of mining and final gold recovery. The reclamation land use objective will be to return the land to its traditional use as a grazing area for goats and wildlife habitat. Closure objectives include securing the site to assure physical safety of people, protecting wildlife, protecting surface and groundwater quality and quantity, minimizing erosion, and controlling fugitive dust. Closure activities are discussed in the 2021 Camino Rojo Report. After the completion of final closure, the site will require regular maintenance for the first approximately 10 years post-closure or until there is no further signs of changing conditions, including physical, geochemical, and biological monitoring and maintenance and surplus water management.  Costs for concurrent reclamation and closure have been estimated at $28.6 million over the life of the project (in addition to $7.6 million for G&A costs during closure activities). These costs are in addition to any reclamation and closure costs considered in the normal operating and sustaining cost estimates.

Exploration and mining activities in Mexico are subject to control by the federal agency of the Secretaria del Medio Ambiente y Recursos Naturales (Secretary of the Environment and Natural Resources), known by its acronym “SEMARNAT”, which has authority over the two principal Federal permits:

●	a Manifesto de Impacto Ambiental (Environmental Impact Statement), known by its acronym as an “MIA” accompanied by an Estudio de Riesgo (Risk Study); and

●	Cambio de Uso de Suelo (Change of Land Use) permit, known by its acronym as a “CUS”, supported by an Estudio Tecnico Justificativo (Technical Justification Study).

Exploration work at the Camino Rojo Project has been conducted under the auspices of two separate MIA permits and corresponding CUS permits. These permits allow for extensive exploration drilling. See above under “Project Description, Location and Access” for a description of the current status of the Company’s MIA and CUS permits and permit applications.

The project is not located in an area with any special federal environmental protection designation and no factors have been identified that would be expected to hinder authorization of required federal, state and municipal environmental permits.

The Peñasquito mine, a large scale, open pit mine, presently operated by Newmont, is in the same municipality and the mine encountered no impediments to receipt of needed permits.

The 2021 Camino Rojo Report concluded that the permitting risk for the project is similar to that of any mining project of similar scope in North America.

In April 2018, Orla commissioned Environmental Resources Management (“ERM”), a global provider of environmental, health, safety, risk, social consulting, and sustainability related services group to conduct an independent assessment of social and community impacts of the development of the Camino Rojo Project, and to provide guidance on actions and policies needed to ensure that Orla obtains and maintains social license to operate. The study was completed in May 2019 and salient results are being incorporated into the project development and permitting plans. Key points are summarized as follows:

Principal concerns of affected stakeholders in surrounding communities are:

i.	Employment of community members

ii.	Community benefits from improved public services and investment in community development

iii.	Environmental contamination

iv.	Increased community population and strain on public services

v.	Water shortages

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Principal concerns of Ejido members whose land is affected are:

i.	Just economic compensation

ii.	Assistance in obtaining title to informally owned parcels

Principal concerns of local and State government authorities are:

i.	Generation of employment

ii.	Improvement of local infrastructure

iii.	Service contracts to local businesses

iv.	Environmental contamination

ERM identified the principal social and community impacts of the project and opined that the project does not put at risk the social environment of the nearby communities because the impacts can be mitigated or made positive with the implementation of a Social Management System (“SMS”). ERM has designed this SMS based on International Association of Impact Assessment best practices.

CAPITAL AND OPERATING COST ESTIMATES

Capital and operating costs for the process and general administration components of the Camino Rojo Project were estimated by KCA with cost information based on firm vendor quotes and committed costs for construction provided by Orla. Costs for the mining components were provided by IMC. Estimated costs are considered to have an accuracy of +/-15%.

Capital Cost Estimates

The total life of mine (“LOM”) capital cost for the Camino Rojo Project is $167.5 million, including $9.8 million in working capital and not including reclamation and closure costs which are estimated at $28.6 million, value added tax (“IVA”) or other taxes. A total contingency of $13.8 million or approximately 10% of the total LOM capital costs is included. IVA is applied to all capital costs at 16% and is assumed to be fully refundable within one calendar year.

The following table presents the capital cost requirements for the Camino Rojo Project:

Capital Cost Summary

Description	Cost ($)
Pre-Production Capital	$134,056,000
Working Capital and Initial Fills	$9,845,000
Sustaining Capital – Mine and Process	$23,565,000
TOTAL (excluding IVA)	$167,467,000

The required capital cost estimates were based on the design outlined in the 2021 Camino Rojo Report. The scope of these costs includes all expenditures for process facilities, infrastructure, construction indirect costs, mine contactor mobilization and owner mining capital costs for the Camino Rojo Project. Construction activities including purchasing of equipment, award of major construction contracts, and mobilization of contractors at site are currently in progress for the project as of the date of the 2021 Camino Rojo Report and all efforts have been made to report all current costs and estimations as accurately as possible.

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The capital costs presented in the 2021 Camino Rojo Report were updated from the capital costs contained in the 2019 Camino Rojo Report as a result of current engineering and construction activities. The costs are based on a combination of the 2019 Camino Rojo Report results and on new costs from the ongoing engineering, procurement, and construction management (“EPCM”) work. Updated cost information from firm supplier quotes, purchase orders issued, or committed costs for construction have been provided by Orla and utilized for the cost estimates based on ongoing EPCM and construction activities. For all major equipment packages, construction contracts, and infrastructure items not covered by purchase orders or updated quotes, multiple quotes were obtained for the 2019 Camino Rojo Report but not updated for the 2021 Camino Rojo Report. All equipment and material requirements are based on design information described above and in the 2021 Camino Rojo Report. As of the date of the 2021 Camino Rojo Report, Orla had completed over 90% of the detailed engineering for the project outlined in the 2019 Camino Rojo Report and procurement was 85% complete. A total of $78 million of the total project capital had been committed through purchase orders and contracts. See “Production, Outlook, and Future Plans” below for information on the Company’s construction and production activities at the Camino Rojo Project subsequent to the date of the 2021 Camino Rojo Report.

All capital cost estimates were based on the purchase of equipment quoted new from the manufacturer or estimated to be fabricated new.

The total pre-production capital cost estimate for the Camino Rojo Project is estimated at $143.9 million, including all process equipment and infrastructure, construction indirect costs, mine contractor mobilization and working capital. Where prices were quoted in Mexican Pesos and an exchange rate of 19.3 Mexican Pesos = $1.00 was used.

Operating Cost Estimates

The average LOM operating cost for the Camino Rojo Project is $8.17 per tonne of ore processed. The following table presents the LOM operating cost requirements for the Camino Rojo Project.

Operating Cost Summary

Description	LOM Cost ($/t)
Mine	$3.37
Process and Support Services	$3.20
Site G&A	$1.60
TOTAL	$8.17

Mining costs were provided by IMC at $1.77 per tonne (excluding pre-production tonnes, which are considered in the capital cost estimate) mined (LOM $3.37 per tonne of ore processed) and are based on updated quotes for contract mining with estimated owner’s mining costs.

Process operating costs have been estimated by KCA from first principles. Labour costs were estimated using project specific staffing, salary and wage and benefit requirements. Unit consumptions of materials, supplies, power, water and delivered supply costs were also estimated. LOM average processing costs are estimated at $3.20 per tonne ore.

G&A costs have been estimated by KCA with input from Orla. G&A costs include project specific labour and salary requirements and operating expenses, including social contributions, land access and water rights. G&A costs are estimated at $1.60 per tonne ore.

Mining costs were estimated based on updated firm proposals during the current EPCM work. Updated costs were received in the 3rd and 4th quarters of 2020 and are presented with no added contingency based upon the design and operating criteria present in the 2021 Camino Rojo Report. IVA is not included in the operating cost estimate.

The operating costs presented are based upon the ownership of all process production equipment and site facilities, including the onsite laboratory. The owner will employ and direct all process operations, maintenance and support personnel for all site activities.

Operating costs estimates have been based upon information obtained from the following sources: contractor mining quotes and owner mining costs from IMC; G&A costs estimated by KCA with input from Orla; project metallurgical test work and process engineering; supplier quotes for reagents and fuel; recent KCA project file data; and experience of KCA staff with other similar operations. Where specific data do not exist, cost allowances have been based upon consumption and operating requirements from other similar properties for which reliable data exist. Freight costs have been estimated where delivered prices were not available.

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Total mine operating cost during commercial production is estimated at $226.7 million.

Detailed costs for each discipline are included in the 2021 Camino Rojo Report.

ECONOMIC ANALYSIS

Based on the estimated production parameters, capital costs, and operating costs, a cash flow model was prepared for the economic analysis of the Camino Rojo Project. The project economics detailed in the 2021 Camino Rojo Report are based solely on the project itself and do not consider any potential mineralization extracted from Fresnillo’s mineral concession as this material was treated as waste materials for the purpose of the 2021 Camino Rojo Report.

The project economics were evaluated using a discounted cash flow method, which measures the net present value (“NPV”) of future cash flow streams. At the time of writing the 2021 Camino Rojo Report, construction activities for the Camino Rojo Project were currently in progress. All costs related to project development were included in the pre-production capital estimate, including those already spent as of the date of the 2021 Camino Rojo Report. Capital already spent was included in the Year-1 totals but were not discounted. This gives the best estimate of the project NPV and IRR as of the date of the 2021 Camino Rojo Report.

The final economic model was developed by KCA, with input from Orla, using the following assumptions:

●	the cash flow model is based on the mine production schedule from IMC;

●	period of analysis of fifteen years (includes one years of pre-production and investment, eleven years of production and three years for reclamation and closure). Project development costs spent to the date of the 2021 Camino Rojo Report are included in the pre-production period but are not discounted;

●	gold price of $1,600 per ounce and silver price of $20 per ounce;

●	an exchange rate of 19.3 Mexican Pesos = $1.00;

●	processing rate of 18,000 tpd material;

●	gold and silver overall recoveries of 62% for gold and 20% for silver, derived as follows: (i) estimated gold recoveries (including 2% field deduction) of 70% for Kp Oxide, 56% for Ki Oxide, 60% for Transition-hi; and 40% for Transition-lo; and (ii) estimated silver recoveries (including 3% field deduction) of 11% for Kp Oxide, 15% for Ki Oxide, 27% for Transition-hi and 34% for Transition-lo;

●	capital and operating costs as summarized above (which are set forth in detail in the 2021 Camino Rojo Report); and

●	2% NSR royalty payable to Maverix, 0.5% royalty payable to the Mexican government as an extraordinary mining duty, 7.5% special mining tax to the Mexican government plus 30% income tax to Mexican government.

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A summary of the key economic parameters is shown in the following table:

Key Economic Parameters

Item	Value	Units
Gold Price	1,600	$/oz
Silver Price	20	$/oz
Gold Avg. Recovery	62%
Silver Avg. Recovery	20%
Treatment Rate	18,000	tpd
Refining and Transportation Cost, gold	1.40	$/oz
Refining and Transportation Cost, gold	1.20	$/oz
Payable Factor, gold	99.9%
Payable Factor, silver	98.0%
Annual Produced Gold, Avg.	94,000	oz
Annual Produced Silver, Avg.	597,000	oz
Income and Corporate Tax Rate	30%
Special Mining Tax Rate	7.5%
Royalties:
Mine Claim	2.0%
Extraordinary Mining Duty	0.5%

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Economic Analysis Summary

Production Data
Life of Mine	10.4 Years
Mine Throughput per day	18,000 Tonnes Ore/day
Mine Throughput per year	6,570,000 Tonnes Ore/year
Total Tonnes to Crusher	67,363,000 Tonnes Ore
Grade Gold (Avg.)	0.73 g/t
Grade Silver (Avg.)	14.55 g/t
Contained Gold oz	1,588,000 ounces
Contained Silver oz	31,506,000 ounces
Metallurgical Recovery Gold (Overall)	62%
Metallurgical Recovery Silver (Overall)	20%
Average Annual Gold Production	94,000 ounces
Average Annual Silver Production	597,000 ounces
Total Gold Produced	980,000 ounces
Total Silver Produced	6,189,000 ounces
LOM Strip Ratio (W:O)	0.92
Operating Costs (Average LOM)
Mining (including preproduction tonnes)	$1.75/tonne mined
Mining (processed)	$3.37/tonne ore processed
Processing & Support	$3.20/tonne ore processed
G&A	$1.60/tonne ore processed
Total Operating Cost	$8.17/tonne ore processed
Total By-Product Cash Cost(1)	$490/ounce gold
All-in Sustaining Cost (AISC)(1)	$543/ounce gold
Capital Costs (Excluding IVA and Closure)
Initial Capital	$134 Million
LOM Sustaining Capital	$24 Million
Total LOM Capital	$158 million
Working Capital and Initial Fills	$10 Million
Closure Costs	$29 Million
Financial Analysis
Gold Price Assumption	$1,600/ounce
Silver Price Assumption	$20/ounce
Average Annual Cashflow (Pre-Tax)	$106 million
Average Annual Cashflow (After-Tax)	$79 million
Internal Rate of Return (IRR), Pre-Tax	82.4%
Internal Rate of Return (IRR), After-Tax	61.8%
NPV @ 5% (Pre-Tax)	$668 million
NPV @ 5% (After-Tax)	$452 million
Pay-Back Period (Years based on After-Tax)	1.5 years

Notes:

(1) Total cash cost and AISC are non-GAAP measures and are net of silver credits and includes royalties payable. See “Introductory Notes and Cautionary Statements - Non-GAAP Measures” for additional information.

Sensitivity

To estimate the relative economic strength of the Camino Rojo Project, base case sensitivity analyses were completed analyzing the economic sensitivity to several parameters including changes in gold price, capital costs, average operating cash cost per tonne of ore processed, and exchange rate. The sensitivities are based on +/- 25% of the base case for capital costs, operating costs, and exchange rate and select gold prices, ranging from $1,250 per ounce to $1,950 per ounce. Variation in gold price has the largest influence on the sensitivity of the Camino Rojo Project. From these sensitivities it can be seen that the Camino Rojo Project is economically robust.

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The economic indicators chosen for sensitivity evaluation are the IRR and NPV at 5% and 10% discount rates.

After-Tax Sensitivity Analysis Results

			NPV
	Variation	IRR	5%	10%
Gold Price
	$1,250	44.4%	$287,625,123	$201,282,921
	$1,425	53.3%	$369,731,522	$264,885,795
100%	$1,600	61.8%	$451,837,920	$328,488,669
	$1,775	70.0%	$533,944,319	$392,091,544
	$1,950	78.1%	$616,050,718	$455,694,418
Capital Costs
75%	$149,258,295	80.3%	$477,297,593	$354,437,261
90%	$171,424,694	68.1%	$462,021,789	$338,868,106
100%	$186,202,293	61.8%	$451,837,920	$328,488,669
110%	$200,979,892	56.5%	$441,654,051	$318,109,233
125%	$223,146,291	49.9%	$426,378,248	$302,540,078
Operating Costs
75%	$412,732,587	67.5%	$517,769,533	$378,081,236
90%	$495,279,104	64.1%	$478,210,566	$348,325,696
100%	$550,310,116	61.8%	$451,837,920	$328,488,669
110%	$605,341,128	59.5%	$425,465,275	$308,651,643
125%	$687,887,645	55.9%	$385,906,308	$278,896,103
Exchange Rate
75%	14.475	58.9%	$441,864,790	$320,238,383
90%	17.37	60.8%	$448,512,634	$325,737,640
100%	19.30	61.8%	$451,837,920	$328,488,669
110%	21.23	62.7%	$454,557,049	$330,737,925
125%	24.125	63.7%	$457,821,959	$333,439,033

RECOMMENDATIONS OF THE 2021 CAMINO ROJO REPORT

Based on the results of the 2021 Camino Rojo Report, the 2021 Camino Rojo Report recommends the following additional work in regard to process and infrastructure development:

●	Oxidative metallurgical test work should continue to be advanced in order to gain a better understanding of the metallurgical parameters involved in the application of oxidation processes and improved recoveries on transition and mixed sulphide material at the Project. Estimated costs for this are approximately $100,000;

●	In addition to continuing the exploration work underway, the 2021 Camino Rojo Report recommends a two-phase exploration program, consisting of:

Phase 1

●	An estimated 2,500 metres of drilling and detailed QA/QC on Fresnillo’s data, and integration of Orla’s geological and resource models with Fresnillo’s drill data to enable material on Fresnillo’s mineral concession to be included in the Measured and Indicated Mineral Resource category, which will then allow the material to be considered in an updated Mineral Reserve estimate.

●	950 line-km of IP geophysical surveys to seek additional mineralized zones concealed by colluvium;

●	7,500 m of RAB drilling to seek additional mineralized zones concealed by colluvium;

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●	a 5,000 m core drill program to evaluate the sulphide resource underlying and adjacent to the oxide and transition mineralization that is the focus of the 2021 Camino Rojo Report, with the goal of defining mineralization that may be economically processed through a mill and flotation plant; and

●	a 5,000 m RC drill program to test IP anomalies already identified; then

Phase 2, which is conditional upon identification of new IP anomalies or target identified by RAB drilling in phase 1, is comprised of:

●	a 5,000 m RC drill program to test newly defined IP anomalies; and

●	a 5,000 m core drilling program to evaluate the mineralized zones thus discovered.

The total estimated cost to complete the first phase of the recommended exploration work is $3.70 million. Conditional upon positive results from the first phase, the second phase of recommended work is estimated to cost $1.80 million. The 2021 Camino Rojo Report also recommends:

●	Exploration and construction of one or more back-up production wells capable of providing water for mine use in case the primary production well (PW-1) is out of service or cannot provide sufficient water; and

●	Completion of the monitoring well network.

The estimated costs are $350,000 for a backup production well and $375,000 for the monitoring well network.

PRODUCTION, OUTLOOK, AND FUTURE PLANS

Since January 11, 2021, the effective date of the 2021 Camino Rojo Report, efforts on the Camino Rojo Project have focussed on bringing the mine as outlined in the Feasibility Study to production as per the approved MIA and CUS while the Company prepares to file amendments to the MIA and CUS to include the land included in the Layback Agreement. Earthworks and equipment deliveries at Camino Rojo commenced in November 2020. On December 13, 2021, the Company achieved first gold pour and expects to achieve commercial production in Q1 2022.

Orla will continue to maintain robust health and safety protocols, including COVID-19 prevention measures, to support the health of Orla’s employees and local communities.

The Company is also advancing a preliminary economic assessment study on the Camino Rojo Sulphide Project for completion by year-end 2022.

2021 Exploration

In addition to the Camino Rojo sulphide zone directional diamond drilling program (started in Q4 2020) that was completed in early April 2021 (4,119 metres drilled in 2021, of the 2020-21 program totaling 6,079m), the Camino Rojo regional exploration program continued in 2021 and included geophysical airborne (drone) magnetic survey (approximately 319 square km), rotary air blast (“RAB”) reconnaissance drilling as well as soil geochemical sampling and mechanical trenching. In addition, a geophysical IP (induced polarization) survey totalingg 85.7 line-km has been completed. This target definition work led to the definition of exploration targets to the north-east and south-west of the Camino Rojo deposit as well as over an area located 3 km to the south.

Planned 2022 Exploration

Exploration activities in Mexico will continue throughout 2022, with near-mine and regional exploration being performed with the goal of increasing oxide reserves, advancing the sulphide deposit development scenario options and testing priority targets defined in 2021 to make satellite discoveries. Priority targets defined in 2021 will be tested with RC drilling in 2022 with the objective to discover satellite mineralization near the Camino Rojo deposit. In addition, target definition work consisting of airborne magnetic drone survey, soil, and rock geochemical sampling as well as IP survey will be extended over areas of the Camino Rojo property.

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THE CERRO QUEMA PROJECT

The following disclosure relating to the Cerro Quema Project has been derived, in part, from the 2022 Cerro Quema Report for the Cerro Quema Project, prepared by Carl E. Defilippi, RM SME, of KCA, Sue Bird, P. Eng., of Moose Mountain Technical Services (“MMTS”), Jesse Aarsen, P.Eng, of MMTS, Denys Parra, RM SME, of Anddes Asociados SAC (“Anddes”), Dr. Matthew D. Gray, Ph.D., C.P.G., of RGI, Brent Johnson, RM SME, P.G., of HydroGeoLogica, Inc. (“HydroGeoLogica”), Lee Josselyn, P.E. of Linkan Engineering (“Linkan”) and Wade Brunham, M.Sc. PWS, R.P.Bio, of Environmental Resources Management (“ERM”), each of whom is independent of the Company and a qualified person under NI 43-101. Reference should be made to the full text of the 2022 Cerro Quema Report, which is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, as the 2022 Cerro Quema Report contains additional assumptions, qualifications, references, reliances, and procedures that are not fully described herein.

PROJECT DESCRIPTION, LOCATION, AND ACCESS

The Cerro Quema Project is located in the Azuero Peninsula, Los Santos Province, Panama. The property lies 193 straight line kilometres (km) SW of Panama City, 45 km S-SW of the town of Chitré.

The Cerro Quema Project is 82 km by road from Chitré, of which 75 km are on paved Federal highways Via Chitré-Macaracas and Via Macaracas-Tonosí. A 7 km unsurfaced road connects the Cerro Quema Project to the Federal highway. Driving time from Chitré is approximately 1.5 hours, and with the exception of temporal road closings during extreme rain events, the Cerro Quema Project is road accessible through all seasons. Equipment and supplies can be internationally sourced, shipped through the Panama Canal, and then trucked to site.

Chitré provides basic commercial services to a regional population of approximately 80,000.  Alonso Valderrama airport in Chitré has regular commercial air service with daily flights to Panama City. A helipad at the camp of the Company’s subsidiary, Minera Cerro Quema SA (“MCQ”), allows helicopter access for emergency services.

The Cerro Quema Project comprises three contracts between the Republic of Panama and MCQ that grant exclusive rights for mineral extraction of class IV metallic minerals (silver and gold) over 14,893 ha, dated between February 26, 1997 and March 3, 1997. The original 20-year term for the concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21).  MCQ has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. MCQ believes it has complied with all legal requirements in relation to the concessions. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to MCQ that the extension applications were received, and that exploration work could continue while the MCQ waits for the renewal of the concessions. MCQ has also received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. The renewal of the mining rights has been duly accredited by the Minister of Commerce, identified with registration numbers 0-08-0-10393814-2021, 0-08-0-10393872-2021, and 0-08-0-10393847-2021 and the renewal is pending endorsement by the Comptroller General of the Nation.

On April 26, 2017, MCQ received authorization from the Ministry of Environment to drill in two areas outside of the existing permitted drill area. On June 28, 2017, MCQ received a permit to use water for drilling. A permit was received on May 8, 2018 to drill in the Sombrero zone and on May 11, 2018 two permits to use water for drilling were received. An existing permit that allows drilling in the areas of the current resources was extended for two years in May 2018.

In October 2018, the government accepted 2018 concession tax payments, and in February 2019, MCQ paid the 2019 concession tax payments. A new drilling permit for the Pelona area in the eastern part of the concessions was received on February 11, 2019. All drill permits are currently active.

General elections were held in Panama in May 2019, which resulted in a change in federal government effective July 1, 2019. Subsequent to this, two permits allowing temporary use of water for exploration drilling were received on November 12, 2019 and an additional two temporary water permits were received on January 13, 2020. On February 3, 2020, the 2020 annual report and concession payments were made and accepted.

As of the date of the 2022 Cerro Quema Report and this AIF, final concession renewals have not been received and are still under revision.

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The Government of Panama retains a 4% net smelter royalty. Other than the 4% Federal royalty, the project is unencumbered by other royalties, net profit interests, participation rights, or back-in options.

The concession contracts held by MCQ include the following provisions:

●	The state reserves the right to explore and extract under the granted area, by itself or by concessions to third parties, other natural resources including different minerals to those granted under the contract;
●	A land tax and royalty against production must be paid to the government as per Article 211 of the Mining Resources Code;
●	The concession holder must submit to the government a detailed work plan each year including approximate cost;
●	The concession holder has the right to import equipment, parts, and supplies to be used in any mining operation free of importation taxes and custom fees, except for fuel and vehicles that are not used in the mining operation;
●	A warranty fund in the amount of 100,000 Panamanian balboas (“PAB”) (equivalent to US$100,000) in the form of an insurance company deposit must be put in place to guarantee the payment of repairs for damage caused by dangerous acts or restoration due to abandonment for each concession. The fund must stay in place for two years after the expiration of the contract to ensure compliance; and
●	A warranty fund in the amount of 15,000 PAB must be put in place to guarantee compliance with the obligations of each contract.

MCQ owns the surface rights for the land required to mine the Mineral Reserves discussed in the 2022 Cerro Quema Report and to construct and operate a heap leach facility and part of the land required for proposed upgrades to the project access road. Exploration work on land not controlled by MCQ has been carried out under the terms of surface access agreements negotiated with private landowners.

A specific title risk for MCQ is a failure of the Panamanian government to renew mining concessions as permitted by law. Prior operators and MCQ have met legal requirements to maintain in good standing the mining concession titles, however, as discussed above, the response of Federal authorities has been inconsistent with the mining law, and legally permitted concession renewals have repeatedly been delayed. Similarly, failure of the Panamanian government to approve the copper extraction rights for the same exploration contracts for which gold and silver rights had been granted, will affect the viability of potential development of the Caballito zone.

An EIA and permits are in place for a continuous vat leach operation, however, the current project described in the 2022 Cerro Quema Report requires a modification to the existing permits. To develop a mine at Cerro Quema, a Category 3 EIA is required from the Ministry of Environment. An application for this permit was submitted in 2015 and the Ministry has completed the technical evaluation of the EIA. Timing of approval is presently not known but the Ministry’s response time has exceeded the time periods specified in Article 41 of the Decree Law 23 applicable to EIA permit resolutions.

HISTORY

Cerro Quema was initially identified as a potential economic mineral deposit during United Nations supported national surveys in the late 1960’s. The Compañía de Exploración Minera, S.A. (“CEMSA”) investigated the area in 1986 and obtained the exploration concession for Cerro Quema in 1988. Cyprus Minerals Company (“Cyprus”) formed a joint venture with CEMSA in 1990 through Cyprus Minera de Panama, S.A. (“Cyprus Minera”).  From 1990 to 1994, Cyprus Minera conducted advanced exploration drilling of the La Pava, Quema and Quemita zones. Cyprus Minera merged with Amax Gold Inc. in 1993 to form Cyprus Amax Minerals and formed MCQ to proceed with permitting and development.

Campbell Resources Inc. (“Campbell”) purchased the right of first refusal on the Cerro Quema Project from CEMSA and subsequently exercised that right when Cyprus Minera put the property up for sale in 1996. Campbell subsequently earned a 100% interest in the Cerro Quema Project, carried out an infill drilling program to further define the resources, and completed a PFS. Campbell sold its 100% interest in the Project to Carena Equities Corporation of Panama (“Carena”) in August 2001. RNC Resources Ltd. (“RNC”) entered into

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an agreement with Carena in January 2002 wherein RNC agreed to complete a “bankable” Feasibility Study on the Cerro Quema Project and to place the project into production for a 50% participation in the project.

On September 27, 2007, Bellhaven signed a definitive agreement with Carena to acquire a 40% interest in the Cerro Quema Project. Pershimco Resources Inc. acquired the property in September 2010 through an agreement with Bellhaven, RNC, Carena, MCQ, Central Sun Mining Inc., and Julio Benedetti to acquire all interests in the Cerro Quema Project held by the corporation MCQ. Under the terms of this agreement, Pershimco acquired all interests and obligations of MCQ.

In 2014 Pershimco publicly released a PFS which disclosed a Mineral Resource and Mineral Reserve for the Cerro Quema Project. The PFS reported Measured and Indicated Resources of 552,000 oxide-derived ounces of gold and Proven and Probable Reserves of 488,000 ounces of gold.

Since the effective date of the 2014 PFS, significant additional drillhole data has become available, rendering the 2014 Mineral Resource and Mineral Reserve estimates obsolete.  The 2014 Resource and Reserve estimate are not current, have not been verified by the authors of the 2022 Cerro Quema Report, and should not be relied upon. Orla is not treating the 2014 estimates as current estimates. The 2014 Mineral Resource and Mineral Reserve estimates are now superseded by the current Mineral Resource and Mineral Reserve estimates described in the 2022 Cerro Quema Report.

On September 14, 2016, Orla and Pershimco entered into a definitive arrangement agreement to amalgamate the two companies by way of a court-approved arrangement. On December 6, 2016, Orla announced the completion of the arrangement and MCQ became a wholly-owned subsidiary of Orla, thus the property is 100% owned by Orla.

On September 7, 2021, Orla filed the 2021 Cerro Quema Report, which included a PFS for its Cerro Quema oxide gold project. The 2022 Cerro Quema Report is an update to the 2021 Cerro Quema Report and includes the Mineral Resource estimate for the Caballito Cu-Au deposit.

There has been no production from the Cerro Quema Project.

GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT TYPES

Regional Geology

Panama is located at the junction of 4 tectonic plates, the South American, Caribbean, Cocos, and Nazca plates. Late Cretaceous subduction of the Farallon plate (remnants of which today are the Cocos and Nazca plates) beneath the Caribbean plate triggered development of a volcanic arc. Radiometric ages dates of arc-related volcanic rocks indicate that onset of subduction was approximately 75 Ma. Arc magmatism persisted through the Miocene and migrated north during the mid-Miocene due to a change of subduction direction caused by collision of the Panamanian volcanic arc with Columbia.

Subduction related compression and transpression along the South Panama Deformed Belt, where the Nazca plate meets the Panama micro-plate, is likely responsible for the major tectonic structures, including faults and folds, observed in the Azuero Peninsula. The subduction of the Farallon plate and subsequent volcanic arc formation resulted in deposition of arc-related intrusive, volcanic and volcanoclastic sequences within and upon the uplifted basement of the Azuero Peninsula.

Local Geology

The Cerro Quema Project is underlain by the Rio Quema Formation of the Azuero Arc Unit, comprising a volcanosedimentary sequence interpreted as the volcaniclastic apron of the Cretaceous Panamanian volcanic arc, representing a fore-arc basin developed between the subduction trench and the magmatic arc. Lower portions of the formation consist of andesitic lava flows and well bedded crystal rich sandstone and siltstone turbidites interbedded with hemipelagic thin limestone beds. The upper portion of the formation consists of volcaniclastic sediments interlayered with massive to laminar andesitic flows, dacite domes, dacite hyaloclastites, and polymictic conglomerates. Total thickness of the Rio Quema Formation is 1700m and it overlies both the Azuero Igneous Basement and the Azuero Proto Arc, and is discordantly overlain by the Tonosí Formation.

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The Cerro Quema Au deposits are hosted exclusively in rocks that are part of a submarine dacitic dome complex developed upon marine sandstones and siltstones. These rocks are exposed in an elongate E-W trending belt north of and parallel to the Rio Joaquin Fault, a reverse movement, dip-slip fault that has juxtaposed Azuero igneous basement against the Azuero arc group units.

Hornblende from the Cerro Quema dacites have been dated at 69.7 +1.2 Ma by 40Ar/39Ar method thus providing an approximate age of the development of the dacite dome complex. The dacites are crosscut by undeformed diorite and basaltic andesite dikes, and south of the San Joaquin Fault a quartz diorite porphyry at La Prieta was emplaced into the volcanosedimentary strata of the Rio Quema Formation.

Based upon radiometric age dates of volcanic rocks and cross cutting relationships with biostratigraphic units in the Azuero Peninsula, the age of formation of the Cerro Quema deposits is estimated to be Lower Eocene, 55 to 49 Ma.

Property Geology

The Cerro Quema Project is spatially associated with the E-trending regional Rio Joaquin fault system. The fault zone is 30 km long and shows evidence of reverse dip-slip movement.  It juxtaposed Azuero Igneous basement rocks against Azuero Arc Group rocks. Mesoscale open folds in the region have SW plunging axes and moderate limb dips, indicative of dextral transpression with dominant reverse dip-slip motion. The Cerro Quema mineralized zone lies 1.5 to 3 km north of the Rio Joaquin fault. MCQ has mapped numerous steeply dipping NE and NW striking faults that may be second order features related to the Rio Joaquin fault. Longo has postulated sinistral movement along the most prominent of the NE striking faults, possibly resulting in dismemberment of an originally continuous mineralized zone with the La Pava zone being the left lateral offset of the Quema-Quemita deposit.

Mineralization

Discrete gold mineralized zones have been identified by drilling and surface mapping along an E-W trending zone of hydrothermal alteration of dacitic volcanic rocks of the Rio Quema Formation. The mineralized belt extends from La Pava West at the western end to La Pelona, 11 km further east.

Distinct styles of mineralization observed today are due primarily to supergene effects on the primary mineralization. The known mineralized zones (Pava, Quema-Quemita, Idaida-Caballito, Pelona) were likely similar to Caballito before oxidation. Three mineralization styles are observed:

1.

Epithermal high sulfidation Au mineralization, associated with variably intensely developed advanced argillic alteration of dacitic rocks with local areas of silicification and leaching resulting in vuggy silica alteration typical of high sulfidation epithermal deposits. This style is manifested in the mineralized deposits at La Pava and Quema-Quemita.

2.

Cu-Au mineralization, exemplified by the Idaida-Caballito mineralized zone, differs from the other mineralized zones in its relatively high Cu content and a strong Cu-Au association. Copper mineralization is associated with hypogene pyrite, bornite, chalcopyrite, and enargite and occurs as an irregular breccia body with sulphide cement. Type 2 mineralization post dates formation of the Type 1 high sulfidation mineralization and is superimposed upon it but formed as part of the same mineralizing event.

3.

Cu-Au mineralization as seen at La Prieta, an altered and mineralized zone centred upon a Miocene quartz diorite intrusion, 2.6 km south of the main E-W belt of mineralization. Disseminated and fracture-controlled pyrite and chalcopyrite is associated with intermediate argillic alteration. This mineralized zone has not been studied in detail or drilled.

The observed geological and geochemical characteristics of the La Pava and Quema-Quemita gold deposits at Cerro Quema are consistent with those of volcanic hosted, epithermal, high sulfidation (HS) gold-silver deposits.

The Caballito Cu-Au sulphide deposit is preserved below unaltered Rio Quema dacitic dome rocks and is interpreted to represent the proxy for an eroded and oxidized La Pava and Quemita high-sulphidation Au deposit.

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EXPLORATION

Since acquiring the project in 2017, Orla has actively explored the property seeking to better define the known mineralized zones and to discover additional mineralization. In addition to the drill programs described below and in further detail in the 2022 Cerro Quema Report, exploration activities in 2017 and 2018 included geologic mapping; rock chip geochemical sampling; and induced polarization and magnetic terrestrial geophysical surveys. Field exploration activities in 2019 and 2020 were nil as work focussed on engineering, environmental, and permitting matters. For an overview of planned activities at the Cerro Quema Project subsequent to the date of the 2022 Cerro Quema Report, see “Outlook and Future Plans” below.

As of the date of the 2022 Cerra Quema Report, Orla had completed ~137 line-km of induced polarization (IP) geophysical surveys in 9 separate grids. Concurrent with the IP survey, magnetic data was collected over ~106 line-km on the same grids.

Chargeability and resistivity anomalies at Sombrero, Idaida, and Caballito were successfully used to define drill targets and as an aid in interpreting the orientation and limits of sulphide mineralization. Magnetic anomalies mapped igneous intrusions and zones of suspected magnetite destructive hydrothermal alteration. Resistive features at La Pava mapped the extent of silica alteration. Resistive features at La Pelona correlated with silica alteration mapped at surface and deep resistive features were identified that were recommended for drill testing. Resistivity highs with associated magnetic lows were identified at Las Placetas and recommended for drill testing. Linear conductive and magnetic anomalies, untested by drilling, were identified at Picadores and recommended for drill testing. Geophysical surveys at Howler failed to detect any features that correlated with the exposed vein mineralization, however resistivity anomalies with associated high chargeability were identified and a possible high angle mineralized conduit was inferred from the data. IP surveys at La Prieta completed in 2021 delineated a well-defined chargeability anomaly consisting of a circular outer ring (~1400 m in diameter) of chargeability high values and a core of elevated chargeability values with a diameter of about 600 m. The anomaly extends for the depth of investigation (~400 m below surface). Associated with the core of the chargeability anomaly is a donut shaped resistivity low (200 to 500 ohm m) of roughly the same dimension. In the center of the resistivity donut shaped anomaly the calculated values are 1200 ohm m. The chargeability and resistivity pattern delineated on the La Prieta grid have visual characteristics and physical parameters that are typical of porphyry systems.

Geologic mapping and concurrent rock chip geochemical sampling were conducted at 1:5,000 scale over approximately 3,000 Ha, focussed on the Quema-Quemita, La Pava, Chontal, Monte Bonito, Las Placetas, Filo Monte Bonito, Idaida, and Caballito targets. As of the date of the 2022 Cerro Quema Report, Orla had collected an analysed a total of 84 rock chip samples. The results of the rock chip sampling confirmed anomalous Au in rock samples at Chontal, Sombrero, Idaida, and Picadores areas. Sampling confirmed the known gold mineralized areas defined during prior exploration campaigns and tested outcrops at Picadores and La Prieta.

Drilling

Cyprus conducted the first known exploration drilling at the project in 1990, and during the period 1990 to 1994, Cyprus completed a total of 7,228 metres of drilling at Quema-Quemita, 16,171 metres of drilling at La Pava and 248 metres of drilling at Caballito. In 1996, Campbell Resources is reported to have completed 1,749.6 meters of diamond core drilling. Pershimco completed 16,905 metres of drilling at Quema-Quemita, 32,710 metres of drilling at La Pava and 816 metres of drilling at Caballito.

Since acquiring the Cerro Quema Project and as of the effective date of the 2022 Cerro Quema Report, Orla has completed a total of 8,117 metres in 64 diamond core drillholes at the Quema-Quemita deposit and 4,454 metres in 23 diamond core drillholes at the Caballito deposit. Orla has also completed metallurgical sampling drill programs of 345.6 metres in three diamond core holes at the La Pava deposit and 283.5 metres in three diamond core holes at the Quema deposit.

Energold Drilling, Panama, under contract to Orla Mining, began drilling in January 2017.  In total 93 diamond holes were drilled during 2017-2018, including 3 metallurgy holes. The initial drill program was targeting areas proximal to the existing Quema oxide gold deposit that had a high potential to host additional resources. Drilling was successful in identifying a new zone of mineralization at El Domo, on the northwest side of the Quema-Quemita deposit. Targets for this initial program included areas of alteration that could host undiscovered gold zones in oxidized material, potential extensions to the pits outlined in the 2014 PFS and possible upgrades to the resources within the PFS pits based on better geological modelling of the higher-grade parts of the deposits plus a re-interpretation of the base of the oxide zone.

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Near the end of 2017, Orla began drilling at the Caballito zone with an initial 7-hole drill program targeting mineralization near surface on the ridge top. This program only had limited success with only 2 of the holes drilled down slope hitting Au mineralization. The program was however successful in identifying a zone of previously unknown copper mineralization.

In early August 2017, Orla drill tested an airborne EM anomaly at Caballito. This resulted in the Cu-Au discovery hole at Caballito being drilled. Drilling in late 2018 intersected a new zone of mineralization at Sombrero. A previously untested geophysical anomaly halfway between Caballito and Quema-Quemita.

Sampling, Analysis and Data Verification

The following outlines the core sampling procedures implemented by Orla between 2017 and 2018.

ALS personnel place samples in aluminum trays which are transferred to ovens where they are dried for 12 hours at 90°C. The entire sample is then crushed to -10 mesh (2 mm) using a Rock labs Boyd crusher. Sieve tests are conducted at least twice a day to ensure that material is being crushed to the appropriate size. If the quantity passing falls below 80%, crusher jaws are adjusted accordingly. A written record of this test is available for review. The crusher is cleaned with high-pressure air after every sample. After every 10 samples a coarse blank sample is passed through the crusher.

Each crushed sample weighs approximately 5 kg. This material is split using a Jones riffle splitter. A 500-gram aliquot of each sample is taken for assay, placed and heat-sealed in a small plastic bag marked with a bar-coded sample tag. The remaining material is returned to the original sample bag and stored on site. The standards, blanks and duplicates are introduced into the assay stream by Orla geologists before shipping. All custody and packing process protocol is executed by ALS representatives on site for shipment by air courier to ALS Chemex in Lima, Perú, for analysis. ALS Chemex is independent of Orla.

At the Lima laboratory, all gold results are obtained by ALS Minerals (Au-AA23) using fire assay fusion and atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver and copper, using Aqua Regia with ICP-AES. Samples with copper values in excess of 1% by ICP analysis are re-run with Cu AA46 aqua regia and atomic absorption analysis.

During the 2017-2018 Orla drill programs, drill collar locations were identified in the field using a GARMIN GPS-60CSx hand-held GPS unit. After each drill hole was completed, a cement monument with hole number and depth was constructed at the site. The collar locations were surveyed using a differential GPS system and base station (RTK). This system is accurate to 5 cm. All exploration drill holes are surveyed with the FLEXIT smart-tool single shot. Measurements with the FLEXIT are taken at 50 metre intervals throughout the hole.

Drill program design, QA/QC and interpretation of results are performed by qualified persons employing a QA/QC program consistent with NI 43-101 and industry best practices.

Prior to Orla’s acquisition of the Cerro Quema Project, practices with regards to the collection of samples by Pershimco included the following, as outlined by KCA in 2014:

(i)Diamond drill core and RC cuttings samples were collected, each approximately one metre. In the event there was a loss of core or cuttings, a change in lithological contact, vein contact or a change in matrix from oxide to sulphide, the minimum sample size allowed was 0.5 metres and the maximum sample size allowed was 1.5 metres.

(ii)Lithological contacts, vein contacts and sulphide content were respected with an appropriate sample interval where possible.

(iii)A thorough QA/QC program was implemented, which included one field blank and at least one certified reference material, (also referred to as a standard), for every batch of 20 samples sent to the laboratory.

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The principal lab used by Pershimco was Activation Laboratories (“Actlabs”).  Samples were sent to Actlab’s Panama lab for preparation and the resulting pulps were sent to Actlabs in Ancaster, ON, Canada for analysis.  Individual samples were entered into the Laboratory Information Management System by Actlabs personnel, dried, and finely crushed. The samples are then returned for a second time to the dryer, and immediately upon their removal from the dryer, were pulverized and riffle-split. Prepared samples were then placed into air-deprived zip lock bags and then into 5-gallon plastic containers, which were sealed and shipped by courier services to Actlabs in Ancaster, Ontario, Canada for assaying. Silver and copper sample tenors were determined using a multi-element ICP method, and gold was determined using fire assay method with atomic absorption finish. Gold values exceeding the 2.5 g/t Au were rerun using fire assay with a gravimetric finish.

The Actlabs’ Quality System is accredited to international quality standards through the International Organization for Standardization/International Electrotechnical Commission (“ISO/IEC”) 17025 (ISO/IEC 17025 includes ISO 9001 and ISO 9002 specifications) with CAN-P-1758 (Forensics), CAN-P-1579 (Mineral Analysis) and CAN-P-1585 (Environmental) for specific registered tests by the SCC. The accreditation program includes ongoing audits, which verify the QA system and all applicable registered test methods. Actlabs is also accredited by the National Environmental Laboratory Accreditation Conference program and Health Canada.

DATA VERIFICATION

The Qualified Person for the Mineral Resource estimate and QA/QC, Sue Bird, visited the Cerro Quema Project on May 4, 2021.  During this visit, collar locations at all three deposits were verified, as were the core storage, security and sampling techniques. Mineralization in the core for each deposit was verified. The database provide to MMTS by Orla has been checked with minor corrections made to the database based on Certificate checks. Check assays and twinned holes done previously, as well as check assays done based on MMTS recommendations in 2020 all conclude that the database is suitable for resource estimation. Historic drilling and RC drilling were validated statistically and did not show a material bias.  Therefore, Sue Bird concluded that historic drilling is not biased and it has been used for the resource estimate.

MINERAL PROCESSING AND METALLURGICAL TESTING

Historical metallurgical test work programs on the Cerro Quema property were commissioned by the prior operators of the Cerro Quema Project. A confirmatory metallurgical test program was commissioned by Orla in 2018 to confirm the results and conclusions from the previous campaigns. In total, 43 column leach tests, 67 bottle roll tests and 30 vat leach tests have been completed to date on the Cerro Quema ore body.

Based on the metallurgical testing completed on the deposit, key design parameters for the Cerro Quema Project include:

●	A constant field gold recovery of 88% for all La Pava oxide material and 86% for Quema-Quemita oxides;
●	Oxide material from La Pava responds very well to cyanide bottle roll and column leaching yielding high gold extractions and low reagent consumptions;
●	La Pava and Quema-Quemita mixed materials are less amenable to heap leaching and are discounted based on sulphur content to recoveries of 57% for La Pava and 62% for Quema-Quemita;
●	The data shows no dependence of gold extraction on crush size for the materials and size ranges tested (150 mm to 12.5 mm);
●	A constant field silver recovery of 30% for all La Pava oxide material and 15% for Quema-Quemita oxides;
●	A constant field silver recovery of 25% for all La Pava mixed material and 10% for Quema-Quemita mixed;
●	Silica clay material shows poor permeability and will require blending with silica material to maintain heap permeability without cement agglomeration;
●	Design leach cycle of 70 days;

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●	Agglomeration with cement not required for permeability or stability;
●	Average cyanide consumption of 0.19 kilograms per tonne (kg/t) ore for La Pava, and 0.18 kg/t ore for Quema-Quemita; and
●	Average lime consumption of 1.4 kg/t ore for La Pava and 2.5 kg/t ore for Quema-Quemita.

The key design parameters are based on a substantial number of metallurgical tests including 43 column leach tests on samples representative of domains in the current deposit model. These 43 representative samples from documented drillholes with good spatial distribution in the proposed pit. In general, the Cerro Quema deposit shows variability in gold and silver recoveries based on material type and alteration type with sulphur being the only significant deleterious element identified, which is primarily associated with the mixed material at depth. Recoveries for the oxide material are good and will yield acceptable results using conventional heap leaching methods with cyanide. Recoveries for the mixed material are lower and reagent consumptions are higher when compared with the oxide for conventional leaching.

Preliminary flotation and cyanidation tests on samples from the Caballito deposit were completed by Orla in 2018 by Bureau Vertis Commodities Canada Ltd. Based on the results from these tests, the Caballito Resource estimate used metallurgical recoveries within the sulphides of 90% for copper, 55% for gold and 45% for silver and payable metal factors of 90% for gold and 90% for silver and 96% for copper.

MINERAL RESOURCES

The Mineral Resource estimate for the La Pava, Quemita, and Caballito deposits of the Cerro Quema Project has an effective date of November 2, 2021. La Pava and Quemita and consists of an Au-Ag oxide zone and mixed zone. Caballito consists primarily of a Cu-Au-Ag sulfide zone and a minor Au-Ag oxide zone. The sulphide zone for the La Pava and Quemita deposits is not included in this resource estimate. Resource summaries are presented in Table 1-1 and Table 1-2 for oxide/mixed and sulfides, respectively, at the base case NSR cut-off grades as indicated in the table. Sensitivity of the Mineral Resource estimate to cutoff grade is summarized by area and zone in the 2022 Cerro Quema Report. The base case cutoff is highlighted for each deposit and zone.

Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. The Mineral Resource Estimate includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources were estimated using the 2019 CIM Best Practice Guidelines and are reported using the 2014 CIM Standards.

The following factors, among others, could affect the Mineral Resource estimate: commodity price and exchange rate assumptions; pit slope angles; assumptions used in generating the Lerchs Grossman (“LG”) pit shell, including metal recoveries, and mining and process cost assumptions. The Qualified Person is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate, other than the permitting issues as discussed above under “Project Description, Location, and Access” and as further discussed in Section 4.2 of the 2022 Cerro Quema Report. Please also refer to “Risk Factors – Concessions Risk” and “Risk Factors – EIA Permit”.

Ordinary Kriging (OK) has been used for Au, Cu and Ag interpolations. The base case cut-off grade within the “reasonable prospects of eventual economic extraction” constraining pit is based on the same NSR cutoffs used to define the oxide reserves in the 2022 Cerro Quema Report. The base case cutoff grade for the sulphides is US$15.00/tonne and is based on processing cost for comparable projects. All cutoffs are also based on the recoveries, processing and smelter terms as summarized in the notes to the tables.

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Table 1 1

Oxide & Mixed Resource Estimate for the Cerro Quema Project (effective date: November 2, 2021)

								METAL
			Cutoff	Tonnage	NSR	Au	Ag	Au	Ag
Class	Zone	Deposit	NSR (US$)	(ktonnes)	(US$)	(gpt)	(gpt)	(Koz)	(Koz)
		Quema	6.5	9,305	28.49	0.67	1.97	200	589
	Oxides	Pava	6.34	21,488	28.04	0.65	2.03	451	1,402
		Caballito	6.34	998	21.56	0.49	2.10	16	67
Indicated		Sub-total	6.5, 6.34	31,791	27.97	0.65	2.01	666	2,059
		Quema	8.35	257	17.98	0.42	3.16	3	26
	Mixed	Pava	9.18	2,222	22.86	0.53	2.51	38	179
		Sub-total	8.35, 9.18	2,479	22.36	0.52	2.58	41	205
	Total Indicated		varies as above	34,270	27.56	0.64	2.06	708	2,265
		Quema	6.5	2,837	14	0.32	2.91	29	265
	Oxides	Pava	6.34	776	11	0.25	1.24	6	31
		Caballito	6.34	3,619	16	0.36	2.30	41	268
Inferred		Sub-total	6.5, 6.34	7,232	14.53	0.33	2.43	77	564
		Quema	8.35	1	9.93	0.23	0.50	0	0
	Mixed	Pava	9.18	249	16.84	0.39	0.66	3	5
		Sub-total	8.35, 9.18	250	16.82	0.39	0.66	3	5
	Total Inferred		varies as above	7,482	14.61	0.33	2.37	80	569

Table 1 2

Sulphide Resource Estimate for the Cerro Quema Project (effective date: November 2, 2021)

			In Situ Grades					In situ Metal
	Cutoff	RoM	NSR	CuEq	Cu	Au	Ag	CuEq	Cu	Au	Ag
Class	NSR (US$)	(ktonnes)	($/tonne)	(%)	(%)	(g/t)	(g/t)	(Mlbs)	(Mlbs)	(kOz)	(kOz)
Indicated	15	31,952	59.46	0.96	0.83	0.31	2.20	676	585	315	2,260
Inferred		22,569	52.99	0.85	0.77	0.21	1.18	425	381	155	856

Notes for Table 1-1 and Table 1-2:

1.	The qualified person responsible for the Mineral Resource is Sue Bird, P. Eng of Moose Mountain Technical Services. Sue Bird is independent of Orla Mining Ltd.
2.	Resources are reported using the 2014 CIM Standards and were estimated using the 2019 CIM Best Practices Guidelines.
3.	Mineral Resources are reported inclusive of Mineral Reserves.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	The Mineral Resource is based on the following assumptions: for Pava and Quemita: Metal prices of US$1,600/oz gold price and US$18/oz silver price 125% price case pit; 99.9% payable Au; 98.0% payable Ag; US$1.40/oz Au and US$1.20/oz Ag offsite costs (refining, transport and insurance); at Caballito: 100% price pit with Metal prices of US$1,600/oz gold price, US$3.50/lb copper price and US$20/oz silver price and the following smelter terms: in the Oxides: 99% payable Au; 98.0% payable Ag; in the Sulphide 90% payable Au and Ag, and 96% payable Cu; offsite costs of US$1.40/oz Au and US$1.20/oz Ag in the oxides and offsite costs (refining, transport and insurance) of US$16.30/wet metric tonne (“WMT”) for Au, US$116.50/WMT for Cu and US$3.20/WMT for Ag in the sulphides; for all deposits a 4% NSR royalty for Au and Ag and a 5% NSR royalty for Cu.
6.	Metallurgical recoveries are for Pava: 88% Au in oxides and mixed, for Quema: 86% Au in oxides and mixed for Pava, Ag recovery is 30% oxides and mixed in Pava, Ag recovery is 15% in oxides and mixed in Quema. The metallurgical recovery at Caballito have been estimated as 90% for Cu, 55% for Au, and 45% for Ag in the sulphides, and 88% for Au, 45% for Ag, and 0% for Cu in the oxides.
7.	The Mineral Resource has been confined by a “reasonable prospects of eventual economic extraction” pit using the following cost assumptions: at Quemita: a mining cost of US$2.56; at La Pava a mining cost of US$2.40; at Caballito a mining cost of US$2.20/tonne for both materials to be processed and waste. Processing + G&A costs for each deposit and metallurgical zone are the base case cutoff NSR values.
8.	Pit slope angles are 40º.

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9.	The bulk density in La Pava and Quemita has been determined by Alteration Zone and Core recovery and ranges between 2.07 and 2.62. The bulk density at Caballito has been assigned values of 2.34 and 2.70 tonnes/m3 in the oxides and sulphides, respectively based on bulk density measurements.
10.	Numbers may not add due to rounding.

MINERAL RESERVES

Only Measured and Indicated Resource Class materials are included in the Mineral Reserves. All Inferred Resource Class material is treated as waste in calculating economic pit limits and in subsequent reserves reporting, scheduling, and economics. The effective date of the Mineral Reserves is April 22, 2021.

Proven and Probable Reserves are derived from the Measured and Indicated Resource Class blocks within the designed pits and are summarized in Table 1-3. Mineral Reserves are stated as Crusher Feed and represent mined ore processed through the crusher and delivered to the heap leach facility.

Table 1-3

Cerro Quema Mineral Reserve Statement

	Crusher	Diluted Average		Contained Metal
	Feed	Grades
	(million)	Au (g/t)	Ag (g/t)	Au - '000 ozs	Ag - '000 ozs
La Pava Reserves:
Proven	0	0	0	0	0
Probable	15.7	0.79	2.27	400	1,148
Total	15.7	0.79	2.27	400	1,148
Quema Reserves:
Proven	0	0	0	0	0
Probable	6.0	0.83	1.95	161	378
Total	6.0	0.83	1.95	161	378
Total Reserves:
Proven	0	0	0	0	0
Probable	21.7	0.80	2.18	562	1,526
Total	21.7	0.80	2.18	562	1,526

Notes to Table 1-3:

1.	The qualified person responsible for the Mineral Reserves is Jesse Aarsen, P.Eng of MMTS. Jesse Aarsen is independent of Orla Mining Ltd.
2.	Only Oxide and Mixed material is included in the Mineral Reserve; all Sulphide material is treated as waste.
3.	The minimum cut-off grade used for ore/waste determination is NSR>= $6.34/tonne for Oxide and $9.18 for Mixed at the La Pava deposit and $6.50/tonne for Oxide and $8.35/tonne for Mixed at the Quema deposit.
4.	Mineral Reserves have an effective date of April 22, 2021. All Mineral Reserves in this table are Proven and Probable Mineral Reserves. The Mineral Reserves are not in addition to the Mineral Resources but are a subset thereof. All Mineral Reserves stated above include mining dilution, but no mining loss.
5.	Associated metallurgical gold recoveries have been estimated as 86% for Oxide at the Quema deposit and 88% for Oxide at the La Pava deposit. Gold recoveries vary according to grade for Mixed material at both the La Pava and Quema deposits.
6.	Associated metallurgical silver recoveries have been estimated as 15% for Oxide and 10% for Mixed material at the Quema deposit and 30% for Oxide and 10% for Mixed material at the La Pava deposit.
7.	Reserves are based on a US$1,250/oz gold price and US$17/oz silver price.
8.	Reserves are converted from resources through the process of pit optimization, pit design, production scheduling, stockpiling, cut-off grade optimization and supported by a positive cash flow model.
9.	Rounding as required by reporting guidelines may result in summation differences.

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MINING OPERATIONS

A PFS level mine plan, mine production schedule, and mine capital and operating costs has been developed for the Cerro Quema Project. The Cerro Quema Project includes detailed pit designs and phases for the La Pava and Quema pits. Detailed designs are based an economic pit limit established through a series of pit optimizations carried out using the LG algorithm with a range of input metal prices.

The PFS level detailed pit designs demonstrate the viability of mining operations for the Cerro Quema deposits and are used to develop the mine plan and production schedule. The production schedule uses production requirements, mine operating considerations, product prices, recoveries, destination capacities, equipment performance, haul cycle times, and operating costs to provide an optimized 6-year mine plan with an average annual throughput of 3.65 million tonnes per annum (“Mtpa”) of Crusher Feed and average annual tonnes moved of 6 Mtpa.

Mine operations are planned to be typical of similar small scale open pit operations, consisting of conventional drill, blast, load, haul, and stockpile operations. Direct Mining and Mine Maintenance is planned as Owner operated mining operations. The Owner will be responsible for all equipment mob/demob, operating, and labour costs as well as maintenance of the mining equipment. Blasting unit operations will be performed by a specific blasting company contractor. Supervision, geology and mine planning will be done by the Owner.

PROCESSING AND RECOVERY OPERATIONS

The Cerro Quema Project will be a 10,000 tonne per day heap leach operation with a single stage crushing circuit and conveyor stacking system on a single use pad. Gold will be leached from the ore with a dilute cyanide solution and recovered in a carbon adsorption-desorption-recovery (“ADR”) plant to produce doré bars.

Ore will be mined using standard open pit mining methods and delivered to the crushing circuit using haul trucks which will direct dump into a dump hopper; a front-end loader will feed material to the dump hopper as needed from a ROM stockpile located near the primary crusher. Ore will be crushed to a final product size of 80% passing 105 mm in a single stage jaw crusher. The crushing circuit will operate 7 days/week, 24 hours/day, 365 days/year with an overall estimated availability of 75%.

The crushed product will be conveyed from the crushing circuit and stockpiled using a fixed stacker near the heap. Stockpiled material will be reclaimed by belt feeders and conveyed to the conveyor stacking system. Pebble lime will be added to the reclaim conveyor for pH control before being stacked onto the heap; barren process solution will be added to the ore once it is over the lined leach pad.

Stacked ore will be leached using a drip and/or sprinkler irrigation system for solution application depending on water balance requirements. After percolating through the ore, gold, and silver-bearing solution will drain by gravity to a pregnant solution pond where it will be collected and pumped to a carbon in column (“CIC”) adsorption circuit. Gold and silver values will be loaded onto activated carbon in one train of five cascade columns. Barren solution from the final column will flow by gravity to a barren tank and will then be pumped to the heap for further leaching. High strength cyanide solution will be injected into the barren solution to maintain the cyanide concentration in the leach solutions at the desired level.

Loaded carbon from the CIC will be stripped using a pressure Zadra desorption circuit in 2.5 tonne batches. During the desorption process, gold and silver will be continuously extracted by electrowinning from the pregnant eluate concurrently with desorption. The gold sludge will be washed from the electrowinning cell cathodes, treated in a mercury retort to recovery mercury values, and smelted to produce the final doré product.

Carbon from the adsorption circuit will be acid washed prior to each stripping cycle in an acid wash vessel. A portion of the carbon will be thermally regenerated using a kiln after each strip to maintain carbon activity.

Diesel generators will be used to supply electric power to all elements of the process plant.

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An excess solution (stormwater) pond is included to contain any leach solutions and/or precipitation events that cannot be managed during normal operations. The excess solution will be returned to the barren tank as a make-up solution during average precipitation years.  During wet years, excess solution will need to be treated and discharged. Cyanide present in the excess solution will be neutralized using sodium metabisulfite followed by additional treatment in a heap leach water treatment plant to remove any other deleterious elements; solutions being discharged will pass through a pair of scavenger carbon columns to recover any metal values in solution prior to treatment. Make-up water will be from a combination of excess solution and wells.

INFRASTRUCTURE

An existing site access road intersects with Via Tonosi approximately 32 km south of Macaracas. The access road runs north approximately 7 km to the location of the platform constructed between La Pava and Quema-Quemita by Orla. Improvements to the existing road will be required and include widening to approximately 9 m to allow two over-the-road trucks to pass; re-contouring to eliminate grades in excess of 7%; and grading to a ditch on one side for drainage.

Raw water will be supplied by Well Number 4-2013 located approximately 1.1 km north, north east of the existing platform at an elevation of 190 masl. Raw water will be stored in a tank located approximately south-southeast of the existing platform near the access road to La Pava at an elevation of 480 masl. The raw water will be used for dust control, fire water, and process water make-up.

The diesel fuel used for equipment will be offloaded and stored in a cylindrical horizontal steel tank located on the western end of the existing platform at 423 masl. This tank will supply fuel for the mine fleet and light vehicles. For power generation, two 100 m3 horizontal diesel storage tanks will ensure adequate fuel supply is available to operate the generators.

A medical clinic will be located in the administration office building on the existing platform and is intended to be staffed by medical professionals that can provide proper treatment.  Medical treatment will be limited to the attendance of minor accidents and stabilization of patients that have received minor trauma. In the event high level medical care is needed, the ambulance will be equipped and prepared for emergency transport to the nearest medical facility.

Internal communications will be by radio frequency which is already installed at the Cerro Quema site. External communications will be through a mix of landline, cellular and VOIP. Primary communications and any required equipment will be located within the server room in the administration building.

Buildings and facilities are located throughout the project area. The facilities include:

•	Administration Building and Clinic;
•	Mine Shop and Warehouse;
•	Generators Platform;
•	ADR Area;
•	Refinery;
•	Reagent Storage;
•	Process Maintenance and Warehouse;
•	Laboratory; and
•	Powder Magazine.

ENVIRONMENTAL, PERMITTING, AND SOCIAL OR COMMUNITY FACTORS

Environmental

Baseline environmental studies were completed by previous operators of the Cerro Quema Project.  For the 2022 Cerro Quema Report, Orla commissioned independent consultants to conduct more complete baseline environmental studies over the project area. A key objective is to design and build the project in such a way that it does not cause significant adverse effects during construction, operation, closure, and post-closure. To aid this objective, a number of Environmental Management Plans will be developed. An outline of some of the key plans is provided in the 2022 Cerro Quema Report. These plans will need to be developed further before construction begins. They will also need to be reviewed and revised during the life of the project.

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Reclamation will be undertaken during mining activities where possible, but the majority of reclamation work will occur after the completion of mining and final gold recovery. The reclamation land use objective will be to return the land to its traditional use as local wildlife habitat. Closure objectives include securing the site to assure physical safety of people, protecting wildlife, protecting surface and groundwater quality and quantity, minimizing erosion, and controlling fugitive dust.

Permitting

Environmental assessment requirements in Panama are regulated by Decree Law #123 which specifies measures by which the process of submitting and reviewing an Environmental Impact Study (Estudio de Impacto Ambiental – EIA) for a proposed project shall be carried out, in accordance with the provisions of Law No. 41 of July 1, 1998 – Environmental Protection Law of the Republic of Panama.

The proposed Cerro Quema Project falls under Article 16 of the Decree (Associated International Standard Industrial Classification of All Economic Activities [ISIC] Code #1310). In accordance with the Decree, the Cerro Quema Project is classified as a Category III EIA.

Prior project operator Pershimco completed an EIA and permits are in place for a continuous vat leach operation previously proposed by Pershimco. However, as the current project will utilize heap leach processing methods, an application for the required Category 3 EIA permit was submitted in 2015. The Ministry has completed the technical evaluation of the EIA, and MCQ believes the Ministry is in the process of preparing the formal resolution to approve it. Timing of approval is presently not known.

In 2020, MCQ contracted ERM Consultants Canada Ltd. (“ERM”) to assess if the information presented in the EIA is in accordance with the requirements established by Panamanian regulations, International Finance Corporation Performance Standards 2012 (IFC PS), and currently accepted industry best practices. ERM found no fatal flaws with respect to Panamanian regulations but identified areas where environmental permitting studies and management plans should be improved to fully meet local requirements, International Standards and currently accepted industry practices. ERM provided recommendations that should be followed as the project advances, as summarized in the 2022 Cerro Quema Report.

Social Impact

The EIA submitted for approval in 2015 included community studies providing a general understanding of the social fabric and stakeholders associated with the Cerro Quema Project. In 2020, Orla engaged an independent consultant to conduct an EIS gap assessment and also to provide a Social Impact Assessment (“SIA”) Scoping to complete a full SIA for the Cerro Quema Project. Although Panamanian regulations do not require mining projects to present a detailed social assessment, Orla is committed to preparing a comprehensive SIA in compliance with existing local requirements and international guidelines.

CAPITAL AND OPERATING COSTS

Capital and operating costs for the process and general and administration components of the Cerro Quema Project were estimated by KCA with information from Anddes and Linkan. Costs for the mining components were provided by MMTS. The estimated costs are considered to have an accuracy of +/-25%.

The total LOM capital cost for the Cerro Quema Project is US$211.7 million, including US$7.2 million in working capital and initial fills, not including reclamation and closure costs estimated at US$15.4 million, ITBMS (value added tax) or other taxes; Cerro Quema is assumed to be fully exempt from ITBMS. Table 1-4 presents the capital requirements for the Cerro Quema Project.

Table 1-4

Capital Cost Summary

Description	Cost (US$)
Pre-Production Capital	$163,671,000
Working Capital & Initial Fills	$7,216,000
Sustaining Capital – Mine & Process	$40,797,000
Total excluding ITBMS	$211,685,000

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The average life of mine operating cost for the Cerra Quema Project is US$10.34 per tonne of ore processed. Table 1-5 presents the LOM operating cost requirements for the Cerro Quema Project.

Table 1- 5

Operating Cost Summary

Description	Cost (US$/t ore)
Mine	$3.50
Process & Support Services	$4.44
Site G & A	$2.40
Total	$10.34

Mining costs during heap leach operations (Years 1-7) were provided by MMTS at US$2.15 per tonne mined (US$3.50 per tonne of ore) and are based on quotes for mining equipment and estimated Owner’s mining costs.

Process operating costs have been estimated by KCA from first principles. Labour costs were estimated using project specific staffing, salary and wage, and benefit requirements.  Unit consumptions of materials, supplies, power, water and delivered supply costs were also estimated.  LOM average processing costs are estimated at US$4.44 per tonne ore.

G&A costs have been estimated by KCA with input from Orla. G&A costs include project specific labour and salary requirements and operating expenses, including social contributions and land access. G&A costs are estimated at US$2.40 per tonne ore.

Operating costs were estimated based on Q1 2021 US dollars and are presented with no added contingency based upon the design and operating criteria presented in the 2022 Cerro Quema Report. ITBMS is not included in the operating costs.

The operating costs presented are based upon the ownership of all process production equipment and site facilities, not including the onsite power generation set.  The owner will employ and direct all process operations, maintenance, and support personnel for all site activities.

Based on the estimated production schedule, revenue, capital costs, operating costs, taxes, and royalties, a cash flow model was prepared by KCA for the economic analysis of the Cerro Quema Project. All of the information used in this economic evaluation has been taken from work completed by KCA, Moose Mountain, Anddes, and Linkan as described in the 2022 Cerro Quema Report.

The Cerro Quema Project economics were evaluated using a DCF method, which measures NPV of future cash flow streams. The results of the economic analyses represent forward-looking information as defined under Canadian securities law (see “Introductory Notes and Cautionary Statements – Cautionary Note Regarding Froward-Looking Statements”). The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

The final economic model was developed by KCA using the following assumptions:

●	The cashflow model is based on the mine production schedule from MMTS;
●	The period of analysis of 12 years includes two years of pre-production and investment, seven years of production and three years for closure and reclamation;
●	Gold price of US$1,600/oz;
●	Silver price of US$20/oz;
●	Processing rate of 10,000 tpd ore;
●	Overall recoveries of 87% for gold and 26% for silver as discussed in Section 13.0 of the 2022 Cerro Quema Report;

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●	Capital and operating costs as discussed in the 2022 Cerro Quema Report;
●	Net Smelter Royalties of 4%;
●	Income Tax Rate of 25%; and
●	ITBMS exempt.

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The Cerro Quema Project economics based on these criteria from the cash flow model are summarized in Table 1-6 below.

Table 1 6

Economic Analysis Summary

Production Data
Life of Mine	6.0	Years
Design Production Throughput per day	10,000	Tonnes Ore /day
Design Production Throughput per year	3,650,000	Tonnes Ore /year
Total Tonnes to Crusher	21,738,000	Tonnes Ore
Grade Au (Avg.)	0.80	g/t
Grade Ag (Avg.)	2.18	g/t
Contained Au oz	562,000	Ounces
Contained Ag oz	1,526,000	Ounces
Metallurgical Recovery Au (Overall)	87%
Metallurgical Recovery Ag (Overall)	26%
Average Annual Gold Production	81,000	Ounces
Average Annual Silver Production	66,000	Ounces
Total Gold Produced	489,000	Ounces
Total Silver Produced	399,000	Ounces
LOM Strip Ratio (W:O)	0.66
Operating Costs (Average LOM)
Mining (including preproduction tonnes & costs)	$2.26	/Tonne mined
Mining (Years 1-7 tonnes & costs)	$2.15	/Tonne mined
Mining (processed)	$3.50	/Tonne Ore processed
Processing & Support	$4.44	/Tonne Ore processed
G&A	$2.40	/Tonne Ore processed
Total Operating Cost	$10.34	/Tonne Ore processed
Total By-Product Cash Cost (1)	$511	/Ounce Au
All-in Sustaining Cost (ASIC) (1)	$626	/Ounce Au
Capital Costs (Excluding IVA and Closure)
Initial Capital	$164	million
LOM Sustaining Capital	$41	million
Total LOM Capital	$204	million
Working Capital & Initial Fills	$7	million
Closure Costs	$15	million
Financial Analysis
Gold Price Assumption	$1,600	/Ounce
Silver Price Assumption	$20	/Ounce
Average Annual Cashflow (Pre-Tax)	$72	million
Average Annual Cashflow (After-Tax)	$62	million
Internal Rate of Return (IRR), Pre-Tax	47.8%
Internal Rate of Return (IRR), After-Tax	37.8%
NPV @ 5% (Pre-Tax)	$233	million
NPV @ 5% (After-Tax)	$176	million
Pay-Back Period (Years based on After-Tax)	1.7	Years

Notes:

(1) Total cash cost and AISC are non-GAAP measures and are net of silver credits and includes royalties payable. See “Introductory Notes and Cautionary Statements – Non-GAAP Measures” for additional information.

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Sensitivity Analysis

To estimate the relative economic strength of the Cerro Quema Project, base case sensitivity analyses have been completed analyzing the economic sensitivity to key parameters including changes in gold price, total capital cost, and average operating cash cost per tonne of ore processed. The after-tax sensitivity analysis is presented in Table 1-7. The economic indicators chosen for sensitivity evaluation are the IRR and NPV at 5% and 10% discount rates. From these sensitivities, it can be seen that the project is economically robust.

Table 1-7

Sensitivity Analysis (After Tax)

			NPV
	Variation	IRR	5%	10%
Gold Price
80%	$1,280	22.9%	$87,153,871	$52,033,034
90%	$1,440	30.6%	$131,371,880	$87,103,411
100%	$1,600	37.8%	$175,589,889	$122,173,789
110%	$1,760	44.5%	$219,807,898	$157,244,167
120%	$1,920	51.0%	$264,025,906	$192,314,544

Capital Costs
75%	$170,518,548	54.0%	$210,697,536	$154,900,748
90%	$200,106,345	43.4%	$189,632,948	$135,264,573
100%	$219,831,543	37.8%	$175,589,889	$122,173,789
110%	$239,556,740	33.0%	$161,546,830	$109,083,005
125%	$269,144,537	27.1%	$140,482,241	$89,446,830

Operating Costs
75%	$168,527,635	42.0%	$208,013,005	$147,130,446
90%	$202,233,162	39.5%	$188,559,135	$132,156,452
100%	$224,703,514	37.8%	$175,589,889	$122,173,789
110%	$247,173,865	36.0%	$162,620,642	$112,191,126
125%	$280,879,392	33.2%	$143,166,772	$97,217,132

OUTLOOK AND FUTURE PLANS

The Company plans to continue to explore the La Pava, Quemita, and Caballito deposits of the Cerro Quema Project in 2022, including exploration drilling and preliminary metallurgical testing.

Planned 2022 Exploration

Only one drill hole was completed in 2021, as the program was suspended due to COVID-19 safety measures. The Company’s exploration team has been focusing its efforts on the definition of drill targets, including the review and optimization of project data. In addition, a geophysical IP survey (41.5 line-km) covering the southeast extension of the Caballito deposit area as well as the La Prieta porphyry target to the south of the property was completed in 2021. Ground magnetic and soil geochemical programs have been performed in parallel with the geophysical work.

The planned 2022 exploration program will consist of drill testing priority targets defined at Quemita, Caballito, La Pelona, and La Prieta. In addition, an infill and expansion drill program will be performed at the Caballito deposit with the objective to upgrade the existing resource and potentially extend the known mineralization. This drill program will also provide material for metallurgical study.

MONITOR GOLD PROJECT

In addition to the Camino Rojo and Cerro Quema Projects, the Company holds a 100% interest in the Monitor Gold Project, which covers approximately 2,800 ha in central Nevada.  The Monitor Gold Project is not considered to be a material project for the Company.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

The Company acquired the Monitor Gold Project pursuant to an agreement dated January 25, 2018 (the “Monitor Agreement”). The Monitor Agreement is structured as a lease between the vendor, Mountain Gold Claims LLC (“Mountain Gold”), a privately held Nevada company, Orla, and Monitor Gold Corporation, a wholly-owned subsidiary of Orla. The Monitor Agreement covers an initial 340 claims and is subject to a surrounding area of interest (the “AOI”) in which any additional mineral claims Orla acquires will become part of the lease and a right for Orla to acquire ownership of any claims required to develop a mining operation. Mountain Gold retains a 3% net smelter royalty covering the claims and any new claims in the AOI, with Orla having the right to purchase a portion of this royalty and a right of first refusal on the remaining portion. Pursuant to the terms of the Monitor Agreement, Orla was required to make an advanced royalty payment of $5,000 on execution of the agreement, and advanced royalty payments in the aggregate amount of $525,000, as allocated per year in the agreement until the 10th anniversary date, and $100,000 on the 11th anniversary date and each anniversary date thereafter. Orla has annual work commitments in the aggregate of $155,000 for the first four years of the lease, and $100,000 for the fifth year and each year thereafter. In addition, Orla was and will be required to make payments of $50,000, $150,000 and $250,000, on each of the first, third and fifth anniversary dates, respectively, with such payments to be satisfied in cash or through the issuance of Common Shares, which shares will be issued at a price based on the closing price of the Common Shares on the date prior to the applicable anniversary date or such other price as may be required by the applicable stock exchange. On January 28, 2019, the Company issued 58,895 Common Shares at a deemed price of C$1.10 per share to Mountain Gold in respect of the annual share consideration to be issued by the Company on the first anniversary. On February 5, 2021, the Company issued 33,000 Common Shares at a deemed price of C$5.78 per share to Mountain Gold in respect of the annual share consideration to be issued by the Company on the third anniversary. The Company’s work in 2021 on the Monitor Gold Project consisted of data review and drill planning. Historical drill results, geophysics, and surface data were used to develop a drill program focused on the shallow gold mineralization previously intercepted at the King Solomon target. Drilling has also been developed to test the Green Monster target area. An application for drill permits is currently in progress and expected to be complete in 2022. The Monitor Gold Project offers potential for Carlin type gold mineralization.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

RISK FACTORS

In addition to the usual risks associated with an investment in a mineral exploration, development, and operating company, the Company believes that, in particular, the risk factors set out below should be considered. It should be noted that this list is not exhaustive and that other risk factors may apply. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors of the Company are currently unaware or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business, and business prospects could be materially adversely affected. In such circumstances, the price of the Company’s securities could decline, and investors may lose all or part of their investment. An investment in the Company may not be suitable for all investors.

UNCERTAINTY IN THE ESTIMATION OF MINERAL RESERVES AND MINERAL RESOURCES

The figures for Mineral Reserves and Mineral Resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves or Mineral Resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual Mineral Reserves or Mineral Resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of Mineral Reserves and Mineral Resources may have a material adverse effect on the Company’s future cash flows, results of operations, and financial condition.

Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuations in gold, silver, and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports, and plans subsequent to the date of any estimate may result in a revision of estimates from time to time or may render the estimates uneconomic to exploit. Mineral Resource and Mineral Reserve data is not indicative of future results of operations. Estimated Mineral Resources or Mineral Reserves for the Company’s properties are evaluated from time to time and may require adjustments or downward revisions based upon further exploration or development work, geological interpretation, drilling results, metal prices, or actual production experience. Any material reductions in estimates could have a material adverse effect on the Company’s results of operations and financial condition.

The category of Inferred Mineral Resource is the least reliable Mineral Resource category and is subject to the most variability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

THE CAMINO ROJO PROJECT

The Camino Rojo Project accounts for all of the Company's current production and is expected to continue to account for all of its production in the near term. Any adverse condition affecting mining, processing conditions, expansion plans or ongoing permitting at the Camino Rojo Project could have a material adverse effect on the Company's financial performance and results of operations. In addition, the Company has limited operational history at the Camino Rojo Project, with first gold pour occurring on December 13, 2021 and commercial production expected to be declared towards the end of the first quarter of 2022. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. Even though the Company has established mining operations and estimates of future production, various factors, including costs, actual mineralization, consistency and reliability of ore grades, processing rates, and commodity prices affect cash flow and profitability, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The cost and availability of suitable machinery, supplies, mining equipment, and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants, can also affect successful project operations. The activities of the Company at the Camino Rojo Project may also be subject to prolonged disruption from a variety of risks normally encountered in production of precious metals as further described below under “Risk Factors – Exploration, Development and Production Risks”. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations, and financial condition.

FINANCING RISKS

The Company has limited financial resources, a limited history of mineral production, operations, or sources of operating cash flow, a trend the Company expects to continue until the Camino Rojo Project becomes profitable. In addition, there can be no assurance that cost overruns at the Camino Rojo Project will not occur and, if they do, that additional funding will be available for future production at the mine, the Company’s other properties, or to fulfill its obligations under applicable agreements. The exploration and development of the Company’s other properties, including continuing exploration, will also require additional financing. Historically, the Company has been financed through the issuance of Common Shares, debt, and other equity securities. Although the Company has been successful in the past in obtaining financing, the Company has limited financial resources. The Company has no assurance that additional funding, if required, will be available to it in the future to fulfill the Company’s existing obligations or further exploration and development and, if obtained, on terms favourable to the Company. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company.

If required, the most likely source of future financing presently available to the Company is through the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding.  Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make interest and capital payments.  Also, the Company may issue or grant warrants or options in the future pursuant to which additional Common Shares may be issued.  Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

Failure to obtain required financing could result in delay or indefinite postponement of its anticipated activities in the coming years and could cause the Company to forfeit its interests in some or all of the Company’s properties or to reduce or terminate the Company’s operations. Failure to obtain required financing would have a material adverse effect on the Company’s business, financial condition, and results of operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS, INCLUDING BY THE COVID-19 PANDEMIC, WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE OR GLOBAL

Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the novel COVID-19, and many industries, including the mining industry, have been impacted. The outbreak has led to a widespread crisis that is adversely affecting the economies and financial markets of many countries. If increased levels of volatility continue, or in the event of a rapid destabilization of global economic conditions, there may be an adverse effect on commodity prices, demand for metals, availability of equity or credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, travel restrictions, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver doré or concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown events with potentially significant impacts. At this time, the Company cannot accurately predict what impacts there will be or what effects these conditions will have on the business, including those uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted. Any outbreak or threat of an outbreak of a contagious or epidemic disease could have a material adverse effect on the Company, its business and operational results, and the market price of its securities.

INDEBTEDNESS

As of December 31, 2021, Orla had aggregate consolidated indebtedness under its Facility as discussed under the heading “General Development of the Business – Developments During 2020”. As a result, the Company is required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Copmany may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the Facility require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants would likely result in an event of default under the Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition, and results of operations and the price of the Common Shares.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

EXPLORATION, DEVELOPMENT AND PRODUCTION RISKS

The business of exploring for minerals and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change.  Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Orla will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.  Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, Mineral Resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

FOREIGN COUNTRY AND POLITICAL RISK

The Company’s principal mineral properties are located in Mexico and Panama. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules, or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on the Company.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

One of the Company’s principal mineral properties is located in Panama. Panama remains a developing country. If the economy of Panama fails to continue growth or suffers a recession, it may have an adverse effect on the Company’s operations in that country. The Company does not carry political risk insurance.

Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

CONCESSIONS RISKS

The original 20-year term for the concessions at the Cerro Quema Project expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. The Company believes it has complied with all legal requirements in relation to the concessions. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications were received, and that exploration work could continue while the Company waits for the renewal of the concessions. The Company has also received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. On April 26, 2017, the Company received authorization from the Ministry of Environment to drill in two areas outside of the existing permitted drill area. On June 28, 2017, the Company received a permit to use water for drilling. A permit was received on May 8, 2018 to drill in the Sombrero zone and on May 11, 2018 two permits to use water for drilling were received. An existing permit that allows drilling in the areas of the current resources was extended for two years in May 2018. On February 11, 2019, a new drilling permit for the Pelona area in the eastern part of the concessions was received. Furthermore, the Panamanian Ministry of Commerce and Industry accepted the 2019 annual report for the concessions which included a work plan for 2019. The 2019 concessions tax payment was accepted in February 2019. All drill permits are currently active. General elections were held in Panama in May 2019, which resulted in a change in federal government effective July 1, 2019. Subsequent to this, two permits allowing temporary use of water for exploration drilling were received on November 12, 2019 and an additional two temporary water permits were received on January 13, 2020. In February 2020, 2021 and 2022, the annual report and concession payments were made and accepted. As of the date of this AIF, final concession renewals have not been received and are still in document control awaiting final approval by the Panamanian Comptroller General. There is no assurance that the Company will receive the extensions or receive them within a reasonable time period. Failure to receive the extensions would have a material adverse effect on the Company’s business, financial condition, and results of operations.

EIA PERMIT

To develop a mine at Cerro Quema, a Category 3 EIA is required from the Ministry of Environment. An application for this permit was submitted in 2015. The Company is actively engaged with government officials at various levels in regard to the EIA and concession renewals. The Ministry has completed the technical evaluation of the EIA, and MCQ believes the Ministry is in the process of preparing the formal resolution to approve it. Timing of approval is presently not known but the Ministry’s response time has exceeded the time periods specified in Article 41 of the Decree Law 23 applicable to EIA permit resolutions. There is no assurance that the Company will receive the various approvals, including the modification to the EIA, or receive them within a reasonable time period. Failure to receive the EIA would have a material adverse effect on the Company’s business, financial condition, and results of operations.

PERMITTING RISKS

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving to stricter standards and enforcement, and fines and penalties for noncompliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. Environmental hazards may exist on the properties in which the Company holds its interests or on properties that will be acquired which are unknown to the Company at present and which have been caused by previous or existing owners or operators of those properties.

The Company’s current or future activities, including exploration and development activities and operations of the Company require licenses, permits, or other approvals from various governmental authorities and activities are and will be governed by laws and regulations governing exploration, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety, mine permitting and other matters. Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations, and permits. There can be no assurance that all permits that the Company may require for exploration and development will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities and that it does not currently have any material environmental obligations. However, there may be unforeseen environmental liabilities resulting from exploration, development, and/or mining activities and these may be costly to remedy.

The Company does not maintain insurance against all environmental risks. As a result, any claims against the Company may result in liabilities that could have a significant adverse effect on the operations and financial condition of the Company. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration and development operations may be required to compensate those suffering loss or damage by reason of the exploration and development activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations, and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.

For example, an ecological tax implemented by the state Congress of Zacatecas in 2017 could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to cubic metres of material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes and tonnes of waste stored in landfills. Due to the uncertainty of application of this tax and turbulence between active mining companies and the State of Zacatecas, the long-term effects and implementation of this ecological tax are currently unknown and were not considered in the 2021 Camino Rojo Report. The Company is in the process of negotiating an agreement with the Zacatecas government in respect of the ecological tax. This agreement is expected to negotiate and limit the application of the ecological tax to carbon emissions from transportation equipment and the recovery of topsoil in areas that do not form a portion of the mining activities at the Camino Rojo Project.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

THE CAMINO ROJO PROJECT MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s Mineral Resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the Mineral Resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had completed the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide ore available for extraction on Orla’s property below the pit outlined in Orla’s previous 2019 Camino Rojo Report .

The Layback Agreement is only with respect to the portion of the heap leach material included in the current Mineral Reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill resource estimate and one-quarter of the leach resource estimate comprising the Mineral Resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach Mineral Resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries.

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the Mineral Resources of the Camino Rojo Project that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full Mineral Resource estimate would be significantly negatively impacted.

MINERAL RESOURCE ESTIMATIONS FOR THE CAMINO ROJO PROJECT ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of Mineral Resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of Mineral Resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an additional agreement with Fresnillo with respect to the mill resource included in the Mineral Resource estimate. While the Company believes that the Mineral Resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an additional agreement with Fresnillo will be reached.

Although all mineralization included in the Company’s Mineral Resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an additional agreement with Fresnillo would result in a significant reduction of the Mineral Resource estimate by limiting access to Mineral Resources below the current Mineral Reserves. Any material changes in Mineral Resource estimates may have a material adverse effect on the Company.

THE LAYBACK AGREEMENT REMAINS SUBJECT TO THE TRANSFER OF SURFACE RIGHTS

As contemplated in the Feasibility Study contained in the 2021 Camino Rojo Report, the Layback Agreement allows access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the 2019 Camino Rojo Report. In addition, the Layback Agreement grants Orla the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. In the 2021 Camino Rojo Report , all material to be mined on Fresnillo’s concession is classified as waste. Upon the completion of a confirmatory drill program on Fresnillo concessions by Orla, and integration of Fresnillo’s drill database, a subsequent Mineral Reserve update is expected that would include all economic oxide and transitional material from the expanded pit. The Layback Agreement remains subject to the transfer of certain surface rights. Delays in, or failure to obtain such transfer of surface rights could affect the timetable or cost of development of the potential mine modelled in the 2021 Camion Rojo Report .

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

SURFACE RIGHTS

There are three ejido communities in the vicinity of the main area of drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that is required by the Company for a potential open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the San Tiburcio Ejido. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business. The Company currently owns all surface rights required for exploration and development of the Cerro Quema Project.

PRODUCTION ESTIMATES

The Company has Mineral Reserve estimations for its existing Cerro Quema and Camino Rojo Projects and such estimates are based on a Pre-Feasibility Study for the Cerro Quema Project and a Feasibility Study for the Camino Rojo Project. The Company has also published production and cost guidance for 2022. The Company cannot give any assurance that such estimates will be achieved.  Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations, and financial condition. The realization of estimates is dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding grades and recovery rates, ground conditions (including hydrology), the physical characteristics of deposits, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, haulage, and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides, and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts, and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses, and legal liabilities, in addition to adversely affecting mineral production.

COST ESTIMATES

Capital and operating cost estimates discussed herein may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting, and restrictions on production quotas on exportation of minerals); and title claims. Changes in the Company’s anticipated production costs could have a major impact on any future profitability. Changes in costs of the Company’s anticipated mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel, and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve and Mineral Resource estimates. Many of these factors may be beyond the Company’s control. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

METAL PRICES

The Company’s long-term viability depends, in large part, upon the market price of gold , silver, and copper. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices have fluctuated widely, particularly in recent years. The marketability of metals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to price, royalties, global consumption patterns, supply of, and demand for, metals, speculative activities, allowable production, and importing and exporting of minerals, the effect of which cannot accurately be predicted. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has an interest may be mined at a profit.

Declining metal prices can also impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations.

GLOBAL FINANCIAL CONDITIONS

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with political instability, falling currency prices expressed in United States dollars, the uncertainty surrounding global supply chain and the critical measures implemented by governments globally related to the recent spread of diseases have resulted in commodity prices remaining volatile. These conditions have also caused fear and a loss of confidence in global credit markets, resulting in a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, increased credit losses, and tighter credit conditions.  Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers, and other financial institutions have caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company’s control may have on: commodity prices; demand for metals, including gold, silver and copper; availability of credit; investor confidence; and general financial market liquidity, all of which may adversely affect the Company’s business.

These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value, and the price of the Common Shares could be adversely affected.

UNINSURED RISKS

Exploration, development, and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, landslides, earthquakes, and other environmental occurrences, risks relating to the storage and shipment of precious metal concentrates or doré bars, and political and social instability. Such occurrences could result in damage to mineral properties, damage to underground development, damage to production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses, and possible legal liability. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance policies do not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not always available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. The Company does not currently maintain insurance against political risks, underground development risks, production facilities risks, business interruption or loss of profits, theft of doré bars, the economic value to re-create core samples, environmental risks, and other risks. Furthermore, insurance limits currently in place may not be sufficient to cover losses arising from insured events. Losses from any of the above events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

COMPETITIVE LANDSCAPE

The mineral exploration business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical, and other resources than the Company, in the search for and acquisition of exploration and development rights on desirable mineral properties, for capital to finance its activities, and in the recruitment and retention of qualified employees. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring exploration and development rights, financing, or recruiting and retaining employees.

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico and Panama is a detailed and time-consuming process. Although the Company has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all of its properties is in good standing, this should not be construed as a guarantee of title. The Company can provide no assurances that there are no title defects affecting its properties. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects. If any claim or challenge is made regarding title, the Company may be subject to monetary claims or be unable to develop properties as permitted or to enforce its rights with respect to its properties.

CONFLICTS OF INTEREST

The Company’s Directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the Directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s Directors, a Director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of Canada, the Directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the Foreign Corrupt Practices Act of the United States of America, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, American, or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

SHARE PRICE FLUCTUATIONS

The Common Shares are listed and posted for trading on the TSX and the NYSE American. An investment in the Company’s securities is highly speculative. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration, development, and early-production stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

TAX MATTERS

The Company is subject to income taxes and other taxes in a variety of jurisdictions and the Company’s tax structure is subject to review by both Canadian and foreign taxation authorities. The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations, and financial condition.

CURRENCY FLUCTUATIONS

The Company’s operations in Mexico and Panama make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in U.S. dollars, with the majority of transactions denominated in U.S. dollars, Canadian dollars, and Mexican pesos. As the exchange rates of the Canadian dollar and Mexican peso fluctuate against the U.S. dollar, the Company will experience foreign exchange gains or losses. The Company has used forward contracts in the past to assist in mitigating the potential negative impact of foreign currency fluctuation. As at the date of this AIF, the Company does not have any outstanding forward contracts and doe not use an active hedging strategy to reduce the risk associated with currency fluctuations but may decide to do so in the future.

LIMITED OPERATING HISTORY

The Company has a limited history of generating operating revenues and no history of profits. The Company expects to continue to incur losses until such time as the Camino Rojo Project becomes profitable or unless and until the Company develops its other properties and commences operations on such properties.  The likelihood of the Camino Rojo Project becoming profitable must be considered in light of its early stage of production (see “Risk Factors – The Camino Rojo Project” above) and the development of the Company’s other properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, some of which are beyond the Company’s control, including the progress of ongoing exploration, studies and development, the results of consultant analysis and recommendations, and the execution of any joint venture agreements with strategic parties, if any. There can be no assurance that the Company will generate profits in the future.

HISTORIC NEGATIVE OPERATING CASH FLOW

The Company had negative operating cash flow for the fiscal year ended December 31, 2021 and for prior periods. Although the Company has commenced production at the Camino Rojo Project, there can be no assurance that losses will not occur in the near future or that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel, and equipment associated with advancing exploration, development, and production of the Company properties are added. The amount and timing of expenditures will depend on the progress of ongoing exploration, development, and production, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties, and other factors, many of which are beyond the Company’s control. To the extent that the Company has negative cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on favourable terms. See “Risk Factors – Financing Risk”.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit.  Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations, or the Company’s property development or operations.

NON-GOVERNMENTAL ORGANIZATION INTERVENTION

In recent years, certain communities of both indigenous people and others, as well as non-governmental organizations, have been vocal and negative with respect to mining activities. The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. Community groups or non-governmental organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. These communities and organizations have taken such actions as protests, road closures, work stoppages and initiating lawsuits for damages. Such organizations can be involved, with financial assistance from various groups, in mobilizing sufficient local anti-mining sentiment to prevent the issuance of required permits for the development of mineral projects of other companies. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk. Any actions by communities and non-governmental organizations may have a material adverse effect on the Company’s development activities, financial position, cash flow, and results of operations.

OUTSIDE CONTRACTOR RISKS

Certain aspects of the Company’s mining operations, such as drilling, blasting, development, transportation, and other day-to-day operations, are conducted by outside contractors. As a result, the Company is subject to a number of risks, including: reduced control over the aspects of the tasks that are the responsibility of the contractors; failure of the contractors to perform under their agreements with the Company; inability to replace the contractors if their contracts are terminated; interruption of services in the event that the contractors cease operations due to insolvency or other unforeseen events; failure of the contractors to comply with applicable legal and regulatory requirements; and failure of the contractors to properly manage their workforce resulting in labour unrest or other employment issues.

UNRELIABLE HISTORICAL DATA

The Company has compiled technical data in respect of the Camino Rojo and Cerro Quema Projects, some of which was not prepared by the Company. While the data represents a useful resource for the Company, much of it must be verified by the Company before being relied upon in formulating exploration programs.

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

As part of the Company’s acquisitions, the Company has assumed certain liabilities and risks. While the Company conducted thorough due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material property may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers, and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

NO DIVIDENDS

No dividends on the Common Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Any payments of dividends will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Company’s Board of Directors may consider appropriate in the circumstances. In addition, under the terms of the Facility, the Company is restricted from paying a dividend on the Common Shares without certain lender approval. See “Dividends” below.

FOREIGN SUBSIDIARIES

The Company conducts certain of its operations through foreign subsidiaries and some of its assets are held in such entities. Any limitation on the transfer of cash or other assets between the Company and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

ACCOUNTING POLICIES AND INTERNAL CONTROLS

The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises. In preparing financial reports, management may need to rely upon assumptions, make estimates, or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s annual consolidated financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and annual consolidated financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

INTERNAL CONTROL OVER FINANCIAL REPORTING PURSUANT TO THE SARBANES-OXLEY ACT

The Company is required to assess its internal controls in order to satisfy the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with SOX. The Company’s failure to satisfy the requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the trading price of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures, and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with these requirements on an ongoing basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

ENFORCEMENT OF CIVIL LIABILITIES

Substantially all of the assets of the Company are located outside of Canada and certain of the Directors of the Company are resident outside of Canada. As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the Directors of the Company residing outside of Canada.

POSSIBLE U.S. FEDERAL INCOME TAX CONSEQUENCES FOR U.S. INVESTORS

The Company might be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse U.S. federal income tax consequences for U.S. investors. Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences if the Company is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of the Company’s income, expenses, and assets from time to time and the nature of the activities performed by its officers and employees. Prospective U.S. investors should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

INFORMATION AND CYBER SECURITY

The Company’s information systems, and those of its third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s third-party service providers or vendors.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

The Company’s operations depend, in part, on how well the Company and its suppliers, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Orla has entered into agreements with third parties for hardware, software, telecommunications, and other services in connection with its operations. The Company also depends on the timely maintenance, upgrade, and replacement of networks, equipment, IT systems, and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays, and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any known material losses relating to cyber attacks or other data/information security breaches, there can be no assurance that Orla will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access remain a priority.

Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines, and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company’s business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

GOLD INDUSTRY CONCENTRATION

Orla is concentrated in the gold mining industry, and as such, the Common Shares and Orla’s profitability will be particularly sensitive to changes in, and its performance will depend to a greater extent on, the overall condition of the gold mining industry. Orla may be susceptible to an increased risk of loss, including losses due to adverse occurrences affecting the Company more than the market as a whole, as a result of the fact that its operations are concentrated in the gold mining sector.

SHAREHOLDER ACTIVISM

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns, or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability, and the Company’s ability to attract and retain qualified personnel.

DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which 247,599,954 Common Shares were issued and outstanding as December 31, 2021, and 247,822,454 Common Shares are issued and outstanding as of March 18, 2022.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of Directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of Directors may elect all Directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions.

WARRANTS

None of the Company’s outstanding share purchase warrants are listed and posted for trading on the TSX or the NYSE American and none of the Company’s outstanding share purchase warrants are governed by the terms of a warrant indenture.

The following table summarizes information about the number of warrants outstanding as of December 31, 2021 and as of the date of this AIF:

			December 31,
Expiry date		Exercise price	2021		Date of this AIF
June 12, 2022	C$	1.65		4,742,500		4,742,500
November 7, 2022	C$	1.40		3,000,000		3,000,000
December 18, 2026	C$	3.00		32,500,000		32,400,000
Total number of warrants				40,242,500		40,142,500

Weighted average exercise price			C$	2.72	C$	2.72

STOCK OPTIONS, RESTRICTED SHARE UNITS, DEFERRED SHARE UNITS AND BONUS SHARES

As at March 18, 2022:

●	10,028,374 Common Shares are issuable on exercise of outstanding stock options;
●	707,840 Common Shares are issuable upon vesting of outstanding Restricted Share Units (or cash may be payable in lieu of 472,749 of such Common Shares); and
●	707,028 Common Shares are issuable upon vesting of outstanding Deferred Share Units (or cash may be payable in lieu thereof).

In addition, the Company has granted an entitlement to its Chairman of the Board to receive a one-time award of 500,000 Common Shares (“Chairman Bonus Shares”) at a deemed price of C$1.39 per Chairman Bonus Share in consideration for his acting as Chairman of the Board, which Chairman Bonus Shares have certain vesting restrictions. The Chairman Bonus Shares will vest and become issuable on the date that Mr. Jeannes ceases to act as a director of the Company, unless the Chairman Bonus Shares sooner vest upon a change of control of the Company as defined in the award agreement.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

DIVIDENDS

The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.  The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition, and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.  The Company has not paid any dividends on its Common Shares since its incorporation. In addition, under the terms of the Facility, the Company is prohibited from making, declaring or paying a dividend on the Common Shares without prior written consent of the lenders representing at least 75% of the principal commitment amounts under the Facility.  See “Risk Factors – No Dividends”.

MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

The Common Shares are currently listed and posted for trading on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”.  The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year ended December 31, 2021.

	High	Low
Month	(C$)	(C$)	Volume
January 2021	7.30	5.20	10,590,057
February 2021	5.92	4.31	7,931,450
March 2021	5.21	3.84	12,236,721
April 2021	5.16	4.41	6,667,023
May 2021	5.95	4.25	8,699,765
June 2021	6.12	4.57	9,157,998
July 2021	5.32	4.27	4,988,781
August 2021	5.15	4.23	4,567,959
September 2021	5.16	4.16	5,494,426
October 2021	4.53	3.71	5,685,183
November 2021	5.83	4.06	7,880,915
December 2021	5.83	4.56	5,342,046

The price of the Common Shares as quoted by the TSX at the close on December 31, 2021 was C$4.83 and on March 16, 2022 was C$5.49.

PRIOR SALES

Except as disclosed below with respect to the Company’s equity compensation arrangements, the Company did not issue any securities in its most recent financial year that are of a class that is not listed or quoted for trading on a marketplace. During 2021, the Company issued the following securities under its equity compensation arrangements:

			Issue Price
Type of Security	Number of Securities	Date Issued	/ Exercise Price
Stock options	578,347	March 24, 2021	$4.80
	50,000	April 19, 2021	$4.76
	50,000	October 4, 2021	$4.04
Restricted share units(1)	235,091	March 24, 2021	$4.80
Deferred share units(1)	62,503	March 24, 2021	$4.80

Note: (1) Represents the deemed value of the restricted share units or the deferred share units on the date of award by the Company, although no money has been, or will be, paid to the Company in connection with the issuance of Common Shares pursuant to such rights.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

For detailed information about the Company’s equity compensation arrangements, specifically, the Company’s Stock Option Plan, Restricted Share Unit Plan and Deferred Share Unit Plan, including the compensation principles that govern the grants made, please refer to the Management Information Circular of the Company dated April 6, 2021 prepared for its most recent annual meeting of shareholders held on May 14, 2021 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This information will also be contained in the Management Information Circular of the Company to be prepared in connection with the Company’s 2022 annual meeting of shareholders currently scheduled to be held in May 2022 which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

DIRECTORS AND OFFICERS

NAME, OCCUPATION AND SECURITY HOLDING

The following table sets out the name, province or state, and country of residence of each current Director and executive officer of the Company, their respective positions held with the Company and their respective principal occupations during the preceding five years.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

Name, Province and Country of Residence, and Position	Director/Officer Since	Principal Occupation for the Past Five Years
Jason D. Simpson [3]	November 2018	Director, President and Chief Executive of the Company since November 2018; Chief Operating Officer of Torex Gold Resources Inc. from January 2013 to November 2018.
President, Chief Executive Officer and Director
Ontario, Canada

Charles A. Jeannes [1,2,4]	June 2017

Non-Executive Chairman of the Board of Directors; Director of Tahoe Resources Inc. from January 2017 to February 2019; Director of Pan American Silver Corp. since February 2019 and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) since November 2016 (mining companies); former President and Chief Executive Officer of Goldcorp (mining company) from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008; serves as a University of Nevada, Reno (“UNR”) Foundation Trustee (a non-profit Board).

Director
(Non-Executive Chairman of the Board of Directors)
Nevada, USA

George Albino [1,4]	June 2017

Corporate Director and Geologist; Chairman of the Board of Eldorado Gold Corporation (mining company) from December 2017 until February 2021 and director since October 2016; Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016.

Director
Colorado, USA

Tim Haldane [3,4]	June 2017

Mining professional with international project development experience; previously Senior Vice-President of Operations - USA and Latin America at Agnico Eagle (mining company) from 2014 until February 2017.

Director
Arizona, USA

Richard Hall [2,4]	June 2015

Corporate Director, Geologist and Mineral Industry Consultant; Director at IAMGold Corporation from March 2012 to February 2022, Kaminak Gold Corporation from February 2013 to July 2016 and Klondex Mines Ltd. (Chairman) from September 2014 to July 2018 (all mining companies).

Director
Colorado, USA

Jean Robitaille [2,3]	December 2016

Senior Vice-President, Corporate Development, Business Strategy and Technical Services at Agnico Eagle (mining company) since 2014; 30 years at Agnico Eagle, including as Senior Vice-President, Technical Services and Project Development (2008 to 2013), Vice-President, Metallurgy and Marketing, General Manager, Metallurgy and Marketing and Mill Superintendent and Project Manager; prior to Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group (mining company); director of Pershimco Resources Inc. (2011 to 2016).

Director
Ontario, Canada

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

Name, Province and Country of Residence, and Position	Director/Officer Since	Principal Occupation for the Past Five Years
David Stephens [1,4]	March 2018

Partner, Agentis Capital Mining Partners (capital markets advisory) and consultant (mining and technology) from 2019-present; Head of Engineering at Vrify Technologies Inc. (mining investment technology) from 2020-present. Vice President, Corporate Development and Marketing at Goldcorp (mining company) from 2017-2019; Vice President, Treasurer of Goldcorp (2016-2017).

Director
Ontario, Canada

Elizabeth McGregor [1,2]	June 2019

Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. (mining company) from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019; prior to her role as Chief Financial Officer, she served as Tahoe Resources Inc.’s VP Treasurer; Goldcorp (mining company) from 2007 to 2013, where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. She has served as a director of Kinross Gold Corporation (mining company) since November 6, 2019.

Director
British Columbia, Canada

Eric Colby	December 2020

Vice President Operations at Magris Performance Materials Inc. since November 2021 (mining company); Vice President, Strategic Communications at Newmont from March 2020 to November 2021; prior thereto he served in the Corporate Development group at Newmont since 2013.

Director
Colorado, USA

Etienne Morin	April 2018

Chief Financial Officer of the Company since April 2018; Goldcorp (mining company) from 2006 to 2018, where he held various financial and capital markets roles including Director, Investor Relations; Director, Corporate Development; Director, Business Planning and Financial Evaluations.

Chief Financial Officer
British Columbia, Canada

Andrew Cormier	April 2020

Chief Operating Officer of the Company since April 2020; Alamos Gold Inc. from 2013 to 2020, where he was VP Development and Construction; Project Manager at AuRico Gold Inc. 2007-2013; Principal Metallurgist at SNC-Lavalin from 2004-2007; he worked for various mining companies in operations; from 1993 to 2004.

Chief Operating Officer
Ontario, Canada

Sylvain Guerard	August 2020

Senior Vice President, Exploration of the Company since August 2020; Senior Vice President Exploration at McEwen Mining Inc. from 2017 to August 2020; Senior Vice President, Exploration at Kinross Gold Corporation (“Kinross”) from 2014 to 2016 and various other roles at Kinross from 2009 to 2014 (all mining companies).

Senior Vice President, Exploration
Ontario, Canada

Chafika Eddine	March 2022

Chief Sustainability Officer of the Company since March 2022; Sustainability and Governance Consultant for various mining companies, including Lundin Mining and New Gold, 2015 to March 2022; Corporate Social Responsibility Manager (Director level) for Hudbay Minerals, 2012-2015; Vice-President Corporate Affairs for Bear Creek Mining, 2004-2009.

Chief Sustainability Officer
British Columbia, Canada

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

Notes:

(1)	Member of the Audit Committee. Ms. McGregor is the Chairperson of the Audit Committee.
(2)	Member of the Human Resources and Compensation Committee. Mr. Hall is the Chairman of the Human Resources and Compensation Committee.
(3)	Member of the Environmental, Sustainability, Health & Safety Committee. Mr. Haldane is the Chairman of the Environmental, Sustainability, Health & Safety Committee.
(4)	Member of the Corporate Governance & Nominating Committee. Mr. Albino is the Chairman of the Corporate Governance & Nominating Committee.

Each Director’s term of office expires at the next annual meeting of shareholders of the Company or when his/her successor is duly elected or appointed, unless his/her term ends earlier in accordance with the articles or by-laws of the Company, he/she resigns from office or he/she becomes disqualified to act as a Director of the Company.

As at March 18, 2022, and based on the disclosure available on the System for Electronic Disclosure by Insiders (“SEDI”), the Directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 9,091,711 Common Shares, representing approximately 3.7% of the total number of Common Shares outstanding before giving effect to the exercise of stock options, restricted share units, deferred share units or warrants to purchase Common Shares held by such Directors and executive officers.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and, except as set out below, none of the Directors or executive officers of the Company is, as at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Directors or executive officers of the Company or, to the Company’s knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

None of the Directors or executive officers of the Company, or, to the Company’s knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of this AIF, or has been within ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

CONFLICTS OF INTEREST

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any of the Company’s Directors or officers. However, certain of the Directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in mineral exploration and development and therefore it is possible that a conflict may arise between their duties to the Company and their duties to such other companies. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation and the Company’s Code of Business Conduct and Ethics. In the event that such a conflict of interest arises at a meeting of the Directors, a Director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the matter in respect of which the conflict arises. Directors and executive officers are required to disclose any conflicts or potential conflicts to the Board of Directors as soon as they become aware of them. See the section of this AIF entitled “Risk Factors – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings or regulatory actions involving Orla or its properties as at the date of this AIF, and Orla is not aware of any such proceedings or actions currently contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no Director or executive officer of the Company, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2021 or since such time or before such time that are still in effect, other than those in the ordinary course of business, are as follows:

1.	The Loan Agreement with respect to the Facility. See “General Development of the Business – Developments During 2019” for further details.
2.	The Layback Agreement. See “General Development of the Business – Developments During 2020 and Development During 2021” for further details.

INTERESTS OF EXPERTS

QUALIFIED PERSONS UNDER NI 43-101

The following persons have been named as having prepared or certified a report, valuation, statement, or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations during, or relating to, the Company’s financial year ended December 31, 2021:

2021 Camino Rojo Report – Carl E. Defilippi, RM, SME of KCA, Matthew D. Gray, Ph.D., C.P.G. of RGI, Michael G. Hester, FAusIMM of IMC and John J. Ward, C.P.G. of John Ward, RG, Groundwater Consultant, LLC.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

2022 Cerro Quema Report - Carl E. Defilippi, RM SME, of KCA, Sue Bird, P. Eng., of MMTS, Jesse Aarsen, P.Eng, of MMTS, Denys Parra, RM SME, of Anddes, Dr. Matthew D. Gray, Ph.D., C.P.G., of RGI, Brent Johnson, RM SME, P.G., of HydroGeoLogica, Lee Josselyn, P.E. of Linkan and Wade Brunham, M.Sc. PWS, R.P.Bio, of ERM.

None of the foregoing persons, or any director, officer, employee, or partner thereof, as applicable, received or has received a direct or indirect interest in the Company’s property or the property of any of the Company’s associates or affiliates. Each of the aforementioned persons are independent of the Company and held an interest in either less than 1% or none of the Company’s securities or the securities of any associate or affiliate of the Company at the time of preparation of the respective reports and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of the Company in connection with the preparation of the applicable report. None of the aforementioned persons nor any director, officer, employee, or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed, or employed as a Director, officer or employee of the Company or of any associate or affiliate of the Company.

All scientific and technical information in this AIF has been reviewed and approved by J. Andrew Cormier, P.Eng., and Sylvain Guerard, P. Geo., each of whom is a “Qualified Person” under NI 43-101.  As of the date hereof, Mr. Cormier held 75,200 Common Shares, 664,096 stock options and 38,438 restricted share units of the Company and Mr. Guerard held 221,365 stock options and 12,813 restricted share units.

AUDITORS

The Company’s independent auditors are Ernst & Young LLP, Chartered Professional Accountants, who have issued an Independent Auditor’s Report in respect to the Company’s consolidated financial statements for the year ended December 31, 2021.  Ernst & Young LLP has advised the Company that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of Public Company Accounting Oversight Board (United States) (PCAOB) Rule 3520, Auditor Independence.

AUDIT COMMITTEE INFORMATION

The Audit Committee has the responsibility of, among other things: overseeing financial reporting, internal controls, the audit process and the establishment of “whistleblower” and related policies; recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation; pre-approving audit, audit related and tax services to be provided by the independent auditor; and reviewing and recommending approval to the Board of Directors of annual and quarterly financial statements and management’s discussion and analysis.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A” to this AIF.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is comprised of four Directors.  The following table sets out the name of each current Audit Committee member and whether they are “independent” and “financially literate”.  To be considered independent, a member of the Audit Committee must not have any direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement.  To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected by the Company’s financial statements.

Name of Member	Independent	Financially Literate
Elizabeth McGregor	Yes(1)	Yes(1)
George Albino	Yes(1)	Yes(1)
Charles A. Jeannes	Yes(1)	Yes(1)
David Stephens	Yes(1)	Yes(1)

Note:

(1)	As defined under National Instrument 52-110 Audit Committees (“NI 52-110”) and within the meaning of the applicable NYSE American listing standards and requirements.

RELEVANT EDUCATION AND EXPERIENCE

The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with: an understanding of the accounting principles used by Orla to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions; experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Orla’s financial statements, or experience actively supervising one or more persons engaged in such activities; and an understanding of internal controls and procedures for financial reporting, is set out below.

ELIZABETH MCGREGOR

Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 2016 until the acquisition by Pan American Silver Corp. in February 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston.

DAVID STEPHENS

Mr. Stephens is a partner at Agentis Capital Mining Partners, which provides capital markets advisory services and is Head of Engineering at Vrify Technologies Inc., a mining investment technology company. Mr. Stephens also provides consulting services in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont on April 18, 2019, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

GEORGE ALBINO

Dr. Albino, Ph.D. is a geologist and was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016. Prior to this, he was an Analyst at Macquarie Capital Markets Canada Ltd., Research Division from June 2002 until 2010, focusing on North American precious metal producers and exploration companies as well as base metal, uranium, and diamond companies. Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years. Before joining the financial services side of the business, he worked for 18 years in the mining industry, academia and government as an Exploration and Research Geologist exploring for precious metals, base metals, and diamonds. He is also serves as a director of Eldorado Gold Corporation. Dr. Albino has a Ph.D. from the University of Western Ontario, an M.S. from the Colorado State University and a B.A.Sc. from Queen’s University.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

CHARLES JEANNES

Mr. Jeannes served as President and Chief Executive Officer of Goldcorp from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. He is also currently a Director of Pan American Silver Corp. and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a UNR Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing, and international operations.

AUDIT COMMITTEE OVERSIGHT

Since the commencement of Orla’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4, Section 3.2, Section 3.4, Section 3.5 or Section 3.8 of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies and procedures that are intended to control the services provided by the Company’s auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by the Company’s auditors, unless the engagement is specifically approved by the Audit Committee or the services are included within a category that has been pre-approved by the Audit Committee. The maximum charge for services is established by the Audit Committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the Audit Committee of the nature and value of pre-approved services undertaken.

The Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by Orla’s auditors (i) if such services are of a type whereby the performance of which would cause the auditors to cease to be independent within the meaning of applicable rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

EXTERNAL AUDITOR SERVICE FEES

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

			Audit-Related				All Other
Financial Year Ended	Audit Fees (1)		Fees (2)		Tax Fees (3)		Fees (4)
December 31, 2021	C$	418,100	C$	NIL	C$	67,600	C$	NIL
December 31, 2020	C$	316,200	C$	NIL	C$	NIL	C$	1,000

Notes:

(1)	Fees billed for professional services rendered by the Company’s external auditor for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements.
(2)	Fees billed by the Company's external auditor for assurance-related services that are not included in “audit fees”.
(3)	Fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	Fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.orlamining.com.

Additional information, including Directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Management Information Circular of the Company dated April 6, 2021 prepared for its most recent annual meeting of shareholders held on May 14, 2021 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  This information will also be contained in the Management Information Circular of the Company to be prepared in connection with the Company’s 2022 annual meeting of shareholders currently scheduled to be held in May 2022 which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the financial year ended December 31, 2021, which are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

INTRODUCTION

The primary responsibility of the Audit Committee (the “Committee”) is to oversee Orla Mining Ltd.’s (the, “Company” or “Orla”) financial reporting process on behalf of the Company’s Board of Directors (the “Board”) in order to assist the directors of the Company in meeting their responsibilities with respect to financial reporting by the Company.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s annual financial statements.

1.	RESPONSIBILITIES AND AUTHORITY

The role, responsibility, authority and power of the Committee includes, but is not be limited to the following:

(a)	the Committee shall be directly responsible for the appointment and termination (subject to Board and shareholder ratification), compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the independent auditors regarding financial reporting;
(b)	the Committee shall ensure that at all times there are direct communication channels between the Committee and the internal auditors, if applicable, and the external auditors of the Company to discuss and review specific issues, as appropriate;
(c)	the Committee shall discuss with the independent auditors (and internal auditors, if applicable) the overall scope and plans for their audits, including the adequacy of staff. The Committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company’s policies and procedures to assess, monitor, and manage business risk and legal risk;
(d)	the Committee shall, at least annually, obtain and review a report by the independent auditors:
(i)	describing their internal quality control procedures;
(ii)	reviewing any material issues raised by the most recent internal quality control review, or peer review, or any inquiry or investigation by a government or professional institute or society, within the preceding five years, respecting any independent audit carried out by the independent auditors, and any steps taken to deal with any such issues; and
(iii)	outlining all relationships between the independent auditor and the Company in order to assess the auditor’s independence;

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

(e)	the Committee shall review and assess the performance of the independent auditors annually and share the results with the Board;
(f)	the Committee shall meet separately, on a regular basis, with management and the independent auditors to discuss any issues or concerns, current or forthcoming, warranting Committee attention. As part of this process, the Committee shall provide sufficient opportunity for the independent auditors to meet privately with the Committee;
(g)	the Committee shall receive regular reports from the independent auditors on critical policies and practices of the Company, including all alternative treatment of financial information within generally accepted accounting principles which have been discussed with management. Where alternative treatment exists, the independent auditors shall be invited to express their opinion as to whether the Company is using best practices;
(h)	the Committee shall review management’s assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditors’ report on management’s assertion;
(i)	the Committee shall review and discuss earnings press releases, as well as information and earnings guidance provided to analysts and rating agencies;
(j)	the Committee shall review the interim and annual financial statements and disclosures under management’s discussion and analysis of financial condition and results of operations with management and the annual audited statements with the independent auditors, prior to recommending them to the Board for approval, release or inclusion in any reports to shareholders and/or securities commissions;
(k)	the Committee shall receive reports, if any, from corporate legal representatives of evidence of material violation of securities laws or breaches of fiduciary duty;
(l)	the Committee shall review and ensure that procedures are in place for the receipt, retention and treatment of complaints received by the Company regarding accounting and auditing matters, as well as the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
(m)	the Committee shall meet as often as it deems appropriate to discharge its responsibilities and, in any event, at least four (4) times per year. Additional meetings may be held as deemed necessary by the Chair of the Audit Committee (the “Chair”) or as requested by any Committee member or the external auditors or management;
(n)	the Committee shall review all issues related to a change of auditor, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition;
(o)	the Committee shall pre-approve all non-audit services to be provided to the Company by the external auditors;
(p)	the Committee shall review and approve the Company’s policy with regard to the hiring of current and former partners or employees of the present and former external auditors;
(q)	the Committee shall review the expenses of the Chief Executive Officer and the Chairman of the Board on a quarterly basis;
(r)	the Committee shall report on all the foregoing matters to the directors of the Company at the next Board meeting following;
(s)	subject to the provisions of Part 3 of National Instrument 52-110, at all times, the membership of the Committee shall be such that:
(i)	it shall be comprised of no fewer than three members;
(ii)

each of the members thereof shall be “unrelated directors” or “independent” directors of the Company, as may be defined by the Toronto Stock Exchange, the British Columbia Securities Commission or any other regulator to which the Company reports or may report in the future;

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2021	United States dollars unless otherwise stated

(iii)	each member of the Committee shall be financially literate in terms of the ability to read and understand a set of financial statements;
(iv)	no member of the Committee shall have a material business relationship with the Company;
(t)	no business shall be transacted by the Committee except at a meeting of the members thereof at which;
(v)	a majority of the members thereof are present;
(vi)	by a resolution in writing signed by all of the members of the Committee;
(u)	the minutes of all meetings of the Audit Committee shall be provided to the Board.
2.	WHISTLEBLOWER POLICY

With regard to the Company’s Whistleblower Policy (the “Whistleblower Policy”), the Committee shall:

(a)	review periodically and recommend to the Board any amendments to the Whistleblower Policy and monitor the procedures established by management to ensure compliance;
(b)	review actions taken by management to ensure compliance with the Whistleblower Policy and its response to any violations; and
(c)	review all reports received pursuant to the Whistleblower Policy and investigate each complaint and take appropriate action within the guidelines set forth in the Whistleblower Policy.
3.	RESPONSIBILITIES OF THE COMMITTEE CHAIR

The fundamental responsibility of the Chair is to be responsible for the management and effective performance of the Committee and to provide leadership to the Committee in fulfilling its Charter and any other matters delegated to it by the Board. To that end, the Chair’s responsibilities shall include:

(a)	working with the Chairman of the Board to establish the frequency of Committee meetings and the agendas for such meetings;
(b)	providing leadership to the Committee and presiding over Committee meetings;
(c)	facilitating the flow of information to and from the Committee and fostering and environment in which Committee members may ask questions and express their viewpoints;
(d)	reporting to the Board with respect to significant activities of the Committee and any recommendations of the Committee;
(e)	addressing, or causing to be addressed, all concerns communicated to the Chair under the Whistleblower Policy;
(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and
(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.
4.	ADOPTION

ADOPTED AND APPROVED by the Board on December 6, 2016.

AMENDED AND APPROVED by the Committee and the Board on August 5, 2021.